     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                             UWHARRIE CAPITAL CORP
            (Exact name of registrant as specified in its charter)

                             NORTH CAROLINA                                           56-1814206
      (State or other jurisdiction of incorporation or organization)     (I.R.S. Employer Identification No.)

                            167 NORTH SECOND STREET
                              POST OFFICE BOX 338
                     ALBEMARLE, NORTH CAROLINA 28002-0338
                                (704) 983-6181
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             ROGER L. DICK, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             UWHARRIE CAPITAL CORP
                            167 NORTH SECOND STREET
                              POST OFFICE BOX 338
                     ALBEMARLE, NORTH CAROLINA 28002-0338
                                (704) 983-6181
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  COPIES TO:
                           ANTHONY GAETA, JR., ESQ.
                            W. MARK GRIFFITH, ESQ.
                            MOORE & VAN ALLEN, PLLC
                        ONE HANNOVER SQUARE, SUITE 1700
                         RALEIGH, NORTH CAROLINA 27611
                                (919) 828-4481

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1)
of this Form, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   TITLE OF EACH CLASS                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
      OF SECURITIES       AMOUNT TO BE    OFFERING PRICE         AGGREGATE          AMOUNT OF
    TO BE REGISTERED       REGISTERED      PER SHARE (1)    OFFERING PRICE (1)   REGISTRATION FEE
-----------------------  --------------  ----------------   ------------------   ----------------
Common Stock, $1.25 par
  value per share ......    850,000     $ 5.75             $4,887,500           $   1,441.81

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee, based upon the last known sale price as of August 3, 1998 (a date within five business days prior to the filing date of this Registration Statement).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                             Uwharrie Capital Corp



                                 COMMON STOCK
                        PURCHASE PRICE $     PER SHARE


          200,000 SHARES                     850,000 SHARES
            (MINIMUM)                           (MAXIMUM)
     MINIMUM PURCHASE 200 SHARES     MAXIMUM PURCHASE 25,000 SHARES

     Uwharrie Capital Corp (the "Company") hereby offers for sale a minimum of 200,000 and a maximum of 850,000 shares of the Company's common stock, par
value $1.25 per share (the "Common Stock") at a price of $     per share (the
"Offering"). The Common Stock is being offered pursuant to nontransferable subscription rights to shareholders of the Company as of August 28, 1998 (the "Record Date") ("Existing Shareholders") for the first 30 days of the Offering,
or until 5:00 p.m. Eastern Time on     , 1998 (the "Shareholder Offering"). In
the event that Existing Shareholders subscribe for a number of shares in excess of the total number of shares offered, subscriptions will be allocated on a pro rata basis within the purchase limitations of this Offering. If shares remain unsubscribed at the end of the Shareholder Offering, they will be offered at the same price and with the same purchase limitations on a first-come-first-serve basis to the following (the "Public Offering"): (i) existing customers on the Record Date of the Bank of Stanly or any one of its subsidiaries, The Strategic Alliance Corporation and BOS Agency, Inc.; (ii) businesses in, residents of, or persons having property interests in Stanly, Montgomery, Richmond, Anson, Union, Cabarrus, Rowan, Randolph, or Davidson Counties, North Carolina (the nine county area of North Carolina known as the "Uwharrie Lakes Region"); and (iii) other persons or businesses outside of the Uwharrie Lakes Region subject to the approval of the Company's Board of Directors.

     It is the philosophy of the Company to encourage local ownership of the Common Stock which is neither listed nor traded on any market. The Company makes every reasonable effort to match willing buyers with willing sellers as they become known for the purpose of private negotiations for the purchase and
sale of the Company's Common Stock. As of       , 1998, the last known sale
price of the Common Stock was $     per share.

     SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PRICE TO PUBLIC   PROCEEDS TO COMPANY (1)
                         ---------------   -----------------------
Per Share ............. $                 $
Total Minimum ......... $
Total Maximum ......... $                 $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
---------
(1) Before deducting expenses estimated at $   , all of which are payable by
 the Company.

     The shares of Common Stock are offered by the Company, subject to prior sale, receipt and acceptance by them and subject to the right of the Company to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery within ten business days following completion of the offering.



                  The date of this Prospectus is       , 1998.

                             UWHARRIE LAKES REGION


                                 (MAP GOES HERE)



     FOR YOUR CONVENIENCE, SUBSCRIPTION OFFER FORMS ARE CONTAINED AT THE BACK OF THIS PROSPECTUS. SHOULD YOU DESIRE TO SUBSCRIBE FOR SHARES OF THE COMMON STOCK OF UWHARRIE CAPITAL CORP, PLEASE COMPLETE ONE OF THE SUBSCRIPTION OFFER FORMS AND RETURN IT TO:

                             UWHARRIE CAPITAL CORP
                            STOCK INFORMATION CENTER
                            167 NORTH SECOND STREET
                      ALBEMARLE, NORTH CAROLINA 28001-4803

     SHOULD YOU NEED ASSISTANCE IN COMPLETING THE SUBSCRIPTION OFFER FORM OR HAVE ANY OTHER QUESTIONS REGARDING THE PROSPECTUS, PLEASE CONTACT THE STOCK INFORMATION CENTER AT (704) 983-6181.

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.


                                  THE COMPANY

     Uwharrie Capital Corp (the "Company") is a North Carolina bank holding company with total consolidated assets of $154 million, total deposits of $128 million and total shareholders' equity of $13 million, each as of June 30, 1998. The Company was organized on July 1, 1993 to become the bank holding company for the Bank of Stanly (the "Bank"), a North Carolina commercial bank chartered on September 28, 1983, and its two wholly-owned subsidiaries, BOS Agency, Inc. ("BOS Agency"), which provides insurance services, and The Strategic Alliance Corporation ("Strategic Alliance"), which provides broker-dealer investment services. The Bank, based on deposit statistics collected for 1997 by the Federal Deposit Insurance Corporation ("FDIC"), held over 17% of deposits of Stanly County residents insured by the FDIC, and had banking relationships with over 45% of Stanly County households. The Company, the Bank and its subsidiaries are located in Stanly County, their primary service area, but intend to prudently expand their service area to include the entire Uwharrie Lakes Region.

     The Bank engages in retail and commercial banking, with three banking offices in the City of Albemarle, one office in the Town of Norwood, and one office in the Town of Oakboro. Through its five branch locations in Stanly County, the Bank provides a wide range of banking services including deposit accounts, commercial, consumer, home equity and residential mortgage loans, safe deposit boxes and automated banking. Its depository services include personal and commercial checking, savings, money market, certificates of deposit accounts and individual retirement accounts tailored to meet customers' needs. The Bank provides fixed and variable rate loans which include mortgage, home equity lines of credit, consumer and commercial loans, and other lines of credit for both consumer and commercial customers. The Bank also offers credit card services, night depository, wire transfers, incoming and outgoing collection items, notary service, check safekeeping and direct deposit.

     The Bank has two wholly-owned subsidiaries, Strategic Alliance and BOS Agency which provide investment management and insurance products for the Bank's customers through the Bank's branch network. Strategic Alliance is a broker-dealer and member of the National Association of Securities Dealers, Inc. ("NASD") and offers a full range of financial and investment services to its customers in the Uwharrie Lakes Region through its marketing division. BOS Agency serves the risk management needs of customers and brings life insurance, long-term health care, Medicare supplement and other insurance industry products to customers' financial portfolios. The Bank also owns a 50% interest in Corporate Data Services, Inc. ("CDS"), Asheboro, North Carolina, a North Carolina corporation which provides operations and data processing services to community banks.

     The Company is community oriented, emphasizing the well-being of the people in its region above financial gain in directing its corporate decisions. In order to best serve its community, the Company believes it must remain a strong, viable, independent financial institution. This means that the Company must evolve with today's quickly changing financial services industry. In 1993, the Company implemented its current strategy to remain an independent community financial institution that is competitive with larger institutions and allows its service area to enjoy the benefits of a local financial institution and the strength its capital investment provides the community. This strategy consists of developing and expanding the Company's technological capabilities while recruiting and maintaining a workforce sensitive to the financial services needs of its customers. This strategy has provided the Company with the capacity to grow and leverage the high cost of delivering competitive services.


     Customers of the Bank have seen the impact of this strategy through its new product lines. A new service offered by the Bank during 1997 was 24 Hour Telephone Banking, providing customers convenience and access to account information, rate information and accessibility of funds transfers between accounts. Another service now offered is a Visa Check Card(R) which functions as a point-of-sale (POS) debit card and automated teller machine (ATM) card. Customers can use the Check Card for purchases at any merchant accepting Visa and at any ATM displaying the HONOR(R) and CIRRUS(R) networks regionally and worldwide, respectively.

     Net proceeds from this offering will be allocated to corporate purposes that allow the Company to expand the scope of its strategy and better serve the people of the Uwharrie Lakes Region. Such corporate purposes include: (a) improving banking equipment and operating systems, providing new product lines, and implementing technological advances at the Company and the Bank and its subsidiaries; (b) providing funds for internal growth and expansion at the Company and the Bank and its subsidiaries through the hiring of new management personnel; and (c) financing de novo expansion or acquisitions for the Bank and its subsidiaries that complement existing operations.

     The Company's executive offices are located at 167 North Second Street, Albemarle, North Carolina 28002-0338, and its telephone number is (704) 983-6181.


                     THE OFFERING AND PLAN OF DISTRIBUTION

     The shares of Common Stock to be issued are being offered at the purchase
price of $     per share pursuant to nontransferable subscription rights to
("Existing Shareholders") for the first 30 days of the Offering, or until 5:00
p.m. Eastern Time on       , 1998 (the "Shareholder Offering"). In the event
that Existing Shareholders subscribe for a number of shares in excess of the total number of shares offered, subscriptions will be allocated on a pro rata basis within the purchase limitations of this Offering. If shares remain unsubscribed at the end of the Shareholder Offering, they will be offered at the same price and with the same purchase limitations on a first-come-first-serve basis to the following (the "Public Offering"); (i) existing customers on the Record Date of the Bank or any of its subsidiaries;
(ii) businesses in, residents of, or persons having property interests in the Uwharrie Lakes Region; and (iii) other persons or businesses outside of the Uwharrie Lakes Region subject to the approval of the Company's Board of Directors.

     The Offering will expire at the earlier of: (i) subscriptions accepted for all of the shares offered, or (ii) 5:00 p.m., Eastern Time on December 31, 1998 (the "Expiration Date"): unless extended by resolution of the Board of Directors of the Company, but in such event, would last no later than 5:00 p.m. on March 31, 1999. No person, including individuals on a joint account together with associates or persons acting in concert therewith may purchase fewer than 200 shares of Common Stock, and no more than 25,000 shares of Common Stock, in the Offering. The Board of Directors of the Company may increase or decrease these purchase limitations at any time. Should any such changes occur, all subscribers and potential subscribers will be notified. The Company reserves the absolute right to accept or reject any orders in the Offering, in whole or in part, for any reason, either at the time of receipt of order or as soon as practicable following the Expiration Date.

     Accountholders in the Bank purchasing between 200 and 500 shares of Common Stock and meeting certain credit standards of the Company may purchase their shares pursuant to an installment purchase plan ("Purchase Plan") (a "Participant"). Pursuant to the Purchase Plan, the Participant will execute a promissory note (the "Note") to the Company providing that the total cost of the shares to be purchased is to be amortized over a 24 month term at no interest with monthly payments being debited to the Participant's deposit account at the Bank. No downpayment is required, but a Participant must pay the first month's payment in advance upon execution of the Note. The shares to be purchased will be held in escrow until the end of the term of the Note with any cash distributions or dividends on such shares being credited toward the amount owed for their purchase. In the case of a default and failure to cure (as defined in the Note,) the Participant will be charged an "administrative fee" of 10% of the total purchase price of the shares. Upon default and failure to cure, the amount of shares for which payment has been received, or at the option of the Participant, the payments made, minus the administrative cost fee incurred, shall be refunded to the Participant.

     The Company has established a Stock Information Center, which will be staffed with representatives of The Meritas Group, Inc., a firm offering financial advisory services to the Company for the Subscription Offering, to coordinate the Subscription Offering, including tabulation of orders and answering questions about the Subscription Offering by telephone. All subscribers will be instructed to mail payment to the Stock Information Center. Payment for shares of Common Stock may be made by cash (if delivered in person), check, bank draft, or money order or by authorization of withdrawal from existing deposit accounts maintained with the Bank (without penalty for early withdrawal).

     Offers to purchase or sale will only be made by means of this Prospectus. Subscription Offer Forms will be distributed only with this Prospectus. The executed Subscription Offer Form must be accompanied by appropriate payment. All funds received during the Offering will be held in an escrow account at the Bank drawing interest at the Bank's money market rates existing at the time of the commencement of the Offering. If the aggregate minimum number of shares offered hereby is not sold by the Expiration Date, or any extension thereof, all funds received from subscribers, plus interest from date of receipt, will be refunded and no shares will be sold.

     The amount of proceeds from the sale of the Common Stock in the Offering will depend upon the total number of shares actually sold in and the actual expenses of the Offering. As a result, the actual net proceeds from the sale of the Common Stock cannot be determined until the Offering is completed.

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



                                                    AT OR FOR THE SIX
                                                  MONTHS ENDED JUNE 30,
                                               ---------------------------
                                                    1998          1997
                                               ------------- -------------
                                                (IN THOUSANDS EXCEPT PER
                                               SHARE, RATIO AND OTHER DATA)
INCOME STATEMENT DATA:
Net interest income ..........................   $   3,257     $   2,993
Provision for loan losses ....................          65            85
Non-interest income ..........................         760           726
Non-interest expense .........................       2,998         2,725
Net income ...................................         657           626
BALANCE SHEET DATA:
Assets .......................................   $ 154,001     $ 142,619
Loans ........................................     117,625       108,731
Allowance for loan losses ....................       1,162         1,100
Deposits .....................................     127,925       113,479
Other borrowings .............................      12,068        16,756
Shareholders' equity .........................      13,276        11,872
PER COMMON SHARE DATA:
Net income, basic (4) ........................   $   0.14      $   0.14
Net income, diluted (4) ......................       0.14          0.13
Cash dividends declared (4) ..................          --            --
Book value ...................................       5.79          5.46
OTHER DATA:
Branch offices ...............................           5             5
Full-time employees ..........................          64            56
PERFORMANCE RATIOS (2):
Return on average assets .....................        0.89%          .91%
Return on average equity .....................       10.27%        10.98%
Net interest margin (taxable
 equivalent) .................................        4.78%         4.73%
Dividend payout ..............................          --            --
Efficiency (3) ...............................       74.60%        73.20%
ASSET QUALITY RATIOS:
Allowance for loan losses to loans at
 end of period ...............................        0.99%         1.01%
Allowance for loan losses to non-
 performing loans at end of period ...........      281.40%       257.00%
Net charge-offs to average loans (2) .........        0.04%         0.07%
Non-performing assets to loans ...............        0.35%         0.39%
CAPITAL AND LIQUIDITY RATIOS:
Average equity to average assets .............        8.65%         8.27%
Leverage .....................................        8.57%         8.29%
Tier 1 risk-based ............................       12.78%        12.73%
Total risk-based .............................       13.93%        13.94%
Average loans to average deposits ............       97.71%        95.73%
Average loans to average deposits and
 borrowings ..................................       83.94%        83.65%



                                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------
                                                    1997          1996          1995          1994           1993
                                               ------------- ------------- ------------- -------------- -------------
                                                       (IN THOUSANDS EXCEPT PER SHARE, RATIO AND OTHER DATA)
INCOME STATEMENT DATA:
Net interest income ..........................   $   6,140     $   5,529     $   4,862      $ 4,684       $   4,436
Provision for loan losses ....................         183           137            77          181             185
Non-interest income ..........................       1,491         1,361         1,183          270           1,183
Non-interest expense .........................       5,722         5,277         4,988        4,551           4,116
Net income ...................................       1,186         1,026           781          260(1)        1,015
BALANCE SHEET DATA:
Assets .......................................   $ 145,704     $ 133,876     $ 120,839      $112,124      $ 102,383
Loans ........................................     113,985       100,852        90,948       80,074          69,171
Allowance for loan losses ....................       1,125         1,050           975          922           1,025
Deposits .....................................     116,905       104,599        95,794       93,235          84,469
Other borrowings .............................      15,584        17,421        13,275        8,886           7,161
Shareholders' equity .........................      12,534        11,303        10,913        9,724          10,413
PER COMMON SHARE DATA:
Net income, basic (4) ........................   $   0.26      $   0.22      $   0.17       $  0.06       $   0.22
Net income, diluted (4) ......................       0.25          0.22          0.17          0.06           0.22
Cash dividends declared (4) ..................          --         0.05          0.04          0.04           0.03
Book value ...................................       5.49          4.95          4.76          4.14           4.49
OTHER DATA:
Branch offices ...............................           5             5             5            5               5
Full-time employees ..........................          60            52            50           49              46
PERFORMANCE RATIOS (2):
Return on average assets .....................        0.84%         0.80%         0.69%        0.24%           1.03%
Return on average equity .....................       10.04%         9.22%         7.48%        2.58%          10.38%
Net interest margin (taxable
 equivalent) .................................        4.76%         4.70%         4.74%        4.79%           5.73%
Dividend payout ..............................          --         21.10%        24.28%       73.03%          15.94%
Efficiency (3) ...............................       75.20%        76.90%        83.30%       79.00%          74.80%
ASSET QUALITY RATIOS:
Allowance for loan losses to loans at
 end of period ...............................        0.99%         1.04%         1.07%        1.15%           1.48%
Allowance for loan losses to non-
 performing loans at end of period ...........      241.90%       226.30%       297.30%      192.90%          75.20%
Net charge-offs to average loans (2) .........        0.09%         0.06%         0.03%        0.36%           0.24%
Non-performing assets to loans ...............        0.41%         0.46%         0.36%        0.24%           1.44%
CAPITAL AND LIQUIDITY RATIOS:
Average equity to average assets .............        8.41%         8.68%         9.20%        9.39%           9.94%
Leverage .....................................        8.49%         8.33%         8.78%        9.30%          10.63%
Tier 1 risk-based ............................       12.57%        12.92%        13.19%       12.70%          14.06%
Total risk-based .............................       13.72%        14.15%        14.42%       13.90%          15.45%
Average loans to average deposits ............       96.51%        95.63%        86.26%       81.15%          77.99%
Average loans to average deposits and
 borrowings ..................................       84.09%        83.41%        76.73%       74.40%          74.75%

---------
(1) Includes non-recurring loss of $802,000 from sale of securities in a restructuring of the investment portfolio.

(2) Annualized for the six months ended June 30, 1998 and 1997.

(3) Computed by dividing noninterest expense by the sum of net interest income and noninterest income, exclusive of gains and losses on sales of securities.

(4) Adjusted for the effects of the 3% stock dividend paid in 1994, 1995 and 1996, the 5% stock dividend paid in 1997, and the two-for-one stock split effected in the form of a 100% stock dividend declared July 21, 1998,

                                 RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS SHOULD CONSIDER THE FOLLOWING FACTORS CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. SEE ALSO "FORWARD LOOKING STATEMENTS."


COMMUNITY COMMITMENT AND SOCIAL RESPONSIBILITY

     The Company is community oriented and emphasizes the well-being of the people in its region above financial gain in directing its corporate decisions. As a result, the Company attempts to attract investors from its primary service area and region that share its view of the Company as a corporate citizen seeking financial growth and stability for its community, while at the same time maintaining that atmosphere and dignity that have made its community an ideal place to live and raise a family. In furtherance thereof, the Company's Articles of Incorporation and Bylaws contain provisions meant to encourage and maintain its commitment and social responsibility to its community. See the discussion under "Executive Officers and Directors" and see also "Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects -- BOARD CONSIDERATION OF CERTAIN NONMONETARY FACTORS IN THE EVENT OF AN OFFER BY ANOTHER PARTY." In addition, the Company allocates a considerable amount of its net revenues toward philanthropic projects in its community. For instance, the Company is currently involved in a proposal to implement the "Central Park Vision" for the Uwharrie Lakes Region. The Central Park Vision is an attempt to develop an alternative economic development strategy to that historically followed in the Uwharrie Lakes Region and other rural communities, that have not participated equally in North Carolina's strong economic development over the past several decades. The strategy involves using the existing rural character, recreational venues, and historical assets of the Uwharrie Lakes Region alongside the economic growth of North Carolina's metropolitan areas as a foundation for a new economic development strategy. The Company is one of several active participants in the Central Park Vision investing time and resources in formulating such a development plan. In sum, the Company's practice of directing its corporate decisions in a manner that is socially responsible to the community could be adverse to an investor interested in a company that only seeks to maximize its profitability.


COMPETITION WITH OTHER FINANCIAL INSTITUTIONS

     Commercial banking in North Carolina is extremely competitive, due in large part to statewide branching. Currently, many of the Company's competitors are significantly larger and have greater resources than the Company. The Company encounters significant competition from a number of sources, including other bank holding companies, commercial banks, thrift and savings and loan institutions, credit unions, and other financial institutions and financial intermediaries. Among commercial banks, the Bank competes in its market area with some of the largest banking organizations in the state, several of which have hundreds of branches in North Carolina and billions of dollars in assets. Moreover, competition is not limited to financial institutions based in North Carolina. The enactment of federal legislation authorizing nationwide interstate banking has greatly increased the size and financial resources of some of the Company's competitors. Consequently, many of the Company's competitors have substantially higher lending limits due to their greater total capitalization, and may perform functions for their customers that the Company currently does not offer. As a result, the Company could encounter increased competition in the future that may limit its ability to maintain or increase its market share or otherwise materially and adversely affect its business, results of operations and financial condition. See "Business -- Competition."


GROWTH OPPORTUNITIES

     The proceeds of the Offering will be used to enhance the capital position of the Company, the Bank and its subsidiaries, and to support future asset growth. See "Use of Proceeds." In the future, the Bank may expand its business through selective de novo branch openings and possible branch or whole bank acquisitions that complement its existing operations in the Uwharrie Lakes Region. However, at this time, the Bank has not entered into any agreement or engaged in any substantive or material negotiations with third parties regarding any branch or whole bank acquisitions. There can be no assurance that any such transactions, if or when consummated, will not have a material adverse effect on the Bank's business, results of operations or financial condition.


POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The profitability of the Company depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. The net interest income of the Company would be adversely affected if changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on the interest-earning-assets of the Company. An increase in interest rates could have a material adverse effect on the housing and automobile industries and consumer spending generally, which could adversely affect the results of operations and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


GOVERNMENTAL REGULATION

     The Company, the Bank and its subsidiaries are subject to extensive supervision, regulation and control by several federal and state governmental agencies, including the Federal Reserve Board, the North Carolina State Banking Commission, the FDIC, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the NASD and the North Carolina Department of Insurance. Future legislation and government policy could adversely affect the Company and the financial institutions industry as a whole, including the cost of doing business. Certain recently enacted or proposed legislation or regulations, and future legislation or regulations, could have an adverse effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Although the impact of such legislation and regulation cannot be predicted, future changes may alter the structure of, and competitive relationships among, financial institutions and the cost of doing business. In addition, federal regulatory authorities have the power in certain circumstances to prohibit dividends and other payments from the Company. See "Business -- Supervision and Regulation."


COMPOSITION OF REAL ESTATE LOAN PORTFOLIO

     The real estate loan portfolio of the Bank includes residential mortgages and construction and commercial loans secured by real estate. The Bank generates all of its real estate mortgage loans in North Carolina. Therefore, conditions of the real estate markets in North Carolina could strongly influence the level of the Bank's nonperforming mortgage loans and the results of operations and financial condition of the Bank. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and acts of nature. Although the Bank's underwriting standards are intended to protect the Bank against adverse general and local real estate trends, declines in real estate markets could adversely impact the demand for new real estate loans, the value of the collateral securing the Bank loans and the results of operations and financial condition of the Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


EXPOSURE TO LOCAL ECONOMIC CONDITIONS

     The Company's success is dependent to a significant extent upon economic conditions in Stanly County and more generally, in the Uwharrie Lakes Region. In addition, the banking industry in general is affected by economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. Economic recession over a prolonged period or other economic dislocation in Stanly County or the Uwharrie Lakes Region could cause increases in non-performing assets and impair the values of real estate collateral, thereby causing operating losses, diminishing liquidity and eroding capital. Although management believes its loan policy and review process results in sound and consistent credit decisions on its loans, there can be no assurance that future adverse changes in the economy in the Company's market area would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.


MONETARY POLICY

     The operating results of the Company are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. Government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels and loan demand on the results of operations and business of the Company.


IMPACT OF TECHNOLOGICAL ADVANCES; UPGRADE TO COMPANY'S INFRASTRUCTURE

     The financial services industry is undergoing, and management believes will continue to undergo, technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as enhance efficiencies in the Company's operations. Management believes that keeping pace with technological advances is critical for the Company in light of its strategy to continue its sustained pace of growth. As a result, the Company intends to continue to upgrade its internal systems, both through the efficient use of technology (including software applications) and by strengthening its policies and procedures. At the same time, the Company anticipates that it will expand its array of technology-based products to its customers.


YEAR 2000 COMPLIANCE

     As the year 2000 approaches, an important business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. Many existing application software products, including the Company's, were designed to accommodate a two-digit year. For example, "96" is stored on the system and represents 1996. CDS processes the Company's computer and data processing needs, and is in the process of modifying, upgrading or replacing its computer applications to insure Year 2000 compliance. The Company and its subsidiaries are actively engaged in the execution of a five phase initiative as outlined by the Federal Financial Institutions Examination Council to address the readiness of the Company and associated interdependent business relationships. These phases are 1) Awareness, 2) Assessment, 3) Renovation, 4) Validation (Testing), and 5) Implementation. A Year 2000 Steering Committee comprised of members of executive management appointed by the Company's Board of Directors is responsible for project oversight. A Year 2000 Task Force has been named to execute the initiative and is working diligently to ensure that time lines and objectives are met. Under such initiative, the Company will examine the need for modifications or replacement of all non-Year 2000 compliant pieces of software. At this stage of its initiative, the Company expects the cost of its Year 2000 compliance program will not be material to the Company's financial condition or operation. In the event that the Company's significant suppliers do not successfully and timely achieve Year 2000 compliance, the Company's business, results of operations or financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                USE OF PROCEEDS

     The Company will receive net proceeds of $     million if the maximum
amount offered is sold and net proceeds of $     million if the minimum amount
offered is sold, after deducting offering expenses to the Company estimated at
approximately $     . The Company intends to use the net proceeds for general
corporate purposes, such as:

     a. The infusion of capital into the Bank and its subsidiaries for improving their equipment and operating systems, implementing technological advances associated with the financial services industry, and providing new product lines;

     b. The infusion of capital into the Bank and its subsidiaries for internal growth and expansion through the hiring of new management personnel;

     c. The financing of de novo branch (and possibly whole bank) expansion and of acquisitions for the Bank and its subsidiaries that complement or expand existing operations.

     In today's ever-changing financial services industry, the Company, and the Bank and its subsidiaries, on occasion and when in the best interests of the Company's shareholders, review and consider possible acquisitions or de novo expansions, and, in certain instances, enter into discussions with third parties regarding the same. Neither the Company nor the Bank or its subsidiaries have entered into any agreement or are engaged in any substantive or material negotiations with third parties regarding any branch or whole bank acquisitions.


                        OFFERING PRICE OF COMMON STOCK

     It is the philosophy of the Company to encourage local ownership of the Common Stock which is neither listed nor traded on a broker-dealer market. The Common Stock is traded locally among willing buyers and sellers, and the Company makes every reasonable effort to match willing buyers and sellers as they become known. In addition, the Company has adopted programs of on-going open market purchases of shares of the Common Stock. Approximately 29,461 shares of the Common Stock traded during 1997. During December of 1997, the Company issued a 5% stock dividend, and in 1996, paid cash dividends of $.10 per share and issued a 3% stock dividend.

     On July 21, 1998, the Company declared a 2-for-1 stock split effected in the form of a 100% stock dividend to shareholders of record on August 4, 1998 and payable August 20, 1998. As of June 30, 1998, the Company had 2,294,536 shares outstanding and 1,619 shareholders of record. To the best knowledge of
the Company, the Common Stock traded at $     per share, as of    , 1998. Based
on the Company's outstanding shares as of June 30, 1998, the Company will have 4,589,072 shares outstanding immediately after the 100% stock dividend is paid on August 20, 1998.

     The combination of private trades and the Company's purchases has provided liquidity for the Company's Common Stock and a periodic record of the trading price of the Common Stock. As a result of the Common Stock's historical trading price and the anticipated effect of the 100% stock dividend to be paid on August 20, 1998, the offering price of the Common Stock has been established at
$    .

     The Meritas Group, Inc., a firm experienced in valuing financial institutions, has made an independent valuation of the estimated market value
of the Common Stock of the Company. Meritas has determined that as of   , such
estimated market value ranged from $   to $  . The Company, in consultation
with its advisors, has determined to offer the shares of Common Stock at the
purchase price of $   per share. Such appraisal is not intended and must not be
construed as a recommendation of any kind as to the advisability of purchasing such shares or as any form of assurance that after the Offering, such shares may be resold at or above the purchase price.


                                   DIVIDENDS

     Historically, the Company has paid a combination of a cash and stock dividends, annually during the fourth calendar quarter. In 1997, in consideration of recently enacted changes in tax law that made available to a broader spectrum of taxpayers reduced rates of federal taxation on certain capital gains, the Company eliminated the cash dividend and increased the stock dividend. The following is a summary of dividends paid in the last five years.



                                                                          1997    1996     1995     1994     1993
                                                                         ------ -------- -------- -------- -------
Stock dividend paid ....................................................    5%       3%       3%       3%      3%
Cash dividend per share ................................................   --    $ .10    $ .09    $ .09   $ .08
Cash dividend as adjusted to reflect all subsequent stock dividends (1)    --    $ .05    $ .04    $ .04   $ .03

---------
(1) Includes the two-for-one stock split, effected in the form of a 100% stock dividend, declared July 21, 1998.

     Because the Company's principal operations are conducted through the Bank, it generates cash to pay dividends primarily through dividends paid to it by the Bank. However, there are certain regulatory restrictions on the Bank's ability to transfer funds to the Company in the form of cash dividends. See "Business -- Supervision and Regulation." Pursuant to the regulatory
restrictions, as of June 30, 1998, $      of the Bank's retained earnings were
available for distribution to the Company without prior regulatory approval.

     North Carolina corporate law precludes any distribution to shareholders, including the payment of a dividend, if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company has no shareholders who currently have preferential rights over the holders of the Common Stock. See "Description of Capital Stock."

     Future dividends will be determined by the Company's Board of Directors in light of circumstances existing from time-to-time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described above and other factors that the Company's Board of Directors considers relevant.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at June 30, 1998, and as adjusted to give effect to the two-for-one stock split, effected in the form of a 100% stock dividend which was declared on July 21, 1998, and as adjusted to give effect to the sale by the Company of the minimum and maximum number of shares of Common Stock offered hereby. This table should be read in conjunction with the Company's audited and unaudited consolidated financial statements, including the notes thereto, elsewhere in this Prospectus.




                                                                                   AT JUNE 30, 1998
                                                               --------------------------------------------------------
                                                                                  AS             AS             AS
                                                                  ACTUAL     ADJUSTED (1)   ADJUSTED (2)   ADJUSTED (3)
                                                               ------------ -------------- -------------- -------------
                                                                                (DOLLARS IN THOUSANDS)
SHAREHOLDERS' EQUITY:
 Common stock, $1.25 par value, 6,000,000 shares authorized:
   Number of shares issued and outstanding (4) ...............   2,294,536     4,589,072      4,789,072     5,439,072
 Par value ...................................................  $    2,868    $    5,736     $    5,986    $    6,799
 Additional paid-in capital ..................................       5,578         2,710
 Undivided profits ...........................................       4,496         4,496          4,496         4,496
 Accumulated other comprehensive income (5) ..................         334           334            334           334
                                                                ----------    ----------     ----------    ----------
    Total Shareholders' Equity ...............................  $   13,276    $   13,276     $   10,816    $   11,629
                                                                ==========    ==========     ==========    ==========

---------
(1) Gives effect to the two-for-one stock split, effected in the form of a 100% stock dividend, declared July 21, 1998, and payable on August 20, 1998 to shareholders of record on August 4, 1998.

(2) Gives effect to the two-for-one stock split and to the sale of 200,000 shares of Common Stock offered hereunder.

(3) Gives effect to the two-for-one stock split and to the sale of 850,000 shares of Common Stock offered hereunder.

(4) Excludes 276,197 shares (552,394 shares after giving effect to the two-for-one stock split) of Common Stock reserved for issuance upon the exercise of stock options outstanding at June 30, 1998.

(5) Consists of $334,000 in unrealized gains on available for sale investment securities, net of applicable deferred income taxes.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data concerning the Company and its subsidiaries qualified in its entirety by the detailed information and consolidated financial statements, including notes thereto, included elsewhere in this Prospectus.


                                               AT OR FOR THE SIX
                                             MONTHS ENDED JUNE 30,
                                          ---------------------------
                                               1998          1997
                                          ------------- -------------
                                           (IN THOUSANDS EXCEPT PER
                                          SHARE, RATIO AND OTHER DATA)
INCOME STATEMENT DATA:
Interest income .........................   $   5,787     $   5,377
Interest expense ........................       2,530         2,384
Net interest income .....................       3,257         2,993
Provision for loan losses ...............          65            85
Net interest income after provision .....       3,192         2,908
Non-interest income .....................         760           726
Non-interest expense ....................       2,998         2,725
Income before income taxes...............         954           909
Income tax expense ......................         297           283
Net income ..............................         657           626
BALANCE SHEET DATA:
Assets ..................................   $ 154,001     $ 142,619
Loans ...................................     117,625       108,731
Allowance for loan losses ...............       1,162         1,100
Deposits ................................     127,475       113,479
Other borrowings ........................      12,068        16,756
Shareholders' equity ....................      13,276        11,872
PER COMMON SHARE DATA:
Net income, basic (4) ...................   $   0.14      $   0.14
Net income, diluted (4) .................       0.14          0.13
Cash dividends declared (4) .............          --            --
Book value ..............................       5.79          5.46
OTHER DATA:
Branch offices ..........................           5             5
Full-time employees .....................          64            56
PERFORMANCE RATIOS (2):
Return on average assets ................        0.89%          .91%
Return on average equity ................       10.27%        10.98%
Net interest margin (taxable
 equivalent) ............................        4.78%         4.73%
Dividend payout .........................          --            --
Efficiency (3) ..........................       74.60%        73.20%
ASSET QUALITY RATIOS:
Allowance for loan losses to loans
 at end of period .......................        0.99%         1.01%
Allowance for loan losses to
 non-performing loans at end of
 period .................................      281.40%       257.00%
Net charge-offs to average loans (2).....        0.04%         0.07%
Non-performing assets to loans ..........        0.35%         0.39%
CAPITAL AND LIQUIDITY RATIOS:
Average equity to average assets ........        8.65%         8.27%
Leverage ................................        8.57%         8.29%
Tier 1 risk-based .......................       12.78%        12.73%
Total risk-based ........................       13.93%        13.94%
Average loans to average deposits .......       91.71%        95.73%
Average loans to average deposits
 and borrowings .........................       83.94%        83.65%



                                                          AT OR FOR THE YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------
                                               1997          1996          1995          1994          1993
                                          ------------- ------------- ------------- ------------- -------------
                                                  (IN THOUSANDS EXCEPT PER SHARE, RATIO AND OTHER DATA)
INCOME STATEMENT DATA:
Interest income .........................   $  11,019     $  10,040     $   8,913     $ 7,692       $   7,025
Interest expense ........................       4,879         4,511         4,051       3,008           2,589
Net interest income .....................       6,140         5,529         4,862       4,684           4,436
Provision for loan losses ...............         183           137            77         181             185
Net interest income after provision .....       5,957         5,392         4,785       4,503           4,251
Non-interest income .....................       1,491         1,361         1,183         270(1)        1,183
Non-interest expense ....................       5,722         5,277         4,988       4,551           4,116
Income before income taxes...............       1,726         1,476           980         222           1,318
Income tax expense ......................         540           450           199         (38)            303
Net income ..............................       1,186         1,026           781         260(1)        1,015
BALANCE SHEET DATA:
Assets ..................................   $ 145,704     $ 133,876     $ 120,839     $112,124      $ 102,383
Loans ...................................     113,985       100,852        90,948      80,074          69,171
Allowance for loan losses ...............       1,125         1,050           975         922           1,025
Deposits ................................     116,905       104,599        95,794      93,235          84,469
Other borrowings ........................      15,584        17,421        13,275       8,886           7,161
Shareholders' equity ....................      12,534        11,303        10,913       9,724          10,413
PER COMMON SHARE DATA:
Net income, basic (4) ...................   $   0.26      $   0.22      $   0.17      $  0.06       $   0.22
Net income, diluted (4) .................       0.25          0.22          0.17         0.06           0.22
Cash dividends declared (4) .............          --         0.05          0.04         0.04           0.03
Book value ..............................       5.49          4.95          4.76         4.14           4.49
OTHER DATA:
Branch offices ..........................           5             5             5           5               5
Full-time employees .....................          60            52            50          49              46
PERFORMANCE RATIOS (2):
Return on average assets ................        0.84%         0.80%         0.69%       0.24%           1.03%
Return on average equity ................       10.04%         9.22%         7.48%       2.58%          10.38%
Net interest margin (taxable
 equivalent) ............................        4.76%         4.70%         4.74%       4.79%           5.73%
Dividend payout .........................          --         21.10%        24.28%      73.03%          15.94%
Efficiency (3) ..........................       75.20%        76.90%        83.30%      79.00%          74.80%
ASSET QUALITY RATIOS:
Allowance for loan losses to loans
 at end of period .......................        0.99%         1.04%         1.07%       1.15%           1.48%
Allowance for loan losses to
 non-performing loans at end of
 period .................................      241.90%       226.30%       297.30%     192.90%          75.20%
Net charge-offs to average loans (2).....        0.09%         0.06%         0.03%       0.36%           0.24%
Non-performing assets to loans ..........        0.41%         0.46%         0.36%       0.24%           1.44%
CAPITAL AND LIQUIDITY RATIOS:
Average equity to average assets ........        8.41%         8.68%         9.20%       9.39%           9.94%
Leverage ................................        8.49%         8.33%         8.78%       9.30%          10.63%
Tier 1 risk-based .......................       12.57%        12.92%        13.19%      12.70%          14.06%
Total risk-based ........................       13.72%        14.15%        14.42%      13.90%          15.45%
Average loans to average deposits .......       96.51%        95.63%        86.26%      81.15%          77.99%
Average loans to average deposits
 and borrowings .........................       84.09%        83.41%        76.73%      74.40%          74.75%

---------
(1) Includes non-recurring loss of $802,000 from sale of securities in a restructuring of the investment portfolio.
(2) Annualized for the six months ended June 30, 1998 and 1997.
(3) Computed by dividing noninterest expense by the sum of net interest income and noninterest income, exclusive of gains and losses on sales of securities.
(4) Adjusted for the effects of the 3% stock dividend paid in 1994, 1995 and 1996, the 5% stock dividend paid in 1997, and the two-for-one stock split effected in the form of a 100% stock dividend paid August 20, 1998.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

     The discussion and tabular data presented below analyzes major factors and trends regarding the financial condition and results of operations of Uwharrie Capital Corp and its subsidiaries for the six month periods ended June 30, 1998 and 1997 and for each of the years in the three year period ended December 31, 1997. On July 21, 1998, the Company's Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, payable on August 20, 1998 to stockholders' of record on August 4, 1998. All financial statement information presented below has been restated to reflect the two-for-one stock split. This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this Prospectus.


                             RESULTS OF OPERATIONS

SUMMARY

     Net income for the six months ended June 30, 1998 totaled $657,000, an increase of $31,000 or 4.9% over the six months ended June 30, 1997. An increase of $264,000 in net interest income was largely offset by an increase of $229,000 in personnel costs. Net income per share was $0.14 for the six-month periods ended June 30, 1998 and 1997.

     Net income for 1997 was $1.2 million or $0.26 per share as compared with net income of $1.0 million or $0.22 per share for 1996 and $781,000 or $0.17 per share for 1995.

     The increase from 1996 to 1997 was attributable to increases of $611,000 and $130,000 in net interest income and noninterest income, respectively, which more than offset increases of $46,000 and $445,000, respectively, in the provision for loan losses and noninterest expenses.

     The increase from 1995 to 1996 was attributable to increases of $667,000 and $178,000 in net interest income and noninterest income, respectively, which more than offset increases of $60,000 and $289,000, respectively, in the provision for loan losses and noninterest expenses.


NET INTEREST INCOME

     Net interest income, the major component of the Company's income, is the amount by which interest generated by earning assets (primarily loans and investment securities) exceeds the cost of funds (primarily deposits and other borrowings) supporting them. Net interest income represents the gross profit from the lending and investment activities of a banking organization and is the most significant factor affecting the earnings of the Company. Net interest income is affected by changes in interest rates, volume and the mix of these various components. The following tables present average balance sheets and a net interest income analysis for the six months ended June 30, 1998 and 1997 and for each of the years in the three year period ended December 31, 1997:

            AVERAGE BALANCE SHEET AND NET INTEREST INCOME ANALYSIS



                                                                            SIX MONTHS ENDED JUNE 30,
                                                                     ---------------------------------------
                                                 AT JUNE 30,
                                                    1998                              1998
                                         --------------------------- ---------------------------------------
                                                                                  INTEREST
                                                         AVERAGE       AVERAGE     INCOME/       AVERAGE
                                           BALANCE    YIELD/RATE(1)    BALANCE     EXPENSE   YIELD/RATE (1)
                                         ----------- --------------- ----------- ---------- ----------------
Interest earning assets:
Taxable securities .....................  $ 21,992   6.54%            $ 21,025     $  657          6.30%
Non-taxable securities .................     5,501   8.88%               5,662        166          9.10%
Short-term
 investments (2) .......................     1,427   6.44%                 367         19          8.08%
Loans (3) ..............................   116,462   8.39%             114,231      4,945          8.73%
                                          --------   ----             --------     ------          ----
Total interest-earning assets ..........   145,382   8.11%             141,285      5,787          8.38%
                                          --------   ----             --------     ------          ----
Non-earning assets: ....................
Cash and due from banks ................     4,004                       4,154
Premises and equipment, net ............     2,429                       2,089
Interest receivable and other ..........     2,186                       1,659
                                          --------                    --------
Total non-earning assets ...............     8,619                       7,902
                                          --------                    --------
Total assets ...........................  $154,001                    $149,187
                                          ========                    ========
Interest-bearing liabilities:
Savings deposits .......................  $ 33,670   4.02%            $ 32,987        664          4.06%
Transaction and MMDA deposits ..........    28,123   2.33%              28,483        325          2.30%
Other time deposits ....................    50,074   5.20%              45,346      1,168          5.19%
                                          --------   ----             --------     ------          ----
 Total deposits ........................   111,867   4.12%             106,816      2,157          4.07%
Short-term borrowed funds ..............     5,117   4.38%               7,928        191          4.86%
Long-term debt .........................     6,951   6.22%               5,702        182          6.44%
                                          --------   ----             --------     ------          ----
Total interest-bearing liabilities .....   123,935   4.25%             120,446      2,530          4.24%
                                          --------   ----             --------     ------          ----
Non-interest-bearing liabilities:
Transaction deposits, interest
 payable and other .....................    16,790                      15,841
                                          --------                    --------
Total liabilities ......................   140,725                     136,287
                                          --------                    --------
Shareholders' equity ...................    13,276                      12,900
                                          --------                    --------
Total liabilities and shareholders'
 equity.................................  $154,001                    $149,187
                                          ========                    ========
Interest rate spread ...................             3.86%                                         4.14%
Net interest income and net interest
 margin ................................                                           $3,257          4.78%
                                                                                   ======



                                               SIX MONTHS ENDED JUNE 30,
                                         -------------------------------------
                                                         1997
                                         -------------------------------------
                                                      INTEREST
                                           AVERAGE    INCOME/      AVERAGE
                                           BALANCE    EXPENSE   YIELD/RATE (1)
                                         ----------- --------- ---------------
Interest earning assets:
Taxable securities .....................  $ 20,250    $  653         6.50%
Non-taxable securities .................     5,742       171         9.24%
Short-term
 investments (2) .......................       544        16         5.93%
Loans (3) ..............................   105,082     4,537         8.71%
                                          --------    ------         ----
Total interest-earning assets ..........   131,618     5,377         8.38%
                                          --------    ------         ----
Non-earning assets: ....................
Cash and due from banks ................     4,226
Premises and equipment, net ............     2,174
Interest receivable and other ..........       371
                                          --------
Total non-earning assets ...............     6,771
                                          --------
Total assets ...........................  $138,389
                                          ========
Interest-bearing liabilities:
Savings deposits .......................  $ 28,452       572         4.05%
Transaction and MMDA deposits ..........    27,964       309         2.23%
Other time deposits ....................    40,501     1,044         5.20%
                                          --------    ------         ----
 Total deposits ........................    96,917     1,925         4.01%
Short-term borrowed funds ..............     9,288       226         4.91%
Long-term debt .........................     7,457       233         6.30%
                                          --------    ------         ----
Total interest-bearing liabilities .....   113,662     2,384         4.23%
                                          --------    ------         ----
Non-interest-bearing liabilities:
Transaction deposits, interest
 payable and other .....................    13,234
                                          --------
Total liabilities ......................   126,896
                                          --------
Shareholders' equity ...................    11,493
                                          --------
Total liabilities and shareholders'
 equity.................................  $138,389
                                          ========
Interest rate spread ...................                             4.15%
Net interest income and net interest
 margin ................................              $2,993         4.73%
                                                      ======

                                                                     YEARS ENDED DECEMBER 31,
                                                -------------------------------------------------------------------
                                                              1997                              1996
                                                --------------------------------- ---------------------------------
                                                             INTEREST    AVERAGE               INTEREST    AVERAGE
                                                  AVERAGE     INCOME/    YIELD/     AVERAGE     INCOME/    YIELD/
                                                  BALANCE     EXPENSE   RATE (1)    BALANCE     EXPENSE   RATE (1)
                                                ----------- ---------- ---------- ----------- ---------- ----------
Interest earning assets:
Taxable securities ............................  $ 18,753    $ 1,267       6.76%   $ 17,679    $ 1,095       6.19%
Non-taxable securities ........................     5,760        340       9.08%      5,915        350       9.10%
Short-term investments (2) ....................       541         34       6.28%        753         43       5.71%
Loans (3) .....................................   107,696      9,378       8.71%     97,201      8,552       8.80%
                                                 --------    -------       ----    --------    -------       ----
Total interest-earning assets .................   132,750     11,019       8.44%    121,548     10,040       8.41%
                                                 --------    -------       ----    --------    -------       ----
Non-earning assets:
Cash and due from banks .......................     3,799                             3,761
Premises and equipment, net ...................     2,311                             2,069
Interest receivable and other .................     1,648                               815
                                                 --------                          --------
Total non-earning assets ......................     7,758                             6,645
                                                 --------                          --------
Total assets ..................................  $140,508                          $128,193
                                                 ========                          ========
Interest-bearing liabilities:
Savings deposits ..............................  $ 29,548      1,204       4.07%   $ 27,050      1,100       4.07%
Transaction and MMDA deposits .................    28,195        644       2.28%     23,153        462       2.00%
Other time deposits ...........................    40,678      2,123       5.22%     39,823      2,124       5.33%
                                                 --------    -------       ----    --------    -------       ----
 Total deposits ...............................    98,421      3,971       4.03%     90,026      3,686       4.09%
Short-term borrowed funds .....................     8,936        433       4.85%      8,187        394       4.82%
Long-term debt ................................     7,546        475       6.29%      6,706        431       6.43%
                                                 --------    -------       ----    --------    -------       ----
Total interest-bearing liabilities ............   114,903      4,879       4.25%    104,919      4,511       4.30%
                                                 --------    -------       ----    --------    -------       ----
Noninterest-bearing liabilities:
Transaction deposits, interest payable
 and other ....................................    13,787                            12,151
                                                 --------                          --------
Total liabilities .............................   128,690                           117,070
                                                 --------                          --------
Shareholders' equity ..........................    11,818                            11,123
                                                 --------                          --------
Total liabilities and shareholders' equity       $140,508                          $128,193
                                                 ========                          ========
Interest rate spread ..........................                            4.19%                             4.11%
Net interest income and net interest
 margin .......................................              $ 6,140       4.76%               $ 5,529       4.70%
                                                             =======                           =======



                                                    YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                              1995
                                                --------------------------------
                                                             INTEREST   AVERAGE
                                                  AVERAGE     INCOME/    YIELD/
                                                  BALANCE     EXPENSE   RATE (1)
                                                ----------- ---------- ---------
Interest earning assets:
Taxable securities ............................  $ 18,034     $1,120      6.21%
Non-taxable securities ........................     5,882        354      9.26%
Short-term investments (2) ....................       271         17      6.27%
Loans (3) .....................................    82,630      7,422      8.98%
                                                 --------     ------      ----
Total interest-earning assets .................   106,817      8,913      8.52%
                                                 --------     ------      ----
Non-earning assets:
Cash and due from banks .......................     3,472
Premises and equipment, net ...................     2,050
Interest receivable and other .................     1,196
                                                 --------
Total non-earning assets ......................     6,718
                                                 --------
Total assets ..................................  $113,535
                                                 ========
Interest-bearing liabilities:
Savings deposits ..............................  $ 19,831        836      4.22%
Transaction and MMDA deposits .................    23,041        510      2.21%
Other time deposits ...........................    38,096      1,979      5.19%
                                                 --------     ------      ----
 Total deposits ...............................    80,968      3,325      4.11%
Short-term borrowed funds .....................     5,734        315      5.49%
Long-term debt ................................     6,157        411      6.68%
                                                 --------     ------      ----
Total interest-bearing liabilities ............    92,859      4,051      4.36%
                                                 --------     ------      ----
Noninterest-bearing liabilities:
Transaction deposits, interest payable
 and other ....................................    10,231
                                                 --------
Total liabilities .............................   103,090
                                                 --------
Shareholders' equity ..........................    10,445
                                                 --------
Total liabilities and shareholders' equity       $113,535
                                                 ========
Interest rate spread ..........................                           4.16%
Net interest income and net interest
 margin .......................................               $4,862      4.73%
                                                              ======

---------
(1) Yields related to securities exempt from income taxes are stated on a fully tax-equivalent basis, assuming a 35% tax rate.

(2) Includes federal funds sold and due from banks -- interest-bearing.

(3) Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans is included in interest income.

     Net interest income increased $264,000 or 8.8% from $3.0 million for the six months ended June 30, 1997 to $3.3 million for the six months ended June 30, 1998. This increase was attributable to an increased volume of interest earning assets. The net interest margin increased five basis points from 4.73% in the first six months of 1997 to 4.78% in current period.

     Interest income increased $410,000 or 7.6% for the six months ended June 30, 1998 primarily due to the increased volume of earning assets. Average earning assets increased 7.3% to $141.3 million for the six months ended June 30, 1998 as compared with $131.6 million for the six months ended June 30, 1997. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth and yield. The growth in earning assets was primarily the result of demand for quality loans as average loans increased by $9.1 million or 8.7%. Average investment securities increased $695,000 or 2.7%. The yield on earning assets, computed on a tax equivalent basis, increased slightly from 8.24% to 8.26% for the six months ended June 30, 1998 and 1997, respectively.

     The cost of funding sources increased $146,000 or 6.1% for the six months ended June 30, 1998 due to an increased volume of average interest-bearing liabilities of $6.8 million or 6.0%. The average rate paid on interest-bearing liabilities increased one basis point from 4.23% in 1997 to 4.24% in 1998. Strong deposit growth enabled the Company to reduce the level of borrowings during the current period. Deposits increased to 88.7% of total interest-bearing liabilities during the six months ended June 30, 1998 as compared with 85.3% of total interest-bearing liabilities during the six months ended June 30, 1997.

     Net interest income increased $611,000 or 11.1% from $5.5 million in 1996 to $6.1 million in 1997. This increase was attributable to a combination of an increased volume of interest earning assets and an increase in the net interest margin. The net interest margin increased six basis points from 4.70% in 1996 to 4.76% in 1997.

     Interest income increased $979,000 or 9.8% in 1997 primarily due to the increased volume of earning assets. Average earning assets increased 9.2% to $132.8 million or 94.5% of average total assets in 1997, as compared with $121.5 million or 94.8% of average total assets in 1996. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth and yield. The growth in earning assets was primarily the result of demand for quality loans as average loans increased by $10.5 million or 10.8%. Average investment securities increased $919,000 or 3.9%. The yield on earning assets, computed on a tax equivalent basis, increased slightly from 8.41% in 1996 to 8.44% in 1997, as a nine basis point decrease in the yield on loans was offset by a 57 basis point increase in the yield on taxable securities.

     The cost of funding sources increased $368,000 or 8.2% in 1997 primarily due to an increased volume of average interest-bearing liabilities of $10.0 million or 9.5%. The average rate paid on interest-bearing liabilities decreased five basis points from 4.30% in 1996 to 4.25% in 1997. The mix of interest-bearing liabilities did not change significantly in 1997. The decrease in the average rate paid on interest-bearing liabilities was primarily attributable to a six basis point decrease in the rate paid on deposits, which comprised 85.7% of average interest-bearing liabilities in 1997 and 85.8% of average interest-bearing liabilities in 1996.

     The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. The increase in the yield on earning assets, combined with the decrease in the cost of interest-bearing liabilities and the increase in noninterest-bearing liabilities combined to generate the increased net interest margin in 1997.

     Net interest income increased $667,000 or 13.7% from $4.9 million in 1995 to $5.5 million in 1996. This increase was attributable to an increased volume of interest earning assets which was partially offset by a decrease in the yield on earning assets. The net interest margin decreased three basis points from 4.73% in 1995 to 4.70% in 1996. Average earning assets increased 13.8% to $121.5 million in 1996 as compared with $106.8 million in 1995, an increase of $14.7 million. Average loans, which increased from $82.6 million to $97.2 million, generated substantially all of the increase in average earning assets. The cost of funding sources increased $460,000 primarily due to an increase in the volume of interest-bearing liabilities of $12.1 million. The average rate paid on interest-bearing liabilities decreased by six basis points from 4.36% in 1995 to 4.30% in 1996.

     The preceding tables summarized net interest income and average yields and rates paid for years and interim periods indicated, with yields presented on a tax equivalent basis. The following table presents the changes in interest income and expense attributable to volume and rate changes:


                       VOLUME AND RATE VARIANCE ANALYSIS



                                          SIX MONTHS ENDED JUNE 30, 1998
                                           COMPARED TO SIX MONTHS ENDED
                                                  JUNE 30, 1997                 1997 COMPARED TO 1996
                                         -------------------------------- ----------------------------------
                                                          VARIANCE                           VARIANCE
                                           INCOME/     ATTRIBUTABLE TO      INCOME/      ATTRIBUTABLE TO
                                           EXPENSE  ---------------------   EXPENSE   ----------------------
                                          VARIANCE    VOLUME      RATE      VARIANCE    VOLUME       RATE
                                         ---------- --------- ----------- ----------- ---------- -----------
                                                                   (IN THOUSANDS)
EARNING ASSETS
Taxable securities .....................   $  4       $ 24       $(20)       $172       $ 70        $102
Non-taxable securities .................       (5)        (1)        (4)      (10)          (9)         (1)
Other (1) ..............................      3          7           (4)         (9)     (13)          4
Loans, gross ...........................    408        398         10         826        918         (92)
                                           ------     ------     ------      ------     ------      ------
Total earning assets ...................    410        428        (18)        979        966          13
                                           ------     ------     ------      ------     ------      ------
INTEREST-BEARING LIABILITIES
Savings deposits .......................     92         91          1         104        102           2
Transaction and MMDA deposits ..........     16          6         10         182        109          73
Other time deposits ....................    124        125           (1)         (1)      45         (46)
Short-term borrowed funds ..............    (35)       (33)          (2)       39         36           3
Long-term debt .........................    (51)       (56)         5          44         53            (9)
                                           ------     ------     ------      ------     ------      -------
Total interest-bearing liabilities .....    146        133         13         368        345          23
                                           ------     ------     ------      ------     ------      ------
Net interest income ....................   $264       $295       $(31)       $611       $621        $(10)
                                           ======     ======     ======      ======     ======      ======



                                              1996 COMPARED TO 1995
                                         --------------------------------
                                                           VARIANCE
                                            INCOME/     ATTRIBUTABLE TO
                                            EXPENSE   -------------------
                                           VARIANCE    VOLUME     RATE
                                         ------------ -------- ----------
                                                  (IN THOUSANDS)
EARNING ASSETS
Taxable securities .....................    $ (25)     $  (22)   $  (3)
Non-taxable securities .................         (4)        2         (6)
Other (1) ..............................       26          29         (3)
Loans, gross ...........................    1,130       1,295     (165)
                                            -------    ------    -------
Total earning assets ...................    1,127       1,304     (177)
                                            -------    ------    -------
INTEREST-BEARING LIABILITIES
Savings deposits .......................      264         299      (35)
Transaction and MMDA deposits ..........      (48)          2      (50)
Other time deposits ....................      145          91       54
Short-term borrowed funds ..............       79         126      (47)
Long-term debt .........................       20          37      (17)
                                            -------    ------    -------
Total interest-bearing liabilities .....      460         555      (95)
                                            -------    ------    -------
Net interest income ....................    $ 667      $  749    $ (82)
                                            =======    ======    =======

---------
(1) Includes due from banks -- interest-bearing and federal funds sold.

PROVISION FOR LOAN LOSSES

     The ratio of net charge-offs to average loans was 0.04% and 0.07% for the six months ended June 30, 1998 and 1997, respectively. The provision for loan losses for those periods was $65,000 and $85,000, respectively. For 1997, 1996 and 1995 the provision for loan losses of $183,000, $137,000 and $77,000, respectively, represents a ratio of net charge-offs to average loans of 0.09%, 0.06% and 0.03%. The increasing trend in the provision for loan losses has been primarily attributable to loan growth because net charge-offs and nonperforming loans have remained at acceptable levels.


NONINTEREST INCOME

     Noninterest income for the Company consists principally of service charges on deposit accounts and commissions and fees earned by the Company's brokerage and insurance subsidiaries. Service charges on deposit accounts totaled $463,000 and $449,000 for the six months ended June 30, 1998 and 1997, respectively, and $911,000, $901,000 and $775,000 for 1997, 1996 and 1995
respectively. Fee and commission income has increased steadily in recent years, from $354,000 in 1995 to $391,000 in 1996, and then to $483,000 in 1997. For the six month periods, fees and commissions have been $280,000 in 1998 and $249,000 in 1997.


NONINTEREST EXPENSE

     For the six months ended June 30, 1997, noninterest expense totaled $3.0 million, as compared with total noninterest expense for the six months ended June 30, 1997 of $2.7 million, an increase of $273,000. Of this increase, $229,000 was attributable to increased personnel costs. The Company has incurred additional personnel costs to support its continued growth. Additionally, personnel costs during the six months ended June 30, 1998 include the costs of Company's Bank subsidiary's President, a position which was created and filled in the first half of the year. Exclusive of personnel costs, noninterest expense increased by 1.6% for the six months ended June 30, 1998.

     Noninterest expense totaled $5.7 million for 1997 as compared with $5.3 million for 1996, an increase of $445,000. Personnel costs, which consists of compensation and employee benefits, is the largest component of noninterest expense. Personnel costs increased by $378,000 or 14.9% from $2.5 million in 1996 to $2.9 million in 1997. Increases in personnel costs related to the executive officer addition described in the preceding paragraph, additional staffing to support continued growth, and increases in the costs of employee benefits. Exclusive of personnel costs, noninterest expense increased by 2.4% in 1997.

     Noninterest expense totaled $5.3 million for 1996 as compared with $5.0 million for 1995, an increase of $289,000. Personnel costs increased by $276,000 or 12.2%, with an increase of $252,000 in salary costs, due largely to higher base salaries, additional staff and increased incentive pay providing most of the increase. Increases in personnel costs related to the executive officer addition described in the preceding paragraph, additional staffing to support continued growth, and increases in the costs of employee benefits. Exclusive of personnel costs, noninterest expense increased by only $13,000 in 1996.


PROVISION FOR INCOME TAXES

     The provision for income taxes, as a percentage of income before income taxes, was 31.1% and 31.1% for the six months ended June 30, 1998 and 1997, respectively, and 31.3%, 30.5% and 20.3%, respectively, for the years ended December 31, 1997, 1996 and 1995. In each period, the nontaxable investment income has been the principal reason that the effective income tax rate has been less than the statutory federal income tax rate of 34%.


FINANCIAL CONDITION

     The Company's consolidated assets increased $8.3 million or 5.7% from $145.7 million at December 31, 1997 to $154.0 million at June 30, 1998. Investment securities available for sale and net loans receivable increased $3.6 million and $3.6 million, respectively, while federal funds sold increased $925,000. Deposits increased $11.1 million, providing funding both for the growth in assets and for a decrease in borrowings of $3.5 million. Total shareholders' equity increased from $12.5 million at December 31, 1997 to $13.3 million at June 30, 1998, principally due to net income of $657,000 during the period.

     Consolidated net assets increased $11.8 million or 8.8% during 1997, from $133.9 million at the beginning of the year to $145.7 million at year end. An increase of $12.3 million in deposits, together with net income of $1.2 million and a decrease in investments of $1.4 million provided funding for growth in net loans of $13.1 million and a reduction in borrowings of $1.8 million. Net income of $1.2 million increased total shareholders' equity from $11.3 million to $12.5 million during the year.


CAPITAL RESOURCES

     Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The FDIC and the Federal Reserve, the primary regulators of the Bank and the Company, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to its assets in accordance with those guidelines. As shown in the following table, both the Company and the Bank have maintained capital levels exceeding minimum levels for "well capitalized" banks and bank holding companies. See "Capitalization" and "Business -- Supervision and Regulation."


                               REGULATORY CAPITAL



                                                                                     DECEMBER 31,
                                                               --------------------------------------------------------
                                            JUNE 30, 1998               1997                   1996             1995
                                        ---------------------- ---------------------- ---------------------- ----------
                                          AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT
                                        ---------- ----------- ---------- ----------- ---------- ----------- ----------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
Total capital to risk weighted assets
  Consolidated ........................  $14,103       13.93%   $13,340       13.72%   $12,100       14.15%   $11,375
  Bank ................................   13,910       13.78%    13,215       13.64%    11,976       14.03%    11,109
Tier 1 capital to risk weighted assets
  Consolidated ........................   12,941       12.78%    12,215       12.57%    11,051       12.92%    10,400
  Bank ................................   12,748       12.63%    12,090       12.48%    10,926       12.80%    10,134
Tier 1 capital to average assets
  Consolidated ........................   12,941        8.57%    12,215        8.49%    11,051        8.33%    10,400
  Bank ................................   12,748        8.45%    12,090        8.40%    10,926        8.24%    10,134



                                        DECEMBER 31,
                                        ------------
                                           1995
                                        -----------
                                          PERCENT
                                        -----------
Total capital to risk weighted assets
  Consolidated ........................     14.42%
  Bank ................................     14.09%
Tier 1 capital to risk weighted assets
  Consolidated ........................     13.19%
  Bank ................................     12.85%
Tier 1 capital to average assets
  Consolidated ........................      8.78%
  Bank ................................      8.56%

LIQUIDITY

     The Company's liquidity management objectives are to provide for deposit withdrawals and maturing debt obligations, to provide a reliable source of funding to borrowers, to fund operations on a cost effective basis, and to capitalize on opportunities for expansion. Management believes that sufficient resources are available to meet the Company's liquidity objectives through its debt maturity structure, holdings of liquid assets, and access to additional liquidity through a variety of funding vehicles.

     The Company's primary sources of internally generated funds are principal and interest payments on loans, cash flows generated from operations, and cash flow generated by investments. Growth in deposits is typically the primary source of funding for loans. The Company also has multiple funding sources that can be used to increase liquidity and provide additional financial flexibility. These sources consist primarily of established federal funds lines with correspondent banks aggregating $13.5 million, the ability to borrow up to $30.0 million from the Federal Home Loan Bank, access to borrowings from the Federal Reserve Bank discount window, and the sale of securities under agreements to repurchase. Total debt at June 30, 1998 aggregated $12.1 million, as compared with $15.6 million and $17.4 million at December 31, 1997 and 1996, respectively.

     Management is not aware of any events that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.


INVESTMENT SECURITIES

     Interest income from investment securities generally provides the second largest source of income to the Company after interest on loans. The Board of Directors has authorized investment in U.S. Government and agency securities, state government obligations, municipal securities, obligations of the FHLB, mortgage-backed securities issued by the Federal National Mortgage Association ("FNMA") and FHLMC and certain other securities authorized as permissible investments under current regulations. The Company's objective is to use such investments to reduce interest rate risk, enhance yields on assets, and provide liquidity.

     Investment and aggregate investment limitations and credit quality parameters of each class of investment are prescribed in the Company's investment policy. The Company performs analyses on investment securities on an ongoing basis to determine the impact on earnings and market value under various interest rate and prepayment conditions. Securities purchases are subject to the oversight of the Board of Directors and are reviewed on a monthly basis. The executive officers of the Company have authority to make specific investment decisions within the parameters determined by the Board of Directors.

     All of the Company's investment securities are classified as available for sale and are presented in the financial statements at market value. The following table sets forth the Company's investment securities portfolio at the dates indicated.


                             INVESTMENT SECURITIES



                                                                             AT DECEMBER 31,
                                                                    ---------------------------------
                                          AT JUNE 30, 1998                        1997
                                  --------------------------------- ---------------------------------
                                                          WEIGHTED                          WEIGHTED
                                   AMORTIZED    MARKET     AVERAGE   AMORTIZED    MARKET     AVERAGE
                                      COST       VALUE      YIELD       COST       VALUE      YIELD
                                  ----------- ---------- ---------- ----------- ---------- ----------
                                                  (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury securities ........   $ 5,952    $ 5,972       5.74%    $ 4,990    $ 5,010       5.96%
U.S. government agencies ........     1,003        999       5.63%      1,004        993       5.47%
State and political
 subdivisions ...................     5,155      5,501       6.29%      5,435      5,793       9.25%
Mortgage-backed securities ......    13,776     13,940       6.89%     10,835     10,972       7.09%
FHLB and other stock ............     1,059      1,081       7.02%      1,059      1,079       6.80%
                                    -------    -------       ----     -------    -------       ----
 Total investment securities.....   $26,945    $27,493       6.48%    $23,323    $23,847       7.30%
                                    =======    =======       ====     =======    =======       ====



                                                           AT DECEMBER 31,
                                  ------------------------------------------------------------------
                                                1996                              1995
                                  --------------------------------- --------------------------------
                                                          WEIGHTED                          WEIGHTED
                                   AMORTIZED    MARKET     AVERAGE   AMORTIZED    MARKET    AVERAGE
                                      COST       VALUE      YIELD       COST       VALUE     YIELD
                                  ----------- ---------- ---------- ----------- ---------- ---------
                                                  (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury securities ........   $ 3,980    $ 3,999       6.40%    $ 7,010    $ 7,104      5.81%
U.S. government agencies ........     2,005      1,987       6.68%      2,008      2,017      6.22%
State and political
 subdivisions ...................     5,491      5,819       9.32%      5,749      6,195      9.64%
Mortgage-backed securities ......    12,025     12,104       6.67%      7,019      7,309      6.97%
FHLB and other stock ............     1,304      1,311       5.96%        485        489      7.12%
                                    -------    -------       ----     -------    -------      ----
 Total investment securities.....   $24,805    $25,220       7.20%    $22,271    $23,114      7.27%
                                    =======    =======       ====     =======    =======      ====

     The following table sets forth the scheduled maturities, carrying values, amortized cost and average yields for the Company's investment portfolio at June 30, 1998.


                             INVESTMENT MATURITIES



                                                           AS OF JUNE 30,
                                    -------------------------------------------------------------
                                          WITHIN          AFTER ONE YEAR      AFTER FIVE YEARS
                                         ONE YEAR          TO FIVE YEARS        TO TEN YEARS
                                    ------------------- ------------------- ---------------------
                                     AMOUNT     YIELD    AMOUNT     YIELD     AMOUNT      YIELD
                                    -------- ---------- -------- ---------- ---------- ----------
                                                 (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury securities ..........  $3,962      5.60%   $2,010      6.00%   $    --         --
U.S. government agencies ..........      --        --       999      5.63%        --         --
State and political subdivisions ..      77      6.75%    1,416      6.27%     4,008       6.29%
Mortgage-backed securities ........      --        --       999      6.00%     7,232       6.50%
FHLB and other stock ..............      --        --        --        --         --         --
                                     ------      ----    ------      ----    -------       ----
                                     $4,039      5.62%   $5,424      6.00%   $11,240       6.43%
                                     ======      ====    ======      ====    =======       ====



                                                 AS OF JUNE 30,
                                    -----------------------------------------
                                           AFTER
                                         TEN YEARS              TOTAL
                                    ------------------- ---------------------
                                     AMOUNT     YIELD     AMOUNT      YIELD
                                    -------- ---------- ---------- ----------
                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury securities ..........  $   --        --    $ 5,972       5.73%
U.S. government agencies ..........      --        --        999       5.63%
State and political subdivisions ..      --        --      5,501       6.29%
Mortgage-backed securities ........   5,709      7.54%    13,940       6.89%
FHLB and other stock ..............   1,081      7.02%     1,081       7.02%
                                     ------      ----    -------       ----
                                     $6,790      7.46%   $27,493       6.48%
                                     ======      ====    =======       ====

ASSET QUALITY

     Management considers the Company's asset quality to be of primary importance. The allowance for loan losses, which is utilized to absorb actual losses in the loan portfolio, is maintained at a level sufficient to provide for estimated potential charge-offs of non-collectible loans. The loan portfolio is analyzed periodically in an effort to identify potential problems before they actually occur. The Company's allowance for loan losses is also analyzed quarterly by management. This analysis includes a methodology that segments the loan portfolio by selected loan types and considers the current status of the portfolio, historical charge-off experience, current levels of delinquent, impaired and non-performing loans, as well as economic and inherent risk factors. The provision for loan losses represents a charge against income in an amount necessary to maintain the allowance at an appropriate level. The monthly provision for loan losses may fluctuate based on the results of this analysis. The following table depicts the allocation of the allowance for loan losses at June 30, 1998 and at December 31, 1997, 1996, and 1995. The allocation is based on management's grading of the loan portfolio with the remaining portion allocated to the general category, although the entire allowance is available to be used for write-offs in any category.


                    ALLOCATION OF ALLOWANCE FOR LOAN LOSSES



                                                                              AT DECEMBER 31,
                                                    -------------------------------------------------------------------
                                AT JUNE 30, 1998             1997                   1996                  1995
                             ---------------------- ---------------------- ---------------------- ---------------------
                                        PERCENT OF             PERCENT OF             PERCENT OF            PERCENT OF
                                       CATEGORY TO            CATEGORY TO            CATEGORY TO            CATEGORY TO
                              AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS   AMOUNT   TOTAL LOANS
                             -------- ------------- -------- ------------- -------- ------------- -------- ------------
                                                         (IN THOUSANDS, EXCEPT PERCENTAGES)
BALANCE AT END OF PERIOD
  APPLICABLE TO:
  Real estate:
   Construction ............  $   22        2.98%    $   24        3.37%    $   23        3.68%     $ 20        3.40%
   Residential .............     485       51.13%       473       51.60%       416       50.87%      392       51.12%
   Commercial ..............     272       21.87%       270       21.14%       242       21.01%      260       20.99%
  Commercial ...............     169       14.61%       136       13.75%       131       13.53%      102       13.17%
  Consumer .................     127        9.34%       121       10.05%        95       10.79%       96       11.27%
  Other ....................      87        0.07%       101        0.09%       143        0.12%      105        0.05%
                              ------      ------     ------      ------     ------      ------      ----      ------
    Total allocation .......  $1,162      100.00%    $1,125      100.00%    $1,050      100.00%     $975      100.00%
                              ======      ======     ======      ======     ======      ======      ====      ======

     The following table contains an analysis of the allowance for loan losses, including the amount of charge-offs and recoveries by loan type, for the six-months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995.


                     SUMMARY OF ALLOWANCE FOR LOAN LOSSES



                                                  FOR THE SIX MONTHS
                                                    ENDED JUNE 30,       FOR THE YEAR ENDED DECEMBER 31,
                                                ----------------------- ----------------------------------
                                                    1998        1997        1997        1996       1995
                                                ----------- ----------- ----------- ----------- ----------
                                                              (IN THOUSANDS, EXCEPT RATIOS)
Balance, beginning of period ..................   $ 1,125     $ 1,050     $ 1,050     $   975    $   922
CHARGE-OFFS:
Real estate: ..................................         6           5          16          13         --
Commercial ....................................        --          12          54           2         --
Consumer ......................................        49          27          70          60         60
Other .........................................        --          --          --          --         --
                                                  -------     -------     -------     -------    -------
                                                       55          44         140          75         60
RECOVERIES:
Real estate: ..................................        --          --          --          --          6
Commercial ....................................        --          --          --          --          1
Consumer ......................................        28           9          32          13         29
Other .........................................        --          --          --          --         --
                                                  -------     -------     -------     -------    -------
                                                       28           9          32          13         36
Net charge-offs ...............................        27          35         108          62         24
Provision charged to operations ...............        64          85         183         137         77
                                                  -------     -------     -------     -------    -------
Balance, end of period ........................   $ 1,162     $ 1,100     $ 1,125     $ 1,050    $   975
                                                  =======     =======     =======     =======    =======
Ratio of net charge-offs to average loans .....      0.04%       0.07%       0.09%       0.06%      0.03%
                                                  =======     =======     =======     =======    =======
Ratio of allowance to year-end loans ..........      0.99%       1.01%       0.99%       1.04%      1.07%
                                                  =======     =======     =======     =======    =======

     Non-performing assets include non-accrual loans, accruing loans contractually past due 90 days or more, restructured loans, other real estate, and other real estate under contract for sale. Loans are placed on non-accrual when management has concerns relating to the ability to collect the loan principal and interest, and generally when such loans are 90 days or more past due. While non-performing assets represent potential losses to the Company, management does not anticipate any aggregate material losses since most loans are believed to be adequately secured. Management believes the allowance for loan losses is sufficient to absorb known risks in the portfolio. No assurance can be given that economic conditions will not adversely affect borrowers and result in increased losses. The following table summarizes non-performing assets by type at the dates indicated. Other than the amounts listed, there were no other loans that (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources or (ii) represent material credits about which management has information that causes them to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.


                       SCHEDULE OF NON-PERFORMING ASSETS



                                                                      AT DECEMBER 31,
                                                      AT JUNE 30,  ---------------------
                                                          1998      1997   1996    1995
                                                     ------------- ------ ------ -------
                                                                        (IN
                                                                    THOUSANDS)
  Non-accrual loans ................................      $222      $323   $332   $180
  Loans past due 90 days or more and still accruing        106         9     57     63
  Other real estate ................................        85       133     75     85
  Renegotiated troubled debt .......................        --        --     --     --
                                                          ----      ----   ----   ----
    Total non-performing assets ....................      $413      $465   $464   $328
                                                          ====      ====   ====   ====

MARKET RISK
     Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk primarily stems from interest rate risk, the potential economic loss due to future changes in interest rates, which is inherent in lending and deposit gathering activities. The Company's objective is to manage the mix of interest-sensitive assets and liabilities to moderate interest rate risk and stabilize the net interest margin while enhancing profitability.


ASSET/LIABILITY AND INTEREST RATE RISK MANAGEMENT

     A primary objective of interest rate sensitivity management is to ensure the stability and quality of the Company's primary earning component, net interest income. This process involves monitoring the Company's balance sheet in order to determine the potential impact that changes in the interest rate environment would have on net interest income. Rate sensitive assets and liabilities have interest rates which are subject to change within a specific time period, due to either maturity or contractual agreements that allow the instruments to reprice prior to maturity. Interest rate sensitivity management seeks to ensure that both assets and liabilities react to changes in interest rates within a similar time period, thereby minimizing the risk to net interest income. The measurement of the Company's interest rate sensitivity, or "gap," is a technique traditionally used in asset/liability management. Interest rate "gap" analysis measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "negative gap" for a given period means that the amount of interest-bearing liabilities maturing or otherwise repricing within that period exceeds the amounts of interest-earning assets maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, a negative gap would generally be expected, absent the effects of other factors, to result in a lower decrease in the yield of assets relative to the cost of liabilities with a positive effect on net interest income. Conversely, the cost of funds for an institution with a negative gap would generally be expected to increase more quickly than the yield on its assets in a rising interest rate environment, and such institution's net interest income generally would be expected to be adversely affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "positive gap."

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998 which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Demand, money market, NOW and savings accounts are assumed to be subject to immediate repricing and depositor available and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal repayments which will be received throughout the lives of the loans. The interest rate sensitivity of the Company's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

                         INTEREST SENSITIVITY ANALYSIS



                                                            AT JUNE 30, 1998
                                                       ---------------------------
                                                                      OVER THREE
                                                           THREE        MONTHS
                                                          MONTHS        THROUGH
                                                          OR LESS     SIX MONTHS
                                                       ------------ --------------
                                                          (IN THOUSANDS, EXCEPT
                                                                 RATIOS)
INTEREST-EARNING ASSETS:
Due from banks .......................................   $    502      $     --
Federal funds sold ...................................        925            --
Investment securities ................................         --           998
FHLB and other stock .................................         --            --
Variable rate loans ..................................     61,310           215
Fixed rate loans .....................................      2,804         1,799
                                                         --------      --------
 Total interest-earning assets .......................     65,541         3,012
                                                         --------      --------
INTEREST-BEARING LIABILITIES:
Deposits .............................................     70,214        13,003
Short-term borrowed funds ............................      5,117            --
Long-term debt .......................................         99            24
                                                         --------      --------
 Total interest-bearing liabilities ..................     75,430        13,027
                                                         --------      --------
Interest sensitivity gap .............................   $ (9,889)     $(10,015)
                                                         ========      ========
Cumulative interest sensitivity gap ..................   $ (9,889)     $(19,904)
                                                         ========      ========
Cumulative gap to total interest-earning assets ......     (15.09)%      (29.03)%
                                                         ========      ========
Cumulative rate sensitive assets to rate sensitive
 liabilities .........................................      86.89%        77.50%
                                                         ========      ========



                                                                         AT JUNE 30, 1998
                                                       ----------------------------------------------------
                                                          OVER SIX      OVER ONE       NON-
                                                           MONTHS         YEAR       SENSITIVE
                                                           THROUGH       THROUGH     AND OVER
                                                           TWELVE         FIVE         FIVE
                                                           MONTHS         YEARS        YEARS       TOTAL
                                                       -------------- ------------ ------------ -----------
                                                                  (IN THOUSANDS, EXCEPT RATIOS)
INTEREST-EARNING ASSETS:
Due from banks .......................................    $     --      $    --     $      --    $     502
Federal funds sold ...................................          --           --            --          925
Investment securities ................................       3,041        5,424        16,949       26,412
FHLB and other stock .................................          --           --         1,081        1,081
Variable rate loans ..................................       1,143          416            --       63,084
Fixed rate loans .....................................       4,120       21,779        24,038       54,540
                                                          --------      -------     ---------    ---------
 Total interest-earning assets .......................       8,304       27,619        42,068      146,544
                                                          --------      -------     ---------    ---------
INTEREST-BEARING LIABILITIES:
Deposits .............................................      14,368        6,990         7,292      111,867
Short-term borrowed funds ............................          --           --            --        5,117
Long-term debt .......................................       1,454        2,288         3,086        6,951
                                                          --------      -------     ---------    ---------
 Total interest-bearing liabilities ..................      15,822        9,278        10,378      123,935
                                                          --------      -------     ---------    ---------
Interest sensitivity gap .............................    $ (7,518)     $18,341     $  31,690
                                                          ========      =======     =========
Cumulative interest sensitivity gap ..................    $(27,422)     $(9,081)    $  22,609
                                                          ========      =======     =========
Cumulative gap to total interest-earning assets ......      (35.68)%      (8.69)%       15.43%
                                                          ========      =======     =========
Cumulative rate sensitive assets to rate sensitive
 liabilities .........................................       73.70%       92.00%       118.24%
                                                          ========      =======     =========

     In addition to the traditional gap analysis, the Company also uses a computer based interest rate risk simulation model. This comprehensive model includes rate sensitivity gap analysis, rate shock net interest margin analysis, and asset/liability term and rate analysis. The Company uses this model to periodically monitor interest rate risk and to detect trends that may affect overall interest income. As a result, this analysis more accurately predicts the risk to net interest income over the upcoming twelve month period. The Company has a policy establishing the maximum allowable risk to net interest income caused by changes in interest rates. The modeling results indicate that the Company is within the established parameters of the interest rate risk policy.

     Interest rate risk management and liquidity management are both a part of the Company's overall asset/liability management process. The primary oversight of asset/liability management rests with the Company's Asset Liability Management Committee, which is comprised of members of executive and senior management of the Company and the Bank. The committee meets on a regular basis to review asset liability management activities of the Company and monitor compliance with established policies. The committee reports activities to the Board of Directors on a regular basis.


ACCOUNTING AND REGULATORY MATTERS

     Management is not aware of any known trends, events, uncertainties or current recommendations by regulatory authorities that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources, or other operations.


IMPACT OF INFLATION AND CHANGING PRICES

     Inflation affects financial institutions in ways that are different from most commercial and industrial companies, which have significant investments in fixed assets and inventories. The effect of inflation on interest rates can materially impact bank operations, which rely on net interest margins as a major source of earnings. Noninterest expenses, such as salaries and wages, occupancy and equipment cost are also negatively impacted by inflation.

YEAR 2000 COMPLIANCE

     The "Year 2000" issue confronting the Company and its suppliers, customers, customers' suppliers and competitors centers on the inability of computer systems to recognize the Year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending new millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. Like most financial service providers, the Company and its operations may be significantly affected by the Year 2000 issue due to its dependence on computer generated financial information. Software, hardware, and equipment both within and outside the Company's direct control and with whom the Company electronically or operationally interfaces (e.g. third party vendors providing data processing, information system management, maintenance of computer systems, and credit bureau information) are likely to be affected. Furthermore, if computer systems are not adequately changed to identify the Year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date field information, such as interest, payment or due dates and other operating functions, could generate results which are significantly misstated, and the Company could experience a temporary inability to process transactions, prepare statements or engage in similar normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 matter could result in a significant adverse impact on products, services and the competitive condition of the Company.

     Financial institution regulators have recently increased their focus upon Year 2000 compliance issues, issuing guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council ("FFIEC") has issued several interagency statements on Year 2000 Project Management Awareness. These statements require financial institutions to, among other things, examine the Year 2000 implications of reliance on vendors, data exchange and potential impact on customers, suppliers and borrowers. These statements also require each federally regulated financial institution to survey its exposure, measure its risk and prepare a plan in order to solve the Year 2000 issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any Year 2000 problems. The federal banking agencies have asserted that Year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams, and thus an institution's failure to address appropriately the Year 2000 issue could result in supervisory action, including such enforcement actions as the reduction of the institution's supervisory ratings, the denial of applications for approval of a merger or acquisition, or the imposition of civil money penalties.

     In order to address the Year 2000 issue and to minimize its potential adverse impact, management has begun a process to identify areas that will be affected by the Year 2000, assess their potential impact on operations, monitor the progress of third party software vendors in addressing the matter, test changes provided by these vendors, and develop contingency plans for any critical systems which are not effectively reprogrammed. The plan is divided into the five phases: (1) awareness, (2) assessment, (3) renovations, (4) validation, and (5) implementation.

     The Company has substantially completed the first two phases of the plan and is currently working internally and with external vendors on the final three phases. Because the Company outsources its item processing operations to a service provider which is jointly owned with another bank, the Company's Year 2000 compliance is being closely coordinated with that of the service provider.


     The Company does not currently expect that the cost of its Year 2000 compliance program will be material to its financial condition or results of operations, and expects that it will satisfy such compliance program without material disruption of its operations. In the event that the Company's significant suppliers do not successfully and timely achieve Year 2000 compliance, the Company's business, results of operations or financial condition could be adversely affected.

                                   BUSINESS

GENERAL

     The Company was incorporated under the laws of the State of North Carolina as a bank holding company for the Bank. The Company commenced operations on July 1, 1993. The Bank was incorporated under the laws of the State of North Carolina on September 28, 1983. It commenced operations on January 26, 1984.

     Since commencement of operations, the Bank has engaged in the retail and commercial banking business. The Bank has three banking offices in the city of Albemarle, one office in the town of Norwood, and one office in the town of Oakboro, Stanly County, North Carolina. The Bank conducts a general banking business through its five offices.

     Its depository services include personal and commercial checking, savings, money market, certificates of deposit accounts and individual retirement accounts tailored to meet customers' needs. The Bank provides fixed and variable rate loans which include mortgage, home equity lines of credit, consumer and commercial loans, and other lines of credit for both consumer and commercial customers. The Bank also offers MasterCard(R) credit cards.

     A new service offered by the Bank during 1997 was 24 Hour Telephone Banking, providing customers the convenience and access to account information, rate information and accessibility of funds transfers between accounts. Another service offered is a Visa Check Card which functions as a point-of-sale (POS) and automated teller machine (ATM) card. Customers can use the Check Card for purchases at any merchant accepting Visa and at any ATM displaying the HONOR and CIRRUS networks regionally and worldwide, respectively. Other services include rental of safe deposit boxes, night depository, wire transfers, incoming and outgoing collection items, notary service, check safekeeping, and direct deposit.

     The Bank has two wholly-owned subsidiaries, Strategic Alliance and BOS Agency which provide investment management and insurance products for the Bank's customers through the Bank's branch network. Strategic Alliance is a broker-dealer through the NASD offering a full range of financial and investment planning services. BOS Agency is a corporate entity that recognizes the risk management needs of customers and brings life insurance, long-term health care, Medicare supplement and other insurance industry products to customers' financial portfolios.

     At June 30, 1998, the Bank, through a joint venture agreement with another community bank, had a 50 percent ownership interest in CDS, a company that provides operations and data processing services.


MARKET AREAS

     The Company's primary market area is the Uwharrie Lakes Region, which consists of the Stanly, Montgomery, Richmond, Anson, Union, Cabarrus, Randolph and Davidson Counties. The region is unified by the Yadkin/Pee Dee River System, which runs north to south and serves as a common border for six of the area's counties. At the region's center, the Uwharrie River joins the Yadkin to become the Pee Dee. Once free flowing, the river was dammed to provide electrical power for a growing industrial base. Six reservoirs were created in the river system to create a source of drinking water and electrical power for the region. Next to the river, the most distinguishing physical feature of the region is the ancient Uwharrie Mountains chain. As remnants of a prehistoric volcanic mountain range, the Uwharries form part of the Carolina Slate Belt. The gravel and quarrying industries make up a large part of the regional economy today.

     The Uwharrie Lakes Region developed as a land of small farms and rural hamlets, with Salisbury in Rowan County being the largest market town of note. The exception was Anson County, which was more suitable for large scale farming.

     Toward the end of the nineteenth century, industrialization emerged in the Region with the growth of textile mills and railroads. With the abundance of water power and lower wage workers, the Region became the home for many industrial enterprises, including textiles, furniture, aluminum, and rock and quarry mining. While agriculture continues to play an important role in the Region, manufacturing has become the backbone of the economy.

     The Uwharrie Lakes Region has a wide range of recreational resources, including water activities, a national forest, two state parks, a national wildlife refuge, and a state owned game refuge. Tourism has become a significant part of the Region's economy, generating more than $295 million annually. It is anticipated that tourism will continue to grow in the area with the building of Interstate 73/74 through Montgomery County which will provide a new gateway into the Uwharrie Lakes Region.

     As a result of the Region's lower cost of living and lower crime rate, the Region has a large number of residents commuting outside the area to work in large metropolitan-area jobs. Many people working in Charlotte and the Piedmont Triad are moving to the Uwharrie Lakes Region to enjoy less congested environments and to take advantage of more favorable tax rates. It is anticipated that continued growth in the large metropolitan areas will continue to spill over to the Uwharrie Lakes Region and stimulate growth in the area.

     According to National Decision Systems, the Uwharrie Lakes Region experienced an 11.22% growth in population from 1980 to 1990 to more than 670,000 residents. In 1990, there were more than 250,000 households in the Region, which represented a 19.36% growth from the 1980 Census. In 1997, the Region's median household income was $33,129 and average household income was $45,487. Approximately 37% of the population was urban and 63% was rural. By the Year 2002, National Decision Systems projects a total population in the Region of approximately 800,000 and more than 300,000 households.

     Management is focused on the growth prospects for the Uwharrie Lakes Region and the opportunity to expand the Company's delivery of financial services in the Region. While there are no specific plans to open new branches at this time, the Company's Strategic Plan contemplates the expansion of its presence in the Region.


LENDING ACTIVITIES

     GENERAL. The Bank offers a broad array of lending services, including real estate, commercial and consumer loans, to individuals and small to medium-sized businesses and other organizations that are located in or conduct a substantial portion of their business in the Bank's market areas. The Bank provides fixed and variable rate loans which include mortgage, home equity lines of credit, consumer and commercial loans, and other lines of credit for its consumer and commercial customers. The Bank's net loans at June 30, 1998 were $116.5 million, or 80.1% of total earning assets.

     LOAN COMPOSITION. The following tables set forth, at the dates indicated, the composition of the Bank's loan portfolio and the related percentage composition, and contractual loan maturities.


                          LOAN PORTFOLIO COMPOSITION



                                                               AT DECEMBER 31,
                                                          -------------------------
                                    AT JUNE 30, 1998                1997
                                ------------------------- -------------------------
                                              PERCENT OF                PERCENT OF
                                   AMOUNT      NET LOANS     AMOUNT      NET LOANS
                                ------------ ------------ ------------ ------------
                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Real estate:
 Construction .................   $  3,506        3.01%     $  3,840        3.40%
 Residential ..................     60,142       51.64%       58,825       52.12%
 Commercial ...................     25,728       22.09%       24,102       21.36%
                                  --------      ------      --------      ------
   Total real estate ..........     89,376       76.74%       86,767       76.88%
                                  --------      ------      --------      ------
Other:
 Commercial ...................     17,190       14.76%       15,674       13.89%
 Consumer .....................     10,987        9.43%       11,452       10.15%
 Other ........................         72        0.07%          100        0.08%
                                  --------      ------      --------      ------
   Total other loans ..........     28.249%      24.26%       27.226%      24.12%
                                  --------      ------      --------      ------
   Total loans ................    117,625      101.00%      113,993      101.00%
Less:
Allowance for loan losses .....      1,162        1.00%        1,125        1.00%
Deferred loan fees, net .......         --          --             8          --
                                  --------      ------      --------      ------
   Net loans ..................   $116,463      100.00%     $112,860      100.00%
                                  ========      ======      ========      ======



                                                 AT DECEMBER 31,
                                --------------------------------------------------
                                          1996                      1995
                                ------------------------- ------------------------
                                              PERCENT OF                PERCENT OF
                                   AMOUNT      NET LOANS     AMOUNT     NET LOANS
                                ------------ ------------ ------------ -----------
                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
Real estate:
 Construction .................  $   3,716        3.72%    $   3,097        3.44%
 Residential ..................     51,321       51.42%       46,499       51.68%
 Commercial ...................     21,201       21.24%       19,089       21.22%
                                 ---------      ------     ---------      ------
   Total real estate ..........     76,238       76.39%       68,685       76.34%
                                 ---------      ------     ---------      ------
Other:
 Commercial ...................     13,647       13.67%       11,976       13.31%
 Consumer .....................     10,890       10.91%       10,252       11.39%
 Other ........................        112        0.12%           51        0.06%
                                 ---------      ------     ---------      ------
   Total other loans ..........     24.649%      24.70%       22.279%      24.76%
                                 ---------      ------     ---------      ------
   Total loans ................    100,887      101.09%       90,964      101.10%
Less:
Allowance for loan losses .....      1,050        1.05%          975        1.08%
Deferred loan fees, net .......         34        0.04%           16        0.02%
                                 ---------      ------     ---------      ------
   Net loans ..................  $  99,803      100.00%    $  89,973      100.00%
                                 =========      ======     =========      ======

                          CONTRACTUAL LOAN MATURITIES



                                                AS OF JUNE 30, 1998
                        --------------------------------------------------------------------
                                                                     RATE STRUCTURE FOR LOANS
                                          MATURITY                   MATURING OVER ONE YEAR
                        -------------------------------------------- -----------------------
                                                                      PREDETER-
                           ONE      OVER ONE      OVER                  MINED    FLOATING OR
                         YEAR OR     YEAR TO      FIVE                INTEREST   ADJUSTABLE
                           LESS    FIVE YEARS    YEARS      TOTAL       RATES       RATES
                        --------- ------------ --------- ----------- ---------- ------------
                                       (IN THOUSANDS)
REAL ESTATE:
 Construction .........  $ 2,337     $   786    $   383   $  3,506    $ 1,008      $ 2,498
 Residential ..........    4,508      16,293     39,341     60,142     33,390       26,752
 Commercial ...........    3,392      13,086      9,250     25,728     11,048       14,680
Commercial ............    7,246       7,900      2,044     17,190      3,829       13,361
Consumer ..............    4,125       6,197        665     10,987      5,265        5,722
Other .................       71          --         --         71         --           71
                         -------     -------    -------   --------    -------      -------
                         $21,679     $44,262    $51,683   $117,624    $54,540      $63,084
                         =======     =======    =======   ========    =======      =======

     LOAN ORIGINATION. The Bank generally has authority to originate loans secured by real estate located throughout its general trade area. Consistent with its emphasis on being a community-oriented financial institution, the Bank concentrates its lending activities in its market area. The Bank's loan originations are derived from a number of sources, including referrals from depositors and borrowers, repeat customers, advertising, and calling officers as well as walk-in customers. The Bank's solicitation programs consist of advertisements in the local media, in addition to participation in various community organizations and events. Real estate loans are originated by the Bank's loan personnel. All of the Bank's loan personnel are salaried and the Bank generally does not compensate loan personnel on a commission basis for loans originated. Loan applications generally are accepted at the Bank's offices.

     LOAN UNDERWRITING POLICIES. The Bank's lending activities are subject to written, non-discriminatory underwriting standards and to loan origination procedures prescribed by the Board of Directors. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements, and confirmations. Individual officers of the Bank based on their experience level, and an Internal Loan Committee designated by the Board of Directors, have been granted credit authority by the Board of Directors to approve loans up to varying specified dollar amounts, depending upon the type of loan. These authorities are based on aggregate borrowings of an individual or entity. On a periodic basis, the full Board of Directors reviews lending activity for the prior period, and acts on the recommendations of its Loan Committee to approve all loans or loan relationships in excess of $500,000. The Chief Executive Officer has veto power on any loan request.

     Applications for single-family real estate loans are underwritten and closed in accordance with the standards of the Federal National Mortgage Association ("FNMA"). Upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to verify specific information relating to the loan applicant's employment, income, and credit standing. If a proposed loan is to be secured by a mortgage on real estate, an appraisal of the real estate is usually undertaken either by an appraiser approved by the Bank and licensed by the State of North Carolina or by qualified Bank personnel. In the case of single-family residential mortgage loans, except when the Bank becomes aware of a particular risk of environmental contamination, the Bank generally does not obtain a formal environmental report on the real estate at the time a loan is made. A formal environmental report may be required in connection with nonresidential real estate loans.

     It is the Bank's policy to record a lien on the real estate securing a loan. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in a flood plain as designated by the United States Department of Housing and Urban Development, pay flood insurance policy premiums.

     With respect to single-family residential mortgage loans, the Bank makes a loan commitment of between 30 and 90 days for each loan approved. If the borrower desires a longer commitment, the commitment may be extended for good cause and upon written approval. The interest rate is guaranteed for the commitment period.

     The Bank typically lends up to 80% of the lesser of the appraised value or the purchase price of the real property securing a mortgage loan. However, if the amount of a residential loan originated or refinanced exceeds 80% of the appraised value, the Bank's policy generally is to obtain private mortgage insurance at the borrower's expense on that portion of the principal amount of the loan that exceeds 80% of the appraised value of the property. The Bank will make a single-family residential mortgage loan with up to a 100% loan-to-value ratio for qualifying first time home buyers or if the required private mortgage insurance is obtained. The Bank generally limits the loan-to-value ratio on commercial real estate mortgage loans to 75%.

     Interest rates charged by the Bank on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies, and government budgetary matters.

     REAL ESTATE LOANS. Loans secured by real estate, for several purposes, constituted $89 million, or 76%, of the Bank's total loans at June 30, 1998, and of that amount, $60 million, or 51% of the Bank's total loans at that time were secured by 1-to-4 family residences. This high concentration of real estate loans can be attributed to the rural character of the Bank's primary service area, and management's efforts to meet that area's lending demands in a prudent manner. It is the policy of the Bank that all loans secured by real estate be supported by an accurate appraisal.

     Commercial real estate loan terms are typically limited to 10 years. Interest rates may be fixed or adjustable, based on market conditions, and the Bank generally charges an origination fee. Management has attempted to reduce credit risk in the commercial real estate portfolio by promulgating reasonable underwriting guidelines that allow for only qualified exceptions including requiring a loan to value ratio of 75% or less. The Bank also often requires personal guarantees of the principal owners of the property and obtains personal financial statements of the principal owners in such cases.

     Although the Bank's loan portfolio is diversified, there is a concentration of mortgage real estate loans, primarily one to four family residential mortgage loans. Loans are typically written with terms of up to 30 years underwritten to conform to "secondary market" requirements or the approval of management. Rates may be fixed or variable, and the Bank typically charges an origination fee. The Bank attempts to minimize credit risk by requiring a loan to value ratio of 80% or less. The Bank has experienced minimal loan losses on residential real estate over the past ten years. The Bank also originates residential loans for sale into the secondary market, but maintains the servicing of those loans after their sale and subsequent securitization.

     The Bank also makes loans secured by farmland for a variety of purposes ranging from short term working capital to finance crop production, to finance land and/or capital improvements, and to finance equipment. The maximum loan amount secured by farmland is 66% of the cash selling price or appraised value, whichever is less, unless approved by management.

     COMMERCIAL LOANS. The Bank makes loans for commercial purposes in various lines of businesses. At June 30, 1998, the Bank held $17 million of commercial loans, or 15% of its total loan portfolio. Equipment loans are typically made on terms up to 5 years at fixed or variable rates, with the financed equipment pledged as collateral to the Bank. The Bank attempts to reduce its credit risk on these loans by limiting the loan to value ratio to no more than 65%. Working capital loans are made on terms typically not exceeding one year, and these loans may be secured or unsecured.

     CONSUMER LOANS. The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans originated directly by the Bank, and unsecured revolving lines of credit. Certain of the direct loans are secured by the borrower's residence, but the Bank attempts to underwrite the credit independent of the collateral value. At June 30, 1998, the Bank held $11 million of consumer loans.

     CREDIT CARD LOANS. The Bank issues charge cards to its credit-worthy customers at lines of credit on regular charge cards ranging from $500 to $10,000, and on gold cards generally ranging from $5,000 to $50,000 based on the customer's qualifications. Regular cards are issued with tiered fixed rates, and gold cards are issued with tiered variable rates.

     OUTSOURCING OF CERTAIN OPERATIONAL FUNCTIONS Corporate Data Services, Inc. ("CDS"), a North Carolina corporation located in Asheboro, North Carolina, in which the Bank, at June 30, 1998, through a joint venture agreement with another community bank, had a fifty percent (50%) ownership interest provides operations and data processing services for the Bank and for other community banks in North Carolina.


DEPOSITS

     Deposits are a primary source of the Bank's funds for lending, investment activities, and general operational purposes. In addition to deposits, the Bank derives funds from loan principal and interest repayments, maturities of investment securities, and interest payments thereon. Although loan repayments are a relatively stable source of funds, deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings from the Federal Home Loan Bank of Atlanta may be used on a short-term basis to compensate for reductions in the availability of funds, or on a longer term basis for general operational purposes. The Bank attracts deposits principally from within its market area by offering a variety of deposit instruments, including, money market accounts, passbook savings accounts, individual retirement accounts, and certificates of deposit which typically range in maturity from 7 days to 4 years. Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit, and the interest rate. Maturities, terms, service fees, and withdrawal penalties for its deposit accounts are established by the Bank on a periodic basis. The Bank reviews its deposit pricing on a weekly basis. In determining the characteristics of its deposit accounts, the Bank considers the rates offered by competing institutions, lending and liquidity requirements, growth goals and federal regulations. Management believes it prices its deposits comparably to rates offered by its competitors. The Bank does not accept brokered deposits.

     The Bank attempts to compete for deposits with other institutions in its market area by offering competitively priced deposit instruments that are tailored to the needs of its customers. Additionally, the Bank seeks to meet customers' needs by providing convenient customer service to the community, efficient staff, and convenient hours of service. Substantially all of the Bank's depositors are North Carolina residents.

     The following tables set forth the mix of the depository accounts offered by the Bank as a percentage of total deposits at the dates indicated.


                               DEPOSIT ANALYSIS



                                                                          AT DECEMBER 31,
                                                                 ----------------------------------
                                       AT JUNE 30, 1998                         1997
                              ---------------------------------- ----------------------------------
                                          PERCENT OF   WEIGHTED              PERCENT OF   WEIGHTED
                                             TOTAL      AVERAGE                 TOTAL      AVERAGE
                                AMOUNT     DEPOSITS      COST      AMOUNT     DEPOSITS      COST
                              ---------- ------------ ---------- ---------- ------------ ----------
                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
Demand deposits ............. $ 16,109       12.59%         --   $ 13,871       11.87%         --
Money market and
 NOW accounts ...............   28,123       21.98%       2.33%    28,569       24.44%       2.31%
Savings .....................   33,669       26.31%       4.02%    31,871       27.26%       4.13%
Time deposits,
 $100,000 and over...........   16,898       13.20%       5.33%     9,046        7.74%       5.39%
Other time deposits .........   33,176       25.92%       5.14%    33,548       28.70%       5.16%
                              --------      ------        ----   --------      ------        ----
   Total deposits ........... $127,975      100.00%       3.61%  $116,905      100.00%       3.59%
                              ========      ======        ====   ========      ======        ====



                                                        AT DECEMBER 31,
                              --------------------------------------------------------------------
                                             1996                              1995
                              ---------------------------------- ---------------------------------
                                          PERCENT OF   WEIGHTED              PERCENT OF   WEIGHTED
                                             TOTAL      AVERAGE                 TOTAL     AVERAGE
                                AMOUNT     DEPOSITS      COST      AMOUNT     DEPOSITS      COST
                              ---------- ------------ ---------- ---------- ------------ ---------
                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
Demand deposits ............. $ 12,852       12.29%         --   $10,183        10.63%        --
Money market and
 NOW accounts ...............   24,112       23.05%       1.84%   23,274        24.30%      2.11%
Savings .....................   27,707       26.49%       4.05%   24,494        25.57%      4.28%
Time deposits,
 $100,000 and over...........    6,503        6.22%       5.36%    5,190         5.42%      5.66%
Other time deposits .........   33,425       31.96%       5.19%   32,653        34.09%      5.47%
                              --------      ------        ----   -------       ------       ----
   Total deposits ........... $104,599      100.00%       3.49%  $95,794       100.00%      3.78%
                              ========      ======        ====   =======       ======       ====

                             OTHER FUNDING SOURCES

     Short-term borrowed funds consist of federal funds purchased, securities sold under agreements to repurchase, master notes, and advances from the FHLB with original maturities of less than one year. The following table summarizes balance and rate information for short-term borrowed funds as of the dates and for the periods indicated:



                                                      AT OR FOR THE SIX
                                                           MONTHS
                                                                          AT OR FOR THE YEAR ENDED DECEMBER
                                                       ENDED JUNE 30,                    31,
                                                    --------------------- ----------------------------------
                                                       1998       1997        1997       1996        1995
                                                    ---------- ---------- ----------- ---------- -----------
                                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
AMOUNTS OUTSTANDING AT END OF PERIOD:
 SHORT-TERM BORROWED FUNDS
   Federal funds purchased:
    Amount ........................................   $   --     $  935     $ 1,400     $   --     $ 2,850
    Weighted average rate .........................       --%      6.63%       8.00%        --%       6.50%
   Securities sold under agreement to repurchase:
    Amount ........................................   $3,778     $3,882     $ 4,047     $8,156     $ 4,462
    Weighted average rate .........................     4.37%      4.34%       4.46%      4.16%       4.45%
   Master notes:
    Amount ........................................   $1,339     $  239     $ 2,562     $   --     $    --
    Weighted average rate .........................     4.39%      4.39%       4.42%        --%         --%
   Advances from the Federal Home Loan Bank:
    Amount ........................................   $   --     $3,800     $    --     $3,000     $    --
    Weighted average rate .........................       --%      6.48%         --%      5.45%         --%
MAXIMUM AMOUNT OUTSTANDING AT ANY MONTH-END
 SHORT-TERM BORROWED FUNDS
   Federal funds purchased ........................   $2,175     $5,725     $ 5,725     $4,675     $ 4,225
   Securities sold under agreement to repurchase ..    4,801      5,299       5,999      8,156       4,462
   Master notes ...................................    2,352        239       2,659         --          --
   Advances from the Federal Home Loan Bank .......    2,500      8,400       8,400      3,000          --
AVERAGES DURING THE PERIOD:
 SHORT-TERM BORROWED FUNDS
   Federal funds purchased:
    Average balance ...............................   $1,131     $1,190     $ 1,059     $1,556     $ 1,656
    Weighted average rate .........................     5.98%      5.77%       5.92%      5.68%       6.08%
   Securities sold under agreement to repurchase:
    Average balance ...............................   $3,877     $4,831     $ 4,553     $5,764     $ 3,672
    Weighted average rate .........................     4.46%      4.22%       4.24%      4.46%       5.16%
   Master notes:
    Average balance ...............................   $1,725     $   95     $   908     $   --     $    --
    Weighted average rate .........................     0.04%      4.52%       4.36%        --%         --%
   Advances from the Federal Home Loan Bank:
    Average balance ...............................   $1,194     $3,149     $ 2,415     $  867     $   405
    Weighted average rate .........................     5.75%      5.60%       5.65%      5.66%       6.17%

     Long-term debt consists of advances from the FHLB with original maturities of one year or more, and aggregated $7.0 million, $7.6 million and $6.3 million at June 30, 1998 and at December 31, 1997 and 1996, respectively. Pursuant to collateral agreements with the FHLB, advances are collateralized by all of the Company's stock in the FHLB of Atlanta and its qualifying first mortgage loans. Total credit available from the FHLB and other banks for short-term and long-term borrowings was $43.5 million at June 30, 1998.

INVESTMENT SERVICES

     The Bank has two wholly-owned subsidiaries, BOS Agency and Strategic Alliance, which provide its customers with investment and insurance services and products, and further the Company's role as an independent financial services institution. Both subsidiaries share employees, equipment, and the same location, but are operated as separate corporate entities.

     BOS Agency was formed in 1987 and sells various insurance products to individuals and small businesses, including fixed annuities, traditional life insurance for individuals, long-term care, disability, key man coverages, deferred compensation packages, and Medicare supplements. BOS Agency provides insurance products underwritten only by the nation's most respected and well-recognized insurance providers, all of which have, in addition, met certain minimum criteria set forth by BOS Agency, including, TransAmerica, Paul Revere, John Hancock, and Lincoln Benefit Life.

     Strategic Alliance, formed in 1989, evolved in response to the growing number of aging "baby boomers" requiring investment advice and services. Strategic Alliance is a member of the National Association of Securities Dealers, Inc. as a securities broker-dealer that offers a full range of financial and investment planning services to its customers. Nine of its employees are registered investment advisors with the SEC, and Strategic Alliance serves individuals and small businesses ranging from ten to up to 700 employees. Strategic Alliance also manages numerous individual retirement plans.


MARKETING

     The Bank and its subsidiaries currently market their services through advertising campaigns and in printed materials, such as newspapers, magazines and direct mailings, as well as through promotional items, such as caps, pens, pencils and shirts. Officers of the Company and the Bank and its subsidiaries are also heavily involved in local civic affairs and philanthropic organizations in order to focus customers on products and services on a personal level, and to emphasize the Company's focus on its community.


COMPETITION

     Commercial banking in North Carolina is extremely competitive, due in large part to statewide branching. Currently, many of the Bank's competitors are significantly larger and have greater resources than the Bank. The Bank continues to encounter significant competition from a number of sources, including bank holding companies, commercial banks, thrift institutions, credit unions, and other financial institutions and financial intermediaries. Among commercial banks, the Bank competes in its market areas with some of the largest banking organizations in the State, several of which have hundreds of branches in North Carolina. Competition with the Bank is not limited to financial institutions based in North Carolina. The enactment of federal legislation authorizing nationwide interstate banking has greatly increased the size and financial resources of some of the Bank's competitors. Consequently, many of the Bank's competitors have substantially higher lending limits due to their greater total capitalization. As a result of the interstate banking legislation, the Bank's market is open to future penetration by banks located in other states provided the other state allows acquisitions of its banking institutions by North Carolina banking institutions, thereby increasing competition. To date, there is interstate branching among banks in North Carolina, Virginia, South Carolina and Tennessee.


PROPERTIES

     The Bank owns all of its banking offices, except for a small portion of the Main Office leased from the City of Albemarle since 1984, at $1,136 per month with renewal options extending through September 2003. The Bank's Main Office also consists of an adjoining building purchased in 1991, which contains additional administrative offices of the Company and the Bank. The Bank purchased a commercial building and parking lot adjacent to its Main Office in Albemarle in 1988 and holds this property for future expansion purposes.

     The headquarters of Strategic Alliance is located in a facility leased by the Company from Paramount Construction, Inc. of Albemarle, North Carolina, for $2,000 per month under a five-year lease with three five-year renewal options and an option to purchase. The Company sub-leases part of this building to a local non-profit corporation in addition to Strategic Alliance.

     The Company's locations are listed in the table below:



LOCATION                                        YEAR OPENED
---------------------------------------------- ------------
  Main Office and Investment Services Center       1984
  167 North Second Street
  Post Office Box 338
  Albemarle, NC 28002-0338
                                                   1984
  Village Office
  710 North First Street
  Post Office Box 338
  Albemarle, NC 28002-0338
                                                   1988
  East Albemarle Office
  800 Highway 24-27 Bypass
  Post Office Box 338
  Albemarle, NC 28002-0338
                                                   1987
  Norwood Office
  107 South Main Street
  Post Office Box 657
  Norwood, NC 28128-0657
                                                   1993
  Oakboro Office
  624 North Main Street
  Post Office Box 539
  Oakboro, NC 28129-0539
                                                   1989
  Strategic Alliance/BOS Agency
  132 North First Street
  Post Office Box 1517
  Albemarle, NC 28002-1517

     All of the Bank's existing facilities are freestanding, fully equipped and have adequate parking and drive-up banking facilities, except for the Main Office which does not have a drive-up facility. The East Albemarle Office provides an ATM machine, and other ATMs will be installed in 1998 at the Village Office and the Norwood Office.


EMPLOYEES

     As of June 30, 1998, the Company had approximately 64 full-time and 31 part-time employees. None of the employees of the Company are represented by any collective bargaining unit. The Company considers its relations with its employees to be excellent.


LEGAL PROCEEDINGS

     In the ordinary course of operations, the Company is a party to various legal proceedings. In the opinion of management, there is no proceeding pending, or to the knowledge of management threatened, in which an adverse decision could result in a material adverse change in the business or results of operations of the Company.


SUPERVISION AND REGULATION OF THE COMPANY

     As a bank holding company, the Company is subject to the supervision, examination and reporting requirements contained in the Bank Holding Company Act of 1956 (the "BHCA") and the regulations of the Federal Reserve. The Company's subsidiary is organized as a North Carolina-chartered commercial bank and is subject to the supervision, examination and reporting requirements of the Commissioner of Banks of the State of North Carolina (the "Commissioner") and the North Carolina State Banking Commission (the "Banking Commission") and the FDIC. The following discussion sets forth certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to the Company. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on the business of the Company.

     GENERAL. As a bank holding company, the Company is subject to the supervision, examination and reporting requirements contained in the BHCA and the regulations of the Federal Reserve. The Bank is organized as a state-chartered commercial bank and is subject to the supervision, examination and reporting requirements of the Commissioner and the FDIC.

     Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of, or a waiver of the requirement for such approval by, the Federal Reserve.

     In addition, the Company's activities, and those of companies which it controls or in which it holds more than five percent of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, banking, operating a thrift institution, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions and certain insurance underwriting activities have all been determined by the Federal Reserve to be permissible activities.

     The Federal Reserve has the authority to prevent the continuance or development of unsafe or unsound banking practices or other violations of law and to take certain remedial action. In particular, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or terminate its ownership or control of any subsidiary, despite prior approval of such activity or such ownership or control, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

     The Company is also subject to the North Carolina Bank Holding Company Act of 1984 ("NCBHCA"). This statute prohibits bank holding companies from acquiring or controlling certain non-bank banking institutions (for example, institutions which accept deposits but do not make commercial loans) which have offices in North Carolina. As required by the NCBHCA, the Company, by virtue of its ownership of the Bank, has registered as a bank holding company with the Commissioner.

     DIVIDENDS. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to FDICIA, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

     Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated retained earnings. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any condition imposed by, or written agreement with, the Federal Reserve Board.

     BORROWINGS. There are also various legal restrictions on the extent to which the Company can borrow or otherwise obtain credit from the Bank. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to the Company, to ten percent of the Bank's capital stock and surplus.

     Under Federal Reserve policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support such subsidiary. This support may be required at times when, absent such Federal Reserve policy, the Company may not find itself willing or able to provide it.

     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     CAPITAL ADEQUACY. The Federal Reserve, and the FDIC have adopted substantially similar risk-based and leverage capital guidelines for banking organizations. Under these risk-based capital standards, the minimum consolidated ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is to be composed of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles ("Tier I Capital" and, together with Tier 2 Capital, "Total Capital"). The remainder of Total Capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("Tier 2 Capital"). At June 30, 1998, the Company's Tier I and Total Capital ratios were 12.78% and 13.93%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of Tier I Capital to adjusted average quarterly assets less certain amounts ("Leverage Ratio") equal to three percent for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a Leverage Ratio of between four percent and five percent. The Company's Leverage Ratio at June 30, 1998, was 8.57%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier I Leverage Ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve has not advised the Company of any specific minimum Leverage Ratio or tangible Tier I Leverage Ratio applicable to it.

     The Bank is subject to similar capital requirements adopted by the FDIC. The Bank had a Leverage Ratio of 8.45% as of June 30, 1998. The federal banking agencies have not advised the Bank of any specific minimum Leverage Ratio applicable to it.

     PROMPT CORRECTIVE ACTION. The Federal Deposit Insurance Act, as amended (the "FDIA"), among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA establishes five capital tiers:
"well capitalized"; "adequately capitalized"; "undercapitalized"; "significantly undercapitalized"; and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

     The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Capital Ratio, Tier I Capital Ratio and the Leverage Ratio. Under the regulations, a FDIC-insured bank will be (i) "well capitalized" if it has a Total Capital Ratio of ten percent or greater, a Tier I Capital Ratio of six percent or greater and a Leverage Ratio of five percent or greater and is not subject to any order or written directive by the FDIC to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a Total Capital Ratio of eight percent or greater, a Tier I Capital Ratio of four percent or greater and a Leverage Ratio of four percent or greater (three percent in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a Total Capital Ratio of less than eight percent, a Tier I Capital Ratio of less than four percent or a Leverage Ratio of less than four percent (three percent in certain circumstances); (iv) "significantly undercapitalized" if it has a Total Capital Ratio of less than six percent, a Tier I Capital Ratio of less than three percent or a Leverage Ratio of less than three percent; and (v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of June 30, 1998, the Company and the Bank had capital levels that qualifies it as being "well capitalized" under such regulations.

     The FDIC generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" insured depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions arc subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.

     INTERSTATE BANKING AND BRANCHING LEGISLATION. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") permits interstate acquisitions of banks and bank holding companies without geographic limitation, subject to any state requirement that the bank has been organized for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to, or following the proposed acquisition, controls no more than ten percent of the total amount of deposits of insured depository institutions in the U.S. and no more than 30% of such deposits in any state (or such lesser or greater amount set by state law).

     In addition, the IBBEA permits a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching prior to May 31, 1997. North Carolina has "opted in" to such legislation, effective June 22, 1995. In addition, a bank may establish and operate a DE NOVO branch in a state in which the bank does not maintain a branch if that state expressly permits DE NOVO interstate branching. As a result of North Carolina's opt-in law, North Carolina law permits unrestricted interstate de NOVO branching.

     FDIC INSURANCE ASSESSMENTS. Effective January 1, 1996, the FDIC reduced the insurance premiums it currently charges on bank deposits insured by the Bank Insurance Fund ("BIF") to the statutory minimum of $2,000 for "well capitalized" banks.

     EFFECTS OF GOVERNMENTAL POLICIES. The earnings and business of the Company and the Bank are and will be affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.


FEDERAL SECURITIES LAW

     The Company has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act'), for the registration of the Common Stock to be issued in the Subscription Offering. The Company has already registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has therefore been subject, among other things, to the information, proxy solicitation, insider trading restrictions, and other requirements of the Exchange Act since it became the bank holding company for the Bank.

     The registration under the Securities Act of the Common Stock does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) one percent of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances. There are currently no demand registration rights outstanding.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company and the Bank and its subsidiaries each have a separate Board of Directors and separate Executive Officers in furtherance of the Company's goal of maintaining broad representation from throughout its community. In addition, the Company has adopted certain provisions in its Bylaws meant to achieve that goal by requiring a rotating Board of Directors and allowing any eligible shareholder an opportunity, within a certain framework, to nominate persons to serve as directors. The Bylaws require that the Board of Directors be comprised of eighteen (18) persons, at least three-fourths of which are residents of Stanly County. Moreover, the Bylaws contain a term limitation providing that no director may be elected to more than two consecutive three-year terms without a break in tenure. The Board of Directors is staggered with each director currently serving three year terms, unless a director is filling a vacancy, in which case, he or she will serve until the next shareholders' meeting at which directors are elected. Nominations for election to the Board of Directors are made not only by the Nominating Committee of the Board of Directors, but also may be made by any holder of shares entitled to vote at any meeting of shareholders at which directors are to be elected, as long as such nominations are made in writing and delivered to the President and Chief Executive Officer or Secretary of the Company not less than fourteen days nor more than thirty days prior to the meeting at which such directors will be elected.

     The directors of the Company are as follows:



NAME AND AGE                    PRINCIPAL OCCUPATION
-----------------------------   --------------------------------------------------------------------------
   William S. Aldridge, Jr.     Manager, Secretary-Treasurer, and co-owner, Stanly Funeral Home, Inc.,
   (70)                         Albemarle, NC
   Cynthia H. Beane             Cynthia H. Beane, CPA, Albemarle, NC (certified public accountant)
   (49)
   Joe S. Brooks                Partner, Brothers Precision Tool Company, Albemarle, NC (tool and die
   (49)                         business)
   Ronald T. Burleson           Partner, Thurman Burleson & Sons Farm, Richfield, NC (farming
   (48)                         operation)
   Bill C. Burnside, DDS        Albemarle, NC (dentistry)
   (48)
   Gail C. Burris               Owner and Manager, Rosebriar Restaurant, Albemarle, NC
   (44)
   G. Chad Efird                Retired; previously, Technical Supervisor, Aluminum Company of America
   (76)                         (ALCOA), Badin, NC (aluminum products manufacturer)
   David M. Jones, D.V.M.       Director, North Carolina Zoological Park, Asheboro, NC (NC Department
   (53)                         of Environmental and Natural Resources) since March 1994; previously,
                                Director of Conservation and Consultancy, Zoological Society of
                                London, London, England.
   James F. Link, D.V.M.        Veterinarian and Owner, North Stanly Animal Clinic, New London, NC
   (45)
   W. Chester Lowder            Director of Field Services, North Carolina Farm Bureau Federation,
   (49)                         Raleigh, NC (agricultural service agency); President, Fork "L" Farm,
                                Inc., Norwood, NC (farming operation)
   Buren Mullis                 Retired; previously, Vice President and General Manager of Sundrop
   (65)                         Bottling Co., Inc., Concord, NC
   John P. Murray, M.D.         Retired; previously, Physician and owner, Albemarle Ear, Nose and Throat,
   (57)                         Albemarle, NC
   Kent E. Newport              President, KDS, Inc. DBA Coy's Laundromat, Albemarle, NC (coin laundry
   (37)                         and self-service carwash)
   Catherine A. Pickler         Homemaker and Community Volunteer, New London, NC
   (64)
   George T. Reaves             Retired; previously, Vice President Traffic and Transportation, Collins &
   (70)                         Aikman Corporation, Albemarle, NC (manufacturer of automotive fabrics, upholstery, yarns)
   A. James Russell             Construction Manager, J.T. Russell & Sons, Inc., Albemarle, NC (highway
   (44)                         heavy utility construction)

NAME AND AGE              PRINCIPAL OCCUPATION
-----------------------   ------------------------------------------------------------------------
   B. A. Smith, Jr.       Retired; previously, Pilot and Base Commander, United States Air Force
   (64)
   Douglas V. Waddell     Retired; previously, Manager, Sears & Roebuck -- Automotive Department,
   (69)                   Albemarle, NC (retail store)

BANK OF STANLY BOARD OF DIRECTORS



NAME AND AGE                 PRINCIPAL OCCUPATION
--------------------------   -----------------------------------------------------------------------
   William F. Clayton        Retired; previously, Cost Office Supervisor, Aluminum Company of
   (51)                      America (ALCOA), Badin, NC (aluminum products manufacturer)
   W. Kermit Efird           President, Rocky River Springs Fish House, Inc., Norwood, NC
   (68)                      (restaurant)
   James L. Harris           Retired; previously, Specialty Sales Manager, Southwire Company,
   (74)                      Carrollton, GA
   Eric M. Johnsen, M.D.     President, Stanly Family Care Clinic, Albemarle, NC
   (52)
   Jerry J. Long             President, Secretary & Co-Owner, Long's Diamond Broker, Albemarle, NC
   (67)                      (previously, Long's Jewelers, Inc.)
   James R. Mauney, Sr.      Retired; previously, President and Owner Mauney Feed Mill, New London,
   (71)                      NC
   Pamela S. Morton          Principal, Endy Elementary School, Albemarle, NC
   (45)
   Boyce E. Thompson         Treasurer, Stanly Fixtures Company, Inc., Norwood, NC
   (48)                      (store fixture manufacturer)

THE STRATEGIC ALLIANCE CORPORATION AND BOS AGENCY, INC.,
BOARD OF DIRECTORS



NAME AND AGE                  PRINCIPAL OCCUPATION
---------------------------   ---------------------------------------------------------------------------
   Jerry W. Almond, Sr.       President, Stanly Fixtures Company, Inc., Norwood, NC
   (56)                       (store fixture manufacturer)
   Cletus J. Burns, Jr.       Manager, Finishing Department, Collins & Aikman Corporation,
   (50)                       Albemarle, NC (manufacturer)
   Robert L. Isenhour         Retired; previously, Owner and Operator, Stanly Shale Products Division of
   (70)                       Sanford, Norwood, NC
   Joseph R. Kluttz, Jr.      President, Albemarle Insurance Agency, Inc., Albemarle, NC
   (60)
   James E. Nance             President and General Manager, Confederate Motors, Inc., Albemarle, NC
   (47)                       (automobile dealership)
   Michael E. Snyder, Sr.     Vice President of Research and Development, E. J. Snyder & Company,
   (57)                       Inc., Albemarle, NC (textile dyeing company)
   Hugh E. Wallace            Owner and President, Anson Apparel Company, Wadesboro, NC
   (63)                       (textile manufacturing)

EXECUTIVE OFFICERS OF THE COMPANY AND THE BANK AND ITS SUBSIDIARIES



NAME AND AGE                  CURRENT POSITION WITH COMPANY AND/OR ITS SUBSIDIARIES
---------------------------   ------------------------------------------------------
   Ronald B. Davis            President and Chief Executive Officer of the Bank
   (50)
   Roger L. Dick              President and Chief Executive Officer of the Company
   (47)
   Susan B. Gibson            Vice President of the Bank (human resources)
   (37)
   Jacqueline S. Jernigan     Executive Vice President of the Bank (retail banking)
   (43)
   Dawn L. Melton             Executive Vice President of the Company (technology)
   (38)

NAME AND AGE                  CURRENT POSITION WITH COMPANY AND/OR ITS SUBSIDIARIES
---------------------------   --------------------------------------------------------------------------
   Tamara M. Singletary       Executive Vice President of the Company (marketing and investor
   (38)                       relations)
   Christy D. Stoner          President of The Strategic Alliance Corporation, a subsidiary of the Bank
   (33)
   Thomas H. Swaringen        Executive Vice President of the Bank (credit administration)
   (54)
   Barbara S. Williams        Senior Vice President of the Company (finance)
   (54)
   O. David Williams, Jr.     Senior Vice President of the Bank (commercial banking)
   (39)

                         DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Company's Articles of Incorporation , as amended (the "Articles"), and Bylaws, as amended (the "Bylaws"), does not purport to be complete and is qualified in its entirety by reference to such instruments.


AUTHORIZED CAPITAL

     The Company is authorized to issue 6,000,000 shares of Common Stock, par value $1.25 per share, of which on June 30, 1998, 2,294,536 shares were outstanding and held of record by 1,619 persons, and 276,197 shares were reserved for issuance under the Company's various equity compensation plans. On July 21, 1998, the Company declared a 2-for-1 stock split for shareholders as of August 4, 1998, to be effected in the form of a 100% stock dividend and paid on August 20, 1998. As a result, the number of shares currently outstanding is 4,589,072. The Board of Directors is not authorized to issue preferred stock.

     Each share of the Common Stock issued will have the same relative rights and will be identical in all respects with every other share of Common Stock already outstanding. Each shareholder will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of Common Stock. Each share of Common Stock is entitled to share equally in dividends from legally available funds when declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, each holder of shares of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock.

     No conversion rights, or redemption or sinking fund provisions are applicable to the Common Stock. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of the Common Stock which may be issued. The Common Stock is not subject to call for redemption and all outstanding shares of Common Stock are, upon issuance, validly issued, fully paid and non-assessable.

     The existence of authorized but unissued shares of Common Stock could have the effect of discouraging unsolicited takeover attempts. Such shares could be issued to a purchaser who might cooperate with the Board of Directors in opposing an attempt by a third party to gain control of the Company.


CERTAIN ARTICLES AND BYLAW PROVISIONS HAVING POTENTIAL ANTI-TAKEOVER EFFECTS

     GENERAL. A number of provisions of the Articles and Bylaws address matters of corporate governance and the rights of shareholders. The following summary of such provisions is not intended to be complete and is qualified in all respects by the Articles and Bylaws. Certain of these provisions may delay or prevent takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests.) These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. In addition, certain of the laws applicable to the Company may have the effect of preventing, discouraging or delaying a change in control in the Company. All references to the Articles are to the Company's Articles in effect as of the date of this Prospectus.

     CLASSIFICATION OF THE BOARD OF DIRECTORS. According to the Company's Bylaws, the number of directors constituting the Board of Directors shall be eighteen (18). Directors must be shareholders of the Corporation and at least three-fourths of the directors of the Company must be residents of Stanly County, North Carolina. The Articles provide that the Board of Directors of the Company is divided into three classes, Class I, Class II, and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. A director elected to fill a vacancy shall serve for the remainder of the present term of office of the class to which he was elected. As a result of the classification of the Board of Directors, approximately one-third of the members of the Board of Directors will be elected each year, and two annual meetings will be required for the Company's shareholders to change a majority of the members constituting the Board of Directors.

     LIMITATION OF TERMS OF THE BOARD OF DIRECTORS. The Company's Bylaws, in furtherance of its goal of maintaining broad representation from throughout its community, contain a term limitation providing that no director may be elected to more than two consecutive three-year terms without a break in tenure; provided, that, in addition to said two consecutive three-year terms and without a break in tenure, any director may also serve any portion of an unexpired term or any Special Term (as defined within the Bylaws) to which such director may have been appointed or elected.

     NOMINATIONS TO THE BOARD OF DIRECTORS. The Company's Bylaws allow any eligible shareholder an opportunity, within a certain framework, to nominate persons to serve as a director. Nominations for election to the Board of Directors are made by the Nominating Committee of the Board of Directors, but also can be made by any holder of shares entitled to be voting at any meeting of shareholders at which directors are to be elected, as long as such nominations are made in writing and delivered to the President and Chief Executive Officer or Secretary of the Company not less than fourteen days nor more than thirty days prior to the meeting at which such nominations will be made.

     SPECIAL MEETINGS OF SHAREHOLDERS. The Bylaws provide that special meetings of shareholders may be called only by the Chief Executive Officer, President, Secretary, or Board of Directors of the Company, upon the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting. As a result, this provision would prevent shareholders owning less than 10% of the voting power of the outstanding Common Stock from compelling shareholder consideration of any proposal (such as a proposal for a merger or business combination) over the opposition of the Company's Board of Directors.

     SUPERMAJORITY VOTE REQUIREMENTS. The Articles generally provide that the Company cannot merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of the assets of the Company or all of the outstanding shares of the Company's capital stock, unless such transaction is approved by sixty-six and two-thirds percent (66 2/3%) of all votes entitled to be cast on such matter and, if separate voting by any one or more voting groups is required, by that percentage of the votes entitled to be case in such matters by each such voting group. If applicable law requires a greater vote of the Company's shareholders for the approval of the transaction or allows such transaction to be effected without the approval of the Company's shareholders or of any voting group, then such provision in the Articles shall not apply to the transaction.

     BOARD CONSIDERATION OF CERTAIN NONMONETARY FACTORS IN THE EVENT OF AN OFFER BY ANOTHER PARTY. The Articles allow the Board of Directors, in evaluating a merger, consolidation, or other business combination transaction (hereunder a "Business Combination") or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the board deems relevant, including (i) the social and economic effects of the transaction on the Company and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the Company and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person or entity; and (iii) the competence, experience and integrity of the acquiring person or entity and its or their management; and (iv) the prospects for a successful conclusion of the Business Combination. By having these standards in the Articles of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose any proposed Business Combination or tender or exchange offer if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

     The Board of Directors feels a responsibility for maintaining the financial and business integrity of the Company. Banks and their holding companies occupy positions of special trust in the communities they serve. They also provide opportunities for abuse by those who are not of sufficient experience or competence or financial means to act professionally and responsibly with respect to management of a financial institution. It is of concern to the Company that it be managed in the interest of the communities that it serves and that it and its subsidiary bank maintain its integrity as an institution.

     One effect of this provision might be to encourage consultation by an offeror with the Board of Directors prior to or after commencing a tender offer in an attempt to prevent a contest from developing. This provision thus may strengthen the Board of Directors' position in dealing with any potential offeror which might attempt to effect a takeover of the Company. The provision will not make a Business Combination regarded by the Board of Directors as being in the interests of the

Company more difficult to accomplish, but it will permit the Board of Directors to determine whether a Business Combination or tender or exchange offer is not in the interests of the Company (and thus to oppose it) on the basis of various factors deemed relevant.

     ABSENCE OF CUMULATIVE VOTING. The Company's Articles of Incorporation do not authorize cumulative voting by shareholders for the election of the Company's directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of shareholders may, if they so choose, elect all directors of the Company to be elected at that meeting, thus precluding minority shareholder representation on the Company's Board of Directors.

     REMOVAL OF DIRECTORS; FILLING VACANCIES. The Bylaws provide that (i) shareholders may remove one or more of the directors with or without cause;
(ii) a director may be removed only by a vote in favor of such removal of the holders of at least a majority of the voting power of the Corporation's outstanding shares entitled to be voted generally in the election of directors; and (iii) a director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. In addition, vacancies occurring in the Board of Directors, including without limitation a vacancy resulting from an increase in the number of directors or from the failure by the shareholders to elect the full authorized number of directors, may be filled by the shareholders or by the Board of Directors, whichever group shall act first. If the directors remaining in office do not constitute a quorum, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.


CONTROL SHARE ACQUISITION ACT

     The Company is also subject to the North Carolina Control Share Acquisition Act (the "Control Share Act") which provides that any person or party who acquires "control shares" (defined therein as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20% or 33 1/3%, or a majority of all voting power) may only vote those shares if the remaining shareholders of the Company, by resolution, permit them to be voted. If the shareholders of the Company permit the control shares to be accorded voting rights and the holder of the control shares has a majority of all voting power for the election of directors, the other shareholders of the Company have the right to the redemption of their shares at the fair value as the day prior to the date on which the vote was taken which gave voting rights to the control shares. The Control Share Act could discourage a person from acquiring a large number of shares of the Company if, the purpose is to seek control for the Company after obtaining a control position. Some shareholders may determine this provision as not in their best interests.


THE SHAREHOLDER PROTECTION ACT

     The Company is subject to the North Carolina Shareholder Protection Act (the "Shareholder Protection Act") which is designed to prevent the abuses that sometimes occur during hostile takeovers. The Shareholder Protection Act generally requires that, unless certain "fair price" and procedural requirements are satisfied, the affirmative vote of the holders of 95% of the outstanding shares of the Company's Common Stock (excluding shares owned by an "Interested Shareholder") is required to approve certain business combination transactions with another entity that is the beneficial owner of more than 20% of the Company's voting shares or which is an affiliate of the Company and previously has been 20% beneficial owner.

     In order to satisfy the "fair price" provisions, the price paid for any shares in the second phase of an acquisition must be at least equal to the highest of : (i) the highest per share price ever paid by anyone who is a part of the acquiror, (ii) a price that exceeds the market price when the second phase of the acquisition is announced by the same percentage as the highest price paid by the acquiror exceeds the market price immediately before the acquisition began; or (iii) a price computed by multiplying the Company's annual earnings per share by the price/earnings multiple, if any, of the acquiror.

     In addition, the procedural provisions require that: (i) the Company's Board of Directors must maintain representation by continuing directors proportionate to shares held by persons unaffiliated with the acquiror; (ii) there must be no reduction in dividends except as approved by a unanimous vote of directors; (iii) the acquiror must not acquire any additional shares of the Company after the transaction in which it acquired its 20% interest; (iv) the acquiror must not receive the benefit, directly or indirectly, except proportionately with other shareholders, of any loans, advances, guarantees, or financial assistance from the Company prior to consumption of the business transactions; (v) the acquiror must not, prior to the consummation of the business transaction, make a major change in the Company's business or equity capital structure unless by unanimous vote of the directors; and (vi) the acquiror must distribute to the shareholders a proxy statement responsive to the requirements of applicable federal securities laws, which must contain any recommendations by the continuing directors and can include a fairness opinion from an independent investment banking firm regarding the transaction.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Co., New York, New York.


                          SELF-MANAGED STOCK OFFERING

     The Company has offered these shares without the use of an investment banking firm acting as underwriters. The Company has retained The Meritas Group, Inc. to assist with the record keeping and data processing matters related to the Offering and to provide personnel to operate a stock information center. Meritas personnel are not stock brokers or dealers and do not solicit orders nor are they paid a commission.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Moore & Van Allen, PLLC, Charlotte and Raleigh, North Carolina.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement of which this Prospectus is a part in reliance upon the report of Dixon Odom, PLLC, independent auditors, included herein, and upon the authority of such firm as experts in accounting and auditing. The Meritas Group, Inc. has consented to the publication herein of the summary of its valuation report to the Company setting forth its opinion as to the estimated market value of the Common Stock of the Company and to the use of its name and statements with respect to it appearing herein.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by the Company may be inspected and copies at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the SEC's Regional Offices located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained from the web site that the SEC maintains at http://www.sec.gov.

     The Company has filed with the SEC a registration statement on Form S-2 (together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC (File No. 0-22062) pursuant to the Exchange Act are incorporated herein by reference:

   1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997; and

   2. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the year end of the fiscal year covered by the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at 167 North Second Street, P. O. Box 338, Albemarle, North Carolina 28002-0338, (704) 983-6181.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modified or supersede such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement as superseded shall not be deemed to constitute part of this Prospectus.


                          FORWARD LOOKING STATEMENTS

     Information set forth in this Prospectus under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" contains various "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements represent the Company's judgment concerning the future and are subject to risks and uncertainties that could cause the Company's actual operating results and financial position to differ materially. Such forward looking statements can be identified by the use of forward looking terminology, such as "may," "will," "expect" "anticipate" "estimate," or "continue" or the negative thereof or other variations thereof or comparable terminology.

     The Company cautions that any such forward looking statements are further qualified by important factors that could cause the Company's actual operating results to differ materially from those in the forward looking statements, including without limitation, the effects of future economic conditions, governmental fiscal and monetary policies, legislative and regulatory changes, the risks of changes in interest rates on the level and composition of deposits, the effects of competition from other financial institutions, the failure of assumptions underlying the establishment of the allowance for possible loan losses, the low trading volume of the Common Stock, other considerations described in connection with specific forward looking statements, factors set forth in this Prospectus under the caption "Risk Factors" and other cautionary elements specified in documents incorporated by reference in this Prospectus.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                            PAGE
                                                                                           -----
Independent Auditors' Report ............................................................. F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996 ............................. F-3
Consolidated Statements of Income for the years ended December 31, 1997, 1996 and 1995 ... F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended December
31, 1997, 1996 and
 1995 .................................................................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996 and      F-6
  1995
Notes to Consolidated Financial Statements ............................................... F-7
Consolidated Balance Sheets as of June 30, 1998 and 1997 (Unaudited) ..................... F-22
Consolidated Statements of Income for the six months ended June 30, 1998 and 1997          F-23
  (Unaudited)
Consolidated Statements of Changes in Shareholders' Equity for the six months ended June
30, 1998 and 1997
 (Unaudited) ............................................................................. F-24
Consolidated Statements of Cash Flows for the six months ended June 30, 1998 and 1997      F-25
  (Unaudited)
Notes to Consolidated Financial Statements (Unaudited) ................................... F-26

                         INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
UWHARRIE CAPITAL CORP
Albemarle, North Carolina

     We have audited the accompanying consolidated balance sheets of Uwharrie Capital Corp (formerly Stanly Capital Corp) and subsidiary (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uwharrie Capital Corp and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


DIXON ODOM PLLC
SOUTHERN PINES, NORTH CAROLINA
JULY 24, 1998

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


                          CONSOLIDATED BALANCE SHEETS


                          DECEMBER 31, 1997 AND 1996




                                                                                            1997             1996
                                                                                      ---------------- ----------------
ASSETS
Cash and due from banks .............................................................  $   4,322,571    $   4,583,678
Due from banks, interest-bearing ....................................................        183,511          299,494
Investment securities available for sale, at fair value .............................     23,846,794       25,220,437
Loans ...............................................................................    113,984,894      100,852,450
Less allowance for loan losses ......................................................      1,124,970        1,049,833
                                                                                       -------------    -------------
   Net loans ........................................................................    112,859,924       99,802,617
Premises and equipment, net .........................................................      2,343,737        2,117,249
Interest receivable .................................................................        930,503          857,794
Other assets ........................................................................      1,216,914          994,318
                                                                                       -------------    -------------
   Total assets .....................................................................  $ 145,703,954    $ 133,875,587
                                                                                       =============    =============
LIABILITIES
Deposits
 Demand, noninterest-bearing ........................................................  $  13,871,742    $  12,852,376
 Money market and NOW accounts ......................................................     28,569,039       24,112,851
 Savings accounts ...................................................................     31,870,829       27,706,578
 Time deposits, $100,000 and over ...................................................      9,045,532        6,502,755
 Other time deposits ................................................................     33,548,182       33,424,904
                                                                                       -------------    -------------
   Total deposits ...................................................................    116,905,324      104,599,464
Federal funds purchased and securities sold under repurchase agreements .............      5,447,330        8,156,145
Other short-term borrowed funds .....................................................      2,562,058        3,000,000
Long-term debt ......................................................................      7,574,509        6,265,660
Interest payable ....................................................................        171,031          176,042
Other liabilities ...................................................................        509,566          374,871
                                                                                       -------------    -------------
   Total liabilities ................................................................    133,169,818      122,572,182
Off balance sheet items, commitments and contingencies -- Note 11
SHAREHOLDERS' EQUITY
Common stock, $1.25 par value 6,000,000 shares authorized; shares issued and
 outstanding of 2,282,078 and 2,174,982, respectively ...............................      2,852,598        2,718,728
Additional paid-in capital ..........................................................      5,524,178        4,593,661
Undivided profits ...................................................................      3,838,263        3,738,055
Net unrealized gain on securities available for sale, net of related tax effect .....        319,097          252,961
                                                                                       -------------    -------------
   Total shareholders' equity .......................................................     12,534,136       11,303,405
                                                                                       -------------    -------------
   Total liabilities and shareholders' equity .......................................  $ 145,703,954    $ 133,875,587
                                                                                       =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


                       CONSOLIDATED STATEMENTS OF INCOME


                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                                                                  1997            1996            1995
                                                                            --------------- ---------------- --------------
INTEREST INCOME
 Loans, including fees ....................................................  $  9,377,504     $  8,551,597    $ 7,421,870
 Investment securities
   U. S. Treasury .........................................................       287,738          342,402        440,340
   U. S. Government agencies and corporations .............................       906,045          700,636        633,859
   State and political subdivisions .......................................       340,017          349,680        354,157
   Other ..................................................................        72,747           52,633         46,600
 Short-term investments ...................................................        34,391           43,371         16,592
                                                                             ------------     ------------    -----------
    Total interest income .................................................    11,018,442       10,040,319      8,913,418
                                                                             ------------     ------------    -----------
INTEREST EXPENSE
 Time deposits, $100,000 and over .........................................       432,098          314,446        288,461
 Other interest-bearing deposits ..........................................     3,538,597        3,371,130      3,036,683
 Federal funds purchased and securities sold under repurchase agreements ..       255,575          345,622        290,027
 Other short-term borrowed funds ..........................................       177,689           49,047         24,978
 Long-term debt ...........................................................       474,818          431,176        411,186
                                                                             ------------     ------------    -----------
    Total interest expense ................................................     4,878,777        4,511,421      4,051,335
                                                                             ------------     ------------    -----------
NET INTEREST INCOME .......................................................     6,139,665        5,528,898      4,862,083
Provision for loan losses .................................................       183,300          136,845         77,346
                                                                             ------------     ------------    -----------
Net interest income after provision for loan losses .......................     5,956,365        5,392,053      4,784,737
                                                                             ------------     ------------    -----------
NONINTEREST INCOME
 Service charges on deposit accounts ......................................       911,106          901,360        774,783
 Other service fees and commissions .......................................       482,653          390,854        354,063
 Gains on securities sold .................................................        22,965           29,367         57,985
 Other income (expense) ...................................................        74,416           39,626         (4,141)
                                                                             ------------     ------------    -----------
    Total noninterest income ..............................................     1,491,140        1,361,207      1,182,690
                                                                             ------------     ------------    -----------
NONINTEREST EXPENSE
 Salaries and employee benefits ...........................................     2,920,471        2,542,272      2,266,308
 Net occupancy expense ....................................................       262,287          221,036        211,870
 Equipment expense ........................................................       412,405          432,837        411,023
 Data processing costs ....................................................       496,194          493,139        481,348
 Other operating expense ..................................................     1,630,332        1,587,867      1,617,462
                                                                             ------------     ------------    -----------
    Total noninterest expenses ............................................     5,721,689        5,277,151      4,988,011
                                                                             ------------     ------------    -----------
Income before income taxes ................................................     1,725,816        1,476,109        979,416
Income taxes ..............................................................       539,896          450,720        198,357
                                                                             ------------     ------------    -----------
NET INCOME ................................................................  $  1,185,920     $  1,025,389    $   781,059
                                                                             ============     ============    ===========
NET INCOME PER COMMON SHARE
 Basic ....................................................................  $        .26     $        .22    $       .17
 Assuming dilution ........................................................           .25              .22    $       .17
WEIGHTED AVERAGE SHARES OUTSTANDING
 Basic ....................................................................     4,560,506        4,585,018      4,619,056
 Assuming dilution ........................................................     4,663,804        4,585,018      4,619,056

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995






                                               COMMON STOCK                                            NET
                                        ---------------------------  ADDITIONAL                     UNREALIZED
                                                                       PAID-IN       UNDIVIDED      GAIN (LOSS)
                                            SHARES        AMOUNT       CAPITAL        PROFITS      ON SECURITIES      TOTAL
                                        ------------- ------------- ------------- --------------- -------------- ---------------
BALANCE AT JANUARY 1, 1995 ............   2,114,134    $2,642,668    $4,376,183    $  3,130,525     $ (425,634)    $ 9,723,742
Net income ............................          --            --            --         781,059             --         781,059
Common stock issued pursuant to:
  3% stock dividend ...................      61,465        76,831       277,207        (354,038)            --              --
  Stock options exercised .............      32,123        40,154        49,338              --             --          89,492
Repurchases of common stock ...........     (83,723)     (104,654)     (374,968)             --             --        (479,622)
Dividends paid--$.09 per share ........          --            --            --        (189,617)            --        (189,617)
Increase in investment in
  unconsolidated subsidiary ...........          --            --        48,800              --             --          48,800
Net increase in fair value of
  securities available for sale .......          --            --            --              --        938,827         938,827
                                          ---------    ----------    ----------    ------------     ----------     -----------
BALANCE AT DECEMBER 31, 1995 ..........   2,123,999     2,654,999     4,376,560       3,367,929        513,193      10,912,681
Net income ............................          --            --            --       1,025,389             --       1,025,389
Common stock issued pursuant to:
  3% stock dividend ...................      62,698        78,372       360,514        (438,886)            --              --
  Stock options exercised .............      42,850        53,563       140,270              --             --         193,833
Repurchases of common stock ...........     (54,565)      (68,206)     (283,683)             --             --        (351,889)
Dividends paid--$.10 per share ........          --            --            --        (216,377)            --        (216,377)
Net decrease in fair value of
  securities available for sale .......          --            --            --              --       (260,232)       (260,232)
                                          ---------    ----------    ----------    ------------     ----------     -----------
BALANCE AT DECEMBER 31, 1996 ..........   2,174,982     2,718,728     4,593,661       3,738,055        252,961      11,303,405
Net income ............................          --            --            --       1,185,920             --       1,185,920
Common stock issued pursuant to:
  5% stock dividend ...................     107,962       134,953       944,667      (1,079,620)            --              --
  Stock options exercised .............       3,152         3,940        10,952              --             --          14,892
Repurchases of common stock ...........      (4,018)       (5,023)      (25,102)             --             --         (30,125)
 Dividends paid--fractional shares.....          --            --            --          (6,092)            --          (6,092)
Net increase in fair value of
  securities available for sale .......          --            --            --              --         66,136          66,136
                                          ---------    ----------    ----------    ------------     ----------     -----------
BALANCE AT DECEMBER 31, 1997 ..........   2,282,078    $2,852,598    $5,524,178    $  3,838,263     $  319,097     $12,534,136
                                          =========    ==========    ==========    ============     ==========     ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                                                      1997             1996             1995
                                                                                ---------------- ---------------- ---------------
OPERATING ACTIVITIES
 Net income ...................................................................  $   1,185,920    $   1,025,389    $     781,059
 Adjustments to reconcile net income to net cash provided by operations:
   Depreciation ...............................................................        257,360          235,280          212,378
   Accretion of security premiums .............................................        (10,524)         (17,959)         (39,471)
   Provision for loan losses ..................................................        183,300          136,845           77,346
   Deferred income tax expense ................................................          5,329          158,716           96,686
   Gain on sale of securities available for sale, net .........................        (22,965)         (29,367)         (57,985)
   Loss on disposals of premises and equipment ................................             --           14,752            4,098
   (Gain) loss on sale of foreclosed properties ...............................             --           (6,779)          31,393
 Net change in interest receivable ............................................        (72,709)           8,012          (54,395)
 Net change in other assets ...................................................       (222,596)          20,327          743,057
 Net change in interest payable ...............................................         (5,011)          11,477           17,044
 Net change in accrued and other liabilities ..................................         86,869           11,463          232,372
                                                                                 -------------    -------------    -------------
   Net cash provided by operating activities ..................................      1,384,973        1,568,156        2,043,582
                                                                                 -------------    -------------    -------------
INVESTING ACTIVITIES
 Net (increase) decrease in due from banks, interest-bearing ..................        115,983         (153,748)         (36,183)
 Proceeds from sales of securities available for sale .........................      3,339,581        7,198,862        7,652,006
 Proceeds from maturities of securities available for sale ....................      2,490,823          317,821        2,150,000
 Purchase of securities available for sale ....................................     (4,314,639)     (10,003,476)      (7,895,654)
 Net increase in loans made to customers ......................................    (13,289,105)     (10,090,781)     (10,734,869)
 Purchase of premises and equipment ...........................................       (483,848)        (269,979)        (229,779)
 Proceeds from sales of foreclosed properties .................................         48,498          130,691           24,900
                                                                                 -------------    -------------    -------------
   Net cash used by investing activities ......................................    (12,092,707)     (12,870,610)      (9,069,579)
                                                                                 -------------    -------------    -------------
FINANCING ACTIVITIES
 Net increase in deposit accounts .............................................     12,305,860        8,805,526        2,558,931
 Net increase (decrease) in federal funds purchased ...........................      1,400,000       (2,850,000)         550,000
 Net increase (decrease) in securities sold under repurchase agreements .......     (4,108,815)       3,693,805        4,462,339
 Net increase (decrease) in other short-term borrowed funds ...................       (437,942)       3,000,000               --
 Proceeds from long-term advances from Federal Home Loan Bank .................      2,000,000        2,000,000               --
 Repayment of long-term advances from Federal Home Loan Bank ..................       (691,151)      (1,696,552)        (624,138)
 Repurchases of common stock ..................................................        (30,125)        (351,889)        (479,622)
 Proceeds from issuance of common stock .......................................         14,892          193,833           89,492
 Dividends paid ...............................................................         (6,092)        (216,377)        (189,617)
                                                                                 -------------    -------------    -------------
   Net cash provided by financing activities ..................................     10,446,627       12,578,346        6,367,385
                                                                                 -------------    -------------    -------------
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS ................................       (261,107)       1,275,892         (658,612)
 Cash and due from banks at beginning of year .................................      4,583,678        3,307,786        3,966,398
                                                                                 -------------    -------------    -------------
 Cash and due from banks at end of year .......................................  $   4,322,571    $   4,583,678    $   3,307,786
                                                                                 =============    =============    =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Interest paid ................................................................  $   4,883,788    $   4,499,944    $   4,034,292
 Income taxes paid ............................................................        539,878          457,000            6,000
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
 Foreclosure of collateral in partial satisfaction of debt ....................         48,498          123,912               --
 Increase (decrease) in fair value of securities available for sale, net of deferred taxes (benefit); 1997 -- $42,497, 1996--$(167,219),
   1995 -- $603,268 ...........................................................         66,136         (260,232)         938,827
 Increase in investment accounted for using the equity method, net of
   deferred tax of $31,200 ....................................................             --               --           48,800
 Stock dividends 1997 -- 107,962 shares; 1996 -- 62,698 shares;
   1995 -- 61,465 shares ......................................................      1,079,620          438,886          354,038

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS

     Uwharrie Capital Corp ("the Company") was incorporated under North Carolina law for the purpose of becoming the holding company for Bank of Stanly ("the Bank"). Regulatory approval was initially sought in March 1993, and was subsequently received. On July 1,1993, the Bank became a wholly-owned subsidiary of the Company whereby the common stock of the Bank was deemed shares of the Company.

     Bank of Stanly was incorporated on September 28, 1983, under the laws of the State of North Carolina and began operations on January 26, 1984, in Albemarle, North Carolina. Deposits with the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"); thus, the Bank is under regulation of both the FDIC and the North Carolina State Banking Commission. Through its five branch locations in Stanly County, the Bank provides a wide range of deposit accounts, commercial, consumer, home equity and residential mortgage loans, safe deposit boxes and automated banking.

     In 1987, the Bank established a wholly-owned subsidiary, BOS Agency, Inc. ("BOS Agency"), which engages in investment and insurance product sales. In 1989, the Bank established a second wholly-owned subsidiary, BOS Financial Corporation, for the purpose of conducting business as a broker/dealer in securities. During 1993, BOS Financial Corporation changed its name to The Strategic Alliance Corporation ("Strategic Alliance") and was licensed as a broker/dealer by the National Association of Securities Dealers.


     BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accounting and reporting policies of the Bank conform to generally accepted accounting principles and general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.


     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiaries, BOS Agency and Strategic Alliance. All significant intercompany transactions and balances have been eliminated in consolidation.


     CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the caption "cash and due from banks." From time to time, the Bank may have deposits in excess of insurance coverage at other institutions.


     SECURITIES HELD TO MATURITY

     Securities classified as held to maturity are debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.


     SECURITIES AVAILABLE FOR SALE

     Securities classified as available for sale are those debt and equity securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital consideration, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

     LOANS

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.


     FORECLOSED REAL ESTATE

     Real estate properties acquired through foreclosure or other proceedings is initially recorded at fair value upon foreclosure, establishing a new cost basis. After foreclosure, valuations are performed and the foreclosed property is adjusted to the lower of cost or fair market value of the properties, less costs to sell. Any write-down at the time of transfer to foreclosed properties is charged to the allowance for loan losses. Subsequent write-downs are charged to other expenses. Property is evaluated regularly to ensure that the recorded amount is supported by its current fair market value.


     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Additions and major replacements or betterments which extend the useful lives of premises and equipment are capitalized. Maintenance, repairs and minor improvements are expensed as incurred. Depreciation is computed principally by the straight-line method over estimated useful lives, except in the case of leasehold improvements, which are amortized over the term of the leases, if shorter. Useful lives range from five years for furniture and fixtures to ten to thirty years for leasehold improvements and buildings, respectively. Upon retirement or other disposition of the assets, the cost and the related accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.


     STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The Company currently accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Since the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, it has elected only to comply with the disclosure requirements set forth in the Statement, which includes disclosing pro forma net income as if the fair value based method of accounting had been applied. (See Note 14.)


     INCOME TAXES

     The Company and its subsidiaries file a consolidated Federal income tax return and separate North Carolina income tax returns. The provision for income taxes in the accompanying financial statements is provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES -- (Continued)

allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.


     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial Accounting Standards Board Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying market value nor liquidation value of the Company.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   CARRYING AMOUNTS APPROXIMATE FAIR VALUES for the following instruments:
     Cash and cash equivalents
     Accrued interest receivable and payable
     Variable rate loans that reprice frequently where no significant change in credit risk has occurred
     Variable rate money market, demand, NOW and savings accounts
     Variable rate time deposits
     Federal funds purchased and securities sold under repurchase agreements Short-term borrowed funds

     QUOTED MARKET PRICES, where available, or if not available, based on quoted market prices of comparable instruments for the following:
     Securities available for sale

     DISCOUNTED CASH FLOWS using interest rates currently being offered on instruments with similar terms and with similar credit quality:
     Long-term debt
     All loans, except variable rate loans described above
     Fixed rate time deposits


     INVESTMENT IN JOINT VENTURE

     During 1992, the Company entered into a joint venture agreement to form Corporate Data Services, Inc. ("CDS"), a company that provides operations and data processing services for community banks. The Company had a 50% ownership interest at December 31, 1997 and 1996. The Company utilizes the equity method to account for its ownership in the joint venture.


NOTE 2 -- EARNINGS PER COMMON SHARE

     Effective with periods ended December 31, 1997, the Company has implemented Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". This Statement simplifies the standards for computing earnings per share previously found in Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share", and makes them comparable to international earnings per share ("EPS") standards. It replaces the presentation of primary EPS with the presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and the denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and it is

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 2 -- EARNINGS PER COMMON SHARE -- (Continued)

computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     SFAS No. 128 requires restatement of earnings per share data for all prior periods presented. For 1996 and 1995, basic and diluted earnings per share are the same amounts because the dilutive effect of stock options is not significant.

     On July 21, 1998, the Company's Board of Directors declared a two-for-one stock split, effected in the form of a dividend, whereby all shareholders will receive an additional share of common stock for each share of stock currently held. The dividend is payable on August 20, 1998 to shareholders of record on August 4, 1998. All information presented in the consolidated financial statements regarding earnings per share and weighted average number of shares outstanding has been computed giving effect to this stock dividend, and, where applicable, to the 5% stock dividend paid in 1997 and to the 3% stock dividend paid in 1996 and 1995.

     Basic and diluted earnings per share have been computed based upon net income as presented in the accompanying consolidated statements of income divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below.



                                                                             1997        1996       1995
                                                                         ----------- ----------- ----------
    Weighted average number of common shares used in computing basic
     earnings per share ................................................  4,560,506  4,585,018   4,619,056
    Effect of dilutive stock options ...................................    103,298     N/A         N/A
                                                                          ---------  ---------   ---------
    Weighted average number of common shares and dilutive potential
     common shares used in computing diluted earnings per share ........  4,663,804  4,585,018   4,619,056
                                                                          =========  =========   =========


NOTE 3 -- SECURITIES

     Carrying amounts and fair values of securities available for sale are summarized below:



                                                                       GROSS        GROSS
                                                       AMORTIZED    UNREALIZED   UNREALIZED       FAIR
DECEMBER 31, 1997                                        COST          GAINS       LOSSES         VALUE
--------------------------------------------------- -------------- ------------ ------------ --------------
    U.S. Treasury securities ......................  $  4,990,027   $  20,263     $     --    $ 5,010,290
    U.S. Government agencies and corporations .....     1,003,542          --       10,302        993,240
    State and political subdivisions ..............     5,434,737     357,607           --      5,792,344
    Mortgage-backed securities ....................    10,835,374     136,571           --     10,971,945
                                                     ------------   ---------     --------    -----------
      Total debt securities .......................    22,263,680     514,441       10,302     22,767,819
    FHLB and other stock ..........................     1,058,973      20,002           --      1,078,975
                                                     ------------   ---------     --------    -----------
    Total securities available for sale ...........  $ 23,322,653   $ 534,443     $ 10,302    $23,846,794
                                                     ============   =========     ========    ===========

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- SECURITIES -- (Continued)


                                                                       GROSS        GROSS
                                                       AMORTIZED    UNREALIZED   UNREALIZED       FAIR
DECEMBER 31, 1996                                        COST          GAINS       LOSSES         VALUE
--------------------------------------------------- -------------- ------------ ------------ --------------
    U.S. Treasury securities ......................  $  3,980,298   $  18,860     $     --    $ 3,999,158
    U.S. Government agencies and corporations .....     2,005,132          --       18,412      1,986,720
    State and political subdivisions ..............     5,490,780     328,619           --      5,819,399
    Mortgage-backed securities ....................    12,025,046      78,766           --     12,103,812
                                                     ------------   ---------     --------    -----------
      Total debt securities .......................    23,501,256     426,245       18,412     23,909,089
    FHLB and other stock ..........................     1,303,673       7,675           --      1,311,348
                                                     ------------   ---------     --------    -----------
    Total securities available for sale ...........  $ 24,804,929   $ 433,920     $ 18,412    $25,220,437
                                                     ============   =========     ========    ===========

     At December 31, 1997 and 1996, there were no debt securities being held to maturity.

     An analysis of the unrealized holding gain (loss) and the related income tax effect for the years ended December 31, 1997 and 1996 is as follows:



                                                                                                    NET INCREASE
                                                         UNREALIZED       DEFERRED INCOME TAX      (DECREASE) IN
                                                    HOLDING GAIN (LOSS)    ASSET (LIABILITY)    SHAREHOLDERS' EQUITY
                                                   --------------------- --------------------- ---------------------
   Balance, December 31, 1995 ....................      $  842,959            $  (329,766)          $  513,193
     Increase (decrease) in valuation allowance ..        (427,451)               167,219             (260,232)
                                                        ----------            -----------           ----------
   Balance, December 31, 1996 ....................         415,508               (162,547)             252,961
     Increase (decrease) in valuation allowance ..         108,633                (42,497)              66,136
                                                        ----------            -----------           ----------
   Balance, December 31, 1997 ....................      $  524,141            $  (205,044)          $  319,097
                                                        ==========            ===========           ==========

     The amortized cost and fair value of debt securities available for sale at December 31, 1997, by contractual maturities, are as follows:



                                                      AFTER          AFTER
                                      IN ONE        ONE YEAR      FIVE YEARS        AFTER
                                       YEAR          THROUGH        THROUGH          TEN
AMORTIZED COST                        OR LESS      FIVE YEARS      TEN YEARS        YEARS          TOTAL
--------------------------------- -------------- -------------- -------------- -------------- --------------
U.S. Treasury ...................  $ 1,996,626    $ 2,993,401    $        --    $        --    $  4,990,027
U.S. Agency .....................           --      1,003,542             --             --       1,003,542
State and political .............       75,084        983,384      4,251,269        125,000       5,434,737
Mortgage-backed securities ......       15,121        969,997      5,355,418      4,494,838      10,835,374
                                   -----------    -----------    -----------    -----------    ------------
Total ...........................  $ 2,086,831    $ 5,950,324    $ 9,606,687    $ 4,619,838    $ 22,263,680
                                   ===========    ===========    ===========    ===========    ============
FAIR VALUE
----------------------------------
U.S. Treasury ...................  $ 1,991,870    $ 3,018,420    $        --    $        --    $  5,010,290
U.S. Agency .....................           --        993,240             --             --         993,240
State and political .............       75,976      1,033,802      4,551,077        131,489       5,792,344
Mortgage-backed securities ......       15,167        998,080      5,418,180      4,540,518      10,971,945
                                   -----------    -----------    -----------    -----------    ------------
Total ...........................  $ 2,083,013    $ 6,043,542    $ 9,969,257    $ 4,672,007    $ 22,767,819
                                   ===========    ===========    ===========    ===========    ============

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 3 -- SECURITIES -- (Continued)


                                             AFTER        AFTER
                                 IN ONE    ONE YEAR    FIVE YEARS    AFTER
WEIGHTED AVERAGE                  YEAR      THROUGH      THROUGH      TEN
PERCENTAGE YIELDS               OR LESS   FIVE YEARS    TEN YEARS    YEARS     TOTAL
------------------------------ --------- ------------ ------------ -------- ----------
  U.S. Treasury .............. 5.36 %    6.37 %         --%          --%    5.96 %
  U.S. Agency ................  --        5.47          --           --     5.47
  State and political (1) .... 9.84      10.15        9.07         8.15     9.25
  Mortgage-backed securities . 7.28       8.03        6.91         7.11     7.09
                               ----      -----        ----         ----     ----
  Total ...................... 5.54 %    7.11 %       7.86 %       7.13 %   7.29 %
                               =======   ==========   ==========   ======   ========

---------
(1) Yield on tax exempt bonds computed on a tax-equivalent basis.

     Results from sales of securities available for sale for the years ended December 31, 1997, 1996 and 1995 are as follows:



                                        1997           1996           1995
                                   -------------- -------------- --------------
  Gross proceeds from sales ......  $ 3,339,581    $ 7,198,862    $ 7,652,006
  Realized gains from sales ......  $    22,965    $    41,098    $    60,656
  Realized losses from sales .....           --        (11,731)        (2,671)
                                    -----------    -----------    -----------
  Net realized gains .............  $    22,965    $    29,367    $    57,985
                                    ===========    ===========    ===========

     At December 31, 1997 and 1996, securities available for sale with a carrying amount of $10,312,546 and $10,863,459, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.


NOTE 4 -- LOANS

     The composition of net loans as of December 31, 1997 and 1996 is as follows:



                                      1997             1996
                               ----------------- ---------------
  Commercial .................   $  15,674,015    $ 13,647,142
  Real estate -- construction        3,840,467       3,716,121
  Real estate -- residential .      58,824,912      51,321,091
  Real estate -- commercial ..      24,102,199      21,200,977
  Consumer ...................      11,451,481      10,889,647
  Other ......................         100,068         112,378
                                 -------------    ------------
                                   113,993,142     100,887,356
  Deduct:
  Allowance for loan losses ..      (1,124,970)     (1,049,833)
  Unearned net loan fees .....          (8,248)        (34,906)
                                 -------------    ------------
  Loans, net .................   $ 112,859,924    $ 99,802,617
                                 =============    ============

     Although the Bank's loan portfolio is diversified, there is a concentration of mortgage real estate loans, primarily one to four family residential mortgage loans, which represent 51.6% of the total loan portfolio at December 31, 1997. Commercial loans, secured primarily by real estate, to finance manufacturing buildings, shopping center locations, commercial buildings and equipment comprise 21.1% of total loans at December 31, 1997. There is not a concentration of a particular type of credit in this group of commercial loans.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 4 -- LOANS -- (Continued)

     An analysis of fixed-rate loan maturities and repricing frequencies of variable-rate loans as of December 31, 1997 follows:


          FIXED-RATE LOANS WITH A MATURITY OF:
           Three months or less ........................  $   2,507,312
           Over three months through twelve months .....      6,890,639
           Over one year through five years ............     18,679,583
           Over five years .............................     22,337,070
                                                          -------------
           Total fixed-rate loans ......................     50,414,604
                                                          -------------
          VARIABLE-RATE LOANS WITH A REPRICING FREQUENCY OF:
           Three months or less ........................     60,972,944
           Over three months through twelve months .....      2,169,395
           Over one year through five years ............        427,951
           Over five years .............................             --
                                                          -------------
           Total variable-rate loans ...................     63,570,290
                                                          -------------
           Total loans .................................  $ 113,984,894
                                                          =============

     Impaired loans consist of nonaccrual loans which totaled $322,567 and $331,738 at December 31, 1997 and 1996, respectively, which had the effect of reducing net income $7,440 in 1997 and $14,815 in 1996. When loans exceed 90 days past due, they are placed in nonaccrual status. At December 31, 1997 and 1996, loans past due 90 days totaled $9,000 and $57,000, respectively. At December 31, 1997 and 1996, the Company did not have any loans for which terms had been modified in troubled debt restructuring.

     The Company's loan policies are written to address each lending category, specifically related to loan-to-value ratios and collateralization methods. This takes into consideration economic and credit risk of lending areas and customers associated with each category.


NOTE 5 -- ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses for the years ended December 31, 1997, 1996 and 1995 are listed below:



                                              1997           1996          1995
                                         -------------- -------------- ------------
  Balance, beginning of year ...........  $ 1,049,833    $   975,475    $ 922,409
                                          -----------    -----------    ---------
  CHARGE OFFS:
  Commercial ...........................       53,900          2,200           --
  Real estate ..........................       16,300         13,000           --
  Consumer .............................       70,027         60,425       60,063
                                          -----------    -----------    ---------
  Total charge-offs ....................      140,227         75,625       60,063
                                          -----------    -----------    ---------
  RECOVERIES:
  Commercial ...........................           --             --        1,000
  Real estate ..........................           --             --        6,000
  Consumer .............................       32,064         13,138       28,783
                                          -----------    -----------    ---------
  Total recoveries .....................       32,064         13,138       35,783
                                          -----------    -----------    ---------
  Net charge-offs ......................      108,163         62,487       24,280
  Provision charged against income .....      183,300        136,845       77,346
                                          -----------    -----------    ---------
  Balance, end of year .................  $ 1,124,970    $ 1,049,833    $ 975,475
                                          ===========    ===========    =========

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5 -- ALLOWANCE FOR LOAN LOSSES -- (Continued)

     Ratios relative to the allowance for loan losses, nonperforming loans and net charge-offs for the years ended December 31, 1997, 1996, and 1995 are reflected below:



                                                                         1997        1996         1995
                                                                      ---------   ----------   ----------
          Allowance for loan losses to total loans ................       .99%        1.04%        1.07%
          Allowance for loan losses to non-performing loans .......    348.8        316.5        541.7
          Nonperforming loans to average loans ....................       .30          .34          .22
          Net charge-offs to gross loans outstanding ..............       .09          .06          .03

     The method used for rating the loan portfolio provides for early detection of problem loans, and an adequate loan loss provision is established quarterly for loans considered to be loss, doubtful and substandard. This identification process begins with loans previously identified by examiners and also includes loans from management's assessment of credit reviews, payment history, loan to value ratio and weakness in credit. Changes in the ratio of the allowance for loans losses to total loans and nonperforming loans reflects this assessment.

     The allocation of the allowance for loan losses applicable to each category of loans at December 31, 1997 and 1996 is presented below:



                                                 1997                            1996
                                    ------------------------------- ------------------------------
                                                      PERCENT OF                      PERCENT OF
                                                     EACH CATEGORY                  EACH CATEGORY
                                        AMOUNT      TO TOTAL LOANS      AMOUNT      TO TOTAL LOANS
                                    -------------- ---------------- -------------- ---------------
     Commercial ...................  $    36,974           14%       $    44,932          14%
     Real estate -- construction ..           --            3%                --           4%
     Real estate -- mortgage ......      221,645           73%           212,780          72%
     Consumer .....................       18,480           10%             6,002          10%
     Unallocated ..................      847,871         N/A             786,119         N/A
                                     -----------         ----        -----------         ---
     Total ........................  $ 1,124,970          100%       $ 1,049,833         100%
                                     ===========         ====        ===========         ===

NOTE 6 -- PREMISES AND EQUIPMENT

     The major classes of premises and equipment and the total accumulated depreciation at December 31, 1997 and 1996 are listed below:



                                      1997           1996
                                 -------------- --------------
  Land .........................  $   418,987    $   341,686
  Buildings and improvements ...    1,991,372      1,865,538
  Furniture and equipment ......    1,862,569      1,616,309
                                  -----------    -----------
                                    4,272,928      3,823,533
  Less accumulated depreciation     1,929,191      1,706,284
                                  -----------    -----------
                                  $ 2,343,737    $ 2,117,249
                                  ===========    ===========

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 7 -- DEPOSITS
     The composition of deposits at December 31, 1997 and 1996 is as follows:



                                                         1997                          1996
                                                   ---------------               ---------------
     Demand deposits ...........................    $ 13,871,742     12 %         $ 12,852,376     12 %
     Money market and NOW accounts .............      28,569,039       24           24,112,851       23
     Savings ...................................      31,870,829       27           27,706,578       27
     Time deposits, $100,000 and over ..........       9,045,532        8            6,502,755        6
     Other time deposits .......................      33,548,182       29           33,424,904       32
                                                    ------------                  ------------
                                                    $116,905,324     100%         $104,599,464     100%
                                                    ============                  ============

     The maturities of fixed-rate time deposits at December 31, 1997 are reflected in the table below.



                                              TIME DEPOSITS       OTHER TIME
REMAINING MATURITIES                        $100,000 AND OVER      DEPOSITS
------------------------------------------ ------------------- ---------------
     Three months or less ................     $ 3,861,919      $ 11,010,298
     Three through twelve months .........       3,480,991        16,424,627
     Over twelve months ..................       1,702,622         6,113,257
                                               -----------      ------------
     Total ...............................     $ 9,045,532      $ 33,548,182
                                               ===========      ============

NOTE 8 -- SHORT-TERM BORROWED FUNDS



                                                                          1997                         1996
                                                               ---------------------------   -------------------------
AT YEAR-END                                                        AMOUNT          RATE          AMOUNT         RATE
------------------------------------------------------------   --------------   ----------   --------------   --------
     Federal funds purchased ...............................    $ 1,400,000     8.00%         $        --       --%
     Securities sold under agreement to repurchase .........      4,047,330     4.46            8,156,145     4.16
     Master notes ..........................................      2,562,058     4.42                   --
     Short-term advances from FHLB .........................             --       --            3,000,000     5.45
                                                                -----------                   -----------
                                                                $ 8,009,388     5.06 %        $11,156,145     4.51 %
                                                                ===========                   ===========


                                                                          1997                         1996
                                                               --------------------------   --------------------------
AVERAGE FOR THE YEAR                                               AMOUNT         RATE          AMOUNT         RATE
------------------------------------------------------------   -------------   ----------   -------------   ----------
     Federal funds purchased ...............................    $1,058,900     5.92%         $1,556,126         5.68%
     Securities sold under agreement to repurchase .........     4,553,482     4.24           5,763,748         4.46
     Master notes ..........................................       907,920     4.36                  --           --
     Short-term advances from FHLB .........................     2,415,395     5.65             866,667         5.66
                                                                ----------                   ----------
                                                                $8,935,697     4.83%         $8,186,541         4.82%
                                                                ==========                   ==========
     MAXIMUM MONTH-END BALANCE
-------------------------------------------------------------
     Federal funds purchased ...............................    $5,725,000                   $4,675,000
     Securities sold under agreement to repurchase .........     5,998,530                    8,156,145
     Master notes ..........................................     2,658,883                           --
     Short-term advances from FHLB .........................     8,400,000                    3,000,000

     Federal funds purchased represent unsecured overnight borrowings from other financial institutions. Securities sold under agreement to repurchase represent short-term borrowings collateralized by securities of the United States government or its agencies.

     Additionally, the Bank had available unused lines of credit for federal funds in the amount of $9,000,000 at December 31, 1997.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 9 -- LONG-TERM DEBT
     Advances from the Federal Home Loan Bank of Atlanta ("FHLB") with original maturities of one year or more consist of the following at December 31, 1997 and 1996:



   MATURING
     YEAR
    ENDING          INTEREST
  DECEMBER 31       RATE(%)           1997             1996
--------------   -------------   --------------   --------------
     1998        5.40 - 6.94      $ 2,599,252      $   621,552
     1999        6.07 - 6.94        1,574,252        1,596,552
     2000        6.41 - 6.94          471,552          571,552
     2001        5.80 - 6.94        1,421,552          471,552
     2002        6.41 - 6.94          371,552               --
  Thereafter     6.41 - 7.53        1,136,349        3,004,452
                                  -----------      -----------
                                  $ 7,574,509      $ 6,265,660
                                  ===========      ===========

     Pursuant to collateral agreements with the FHLB, advances are collateralized by all the Company's stock in FHLB and its qualifying first mortgage loans with principal balances of $48,915,854 and $43,456,511 at December 31, 1997 and 1996, respectively. Total credit available from the FHLB for short- or long-term borrowing at December 31, 1997 was $30,000,000.


NOTE 10 -- INCOME TAX MATTERS

     The components of income tax expense for the years ended December 31 are summarized as follows:



                                   1997        1996        1995
                               ----------- ----------- -----------
  Current tax expense ........  $ 534,567   $ 292,004   $ 101,671
  Deferred tax expense .......      5,329     158,716      96,686
                                ---------   ---------   ---------
                                $ 539,896   $ 450,720   $ 198,357
                                =========   =========   =========

     The effective income tax rates for 1997 and 1996 were 31.3% and 30.5%, respectively. The reasons for the differences between the effective rates and income taxes computed at the statutory federal income tax rate of 34% for each of those years are as follows:



                                                  1997          1996          1995
                                             ------------- ------------- -------------
  Income taxes at statutory federal rate ...  $  586,777    $  501,876    $  333,002
  Increases (decreases) resulting from:
  Tax exempt interest, net .................    (133,013)     (114,380)     (106,748)
  State income taxes, net of federal benefit      68,432        38,085            --
  Other ....................................      17,700        25,139       (27,897)
                                              ----------    ----------    ----------
                                              $  539,896    $  450,720    $  198,357
                                              ==========    ==========    ==========

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10 -- INCOME TAX MATTERS -- (Continued)

     Deferred tax assets and liabilities arising from temporary differences at December 31, 1997 and 1996 are summarized as follows:



                                                                 1997         1996
                                                             ------------ ------------
          Deferred tax assets relating to:
            Bad debt reserves ..............................  $  351,135   $  311,784
            Deferred compensation ..........................      35,226       16,112
            Other ..........................................          --        3,589
                                                              ----------   ----------
    Total deferred tax asset ...............................     386,361      331,485
                                                              ----------   ----------
          Deferred tax liabilities relating to:
            Net unrealized gain on securities available for sale(205,044)    (162,547)
            Depreciation ...................................     (46,762)     (46,618)
            Deferred loans fees and costs ..................    (137,244)     (87,513)
            Basis difference in equity investment ..........     (31,200)     (31,200)
            Other ..........................................     (10,330)          --
                                                              ----------   ----------
    Total deferred tax liability ...........................    (430,580)    (327,878)
                                                              ----------   ----------
    Net deferred tax asset (liability) .....................  $  (44,219)  $    3,607
                                                              ==========   ==========

The net deferred tax asset or liability is included in other assets or liabilities, as appropriate, on the accompanying consolidated balance sheets.


NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit and standby letters of credit. These instruments involve elements of credit risk in excess of amounts recognized in the accompanying financial statements.

     The Bank's risk of loss with the unfunded loans and lines of credit or standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments under such instruments as it does for on-balance sheet instruments. The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, real estate and time deposits with financial institutions. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Credit card commitments are unsecured. As of December 31, 1997 and 1996, outstanding financial instruments whose contract amounts represent credit risk were as follows:



                                          1997           1996
                                     -------------- --------------
  Commitments to extend credit .....  $14,476,645    $13,108,188
  Credit card commitments ..........    3,086,572      1,913,015
  Standby letters of credit ........      763,388        348,388
                                      -----------    -----------
                                      $18,326,605    $15,369,591
                                      ===========    ===========

     CONTINGENCIES

     In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 11 -- COMMITMENTS AND CONTINGENCIES -- (Continued)

     FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

     The Bank makes commercial, agricultural, real estate mortgage, home equity and consumer loans primarily in Stanly County. A substantial portion of the Bank's customers' abilities to honor their contracts is dependent on the business economy in Albemarle, North Carolina and surrounding areas. Although the Bank's loan portfolio is diversified, there is a concentration of mortgage loans in the portfolio. The Bank's policies for real estate lending require collateralization with 20% equity or that the loan be underwritten to conform to Fannie-Mae guidelines that would allow securitization and/or sale of the loans. Lending policy for all loans requires that they be supported by sufficient cash flows. Credit losses related to this real estate concentration are consistent with credit losses experienced in the portfolio as a whole.


NOTE 12 -- RELATED PARTY TRANSACTIONS

     In the normal course of business, certain directors and executive officers of the Company, including their immediate families and companies in which they have a 10% or more beneficial interest, were loan customers. Loans to such groups totaled $5,621,593 and $2,727,314 at December 31, 1997 and 1996 as summarized below.



                                         1997           1996
                                    -------------- --------------
  Balance, beginning ..............  $  2,727,314   $  4,234,445
  Loans made ......................     9,445,168      7,771,662
  Payments received ...............    (6,892,743)    (7,976,645)
  Changes in composition ..........       341,854     (1,302,148)
                                     ------------   ------------
  Balance, ending .................  $  5,621,593   $  2,727,314
                                     ============   ============

At December 31, 1997, the Bank had pre-approved but unused credit lines totaling $470,775 to executive officers, directors and their affiliates.


NOTE 13 -- REGULATORY RESTRICTIONS

     The Company and its subsidiary, Bank of Stanly, are subject to certain requirements imposed by state and federal banking statutes and regulations. These requirements, among other things, establish minimum levels of capital, restrict the amount of dividends that may be distributed, and require that reserves on deposit liabilities be maintained in the form of vault cash or noninterest-bearing deposits with the Federal Reserve Bank.

     North Carolina law prohibits Uwharrie Capital Corp from making any distributions to shareholders, including the payment of cash dividends, which would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. At December 31, 1997, Uwharrie Capital Corp had consolidated shareholders' equity of $12,534,136.

     As a North Carolina banking corporation, the subsidiary bank may pay dividends only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. As of December 31, 1997, the Bank had undivided profits of $5,769,268 and total capital of $12,409,047.

     The Company and its subsidiary bank are subject to federal regulatory risk-based capital guidelines for banks and bank holding companies. Both must meet specific capital guidelines that involve quantitative measure of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices which measure Total and Tier 1 Capital to risk- weighted assets and Tier 1 Capital to average assets. Quantitative measures established by regulation to ensure capital adequacy and the Company's consolidated capital ratios are set forth in the table below. The Company expects to meet

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13 -- REGULATORY RESTRICTIONS -- (Continued)

or exceed these minimums without altering current operations or strategy. The following table presents certain measures of the Company's regulatory capital at the dates indicated together with the levels required to be considered "adequately capitalized" and "well capitalized" under current regulatory guidelines:



                                                           ADEQUATELY      WELL
                                                ACTUAL    CAPITALIZED   CAPITALIZED
                                              ---------- ------------- ------------
        As of December 31, 1997:
        Total Capital (to risk weighted assets)   13.6%       8%             10%
        Tier 1 Capital (to risk weighted assets)  12.5        4               6
        Tier 1 Capital (to average assets) ..      8.4        4               5
        As of December 31, 1996:
        Total Capital (to risk weighted assets)   14.0%       8%             10%
        Tier 1 Capital (to risk weighted assets)  12.8        4               6
        Tier 1 Capital (to average assets) ..      8.2        4               5

     As of December 31, 1997, the most recent notification from the FDIC categorized the bank subsidiary as adequately capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

     For the reserve maintenance period in effect at December 31, 1997, the subsidiary bank was required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank in the aggregate amount of $925,000 as reserves on deposit liabilities.


NOTE 14 -- STOCK MATTERS

     EMPLOYEE STOCK PLANS

     During 1996, the Company adopted the 1996 Employment Stock Option Plan ("SOP") and the Employee Stock Purchase Plan ("SPP"), under which options to purchase shares of the Company's common stock may be granted to officers and eligible employees. Options granted under the SOP are exercisable in established increments according to vesting schedules, and will expire if not exercised within ten years of the date of grant. Options granted under the SPP are fully vested at the date of grant and will expire if not exercised within two years.

     Under a prior Incentive Stock Option Plan, various grants were awarded during the period from October 1985 through January 1990. All remaining unexercised options under that plan were exercised in either 1997 or 1996.

     Activity under all option plans, including the effects of the 5% stock dividend issued in 1997 and the 3% stock dividends issued in 1996 and 1995, are as follows:



                                                                1997                   1996                  1995
                                                       ---------------------- ---------------------- ---------------------
                                                                    WEIGHTED               WEIGHTED               WEIGHTED
                                                                     AVERAGE                AVERAGE               AVERAGE
                                                        NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                                          SHARES      PRICE      SHARES      PRICE      SHARES     PRICE
                                                       ----------- ---------- ----------- ---------- ----------- ---------
Options outstanding at the beginning of the year .....   140,820    $  5.80      38,941    $  4.28      69,928    $  3.67
Increase for stock dividend ..........................     6,964         --          42         --       1,136         --
Options granted ......................................    47,220       7.31     144,687       5.83          --
Options exercised ....................................    (3,152)      4.72     (42,850)      4.52     (32,123)      2.79
                                                         -------    -------     -------    -------     -------    -------
Options outstanding at the end of the year ...........   191,852    $  5.86     140,820    $  5.80      38,941    $  4.28
                                                         =======    =======     =======    =======     =======    =======
Options exercisable at the end of the year ...........    66,028    $  5.71      21,105    $  5.66      38,941    $  4.28
                                                         =======    =======     =======    =======     =======    =======
Weighted-average fair value of options granted
during the year ......................................              $  1.78                $  1.15                $    --
                                                                    =======                =======                =======

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 14 -- STOCK MATTERS -- (Continued)

     At December 31, 1997, there were options for 191,852 shares outstanding with a weighted-average remaining term of eight years and an exercise price of between $5.55 and $7.38 per share. At December 31, 1997, 66,028 optioned shares were exercisable at prices between $5.55 and $7.38 per share for a total of $376,880. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds is credited to additional paid-in capital. No income or expense has been recognized in connection with the grant or exercise of these options.

     As permitted by SFAS No. 123, the Company has continued to apply APB Opinion No. 25 for measurement of stock-based compensation in the accompanying financial statements. If the Company had used the fair value based method of accounting for stock-based compensation, operating results for 1997 and 1996 would have been affected as set forth below:



                                        AS REPORTED                     PRO FORMA
                              ------------------------------- -----------------------------
                                    1997            1996            1997           1996
                              --------------- --------------- --------------- -------------
  Net Income ................   $ 1,185,920     $ 1,025,389     $ 1,118,920     $ 971,389
  Net Income Per Share:
  Basic .....................   $      0.26     $      0.22     $      0.25     $    0.21
  Assuming Dilution .........   $      0.25     $      0.22     $      0.24     $    0.21

     In determining the pro forma disclosures above, the fair value of options granted was estimated on the date of grant using the Black-Scholes Option Pricing Model using the following assumptions; a risk-free interest rate of 5.5% and 6.0% in 1997 and 1996, respectively, a dividend yield of 2.0%, an expected life equal to 60% of the term of the option, and a volatility ratio of 20%. The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards granted prior to 1996.


     STOCK REPURCHASE PROGRAM

     On February 21, 1995, the Company's Board of Directors authorized and approved a Stock Repurchase Program, to be reaffirmed annually, pursuant to which the Company may repurchase shares of the Company's common stock for the primary purpose of providing liquidity to its shareholders. During the years 1997 and 1996, the Company was authorized to purchase and retire shares up to an aggregate purchase price of $900,000 annually. Pursuant to stock repurchase authorizations and limitations, the Company purchased 4,018 shares during 1997 and 54,565 shares during 1996 with an aggregate purchase price of $30,125 and $351,889, respectively.


NOTE 15 -- EMPLOYEE AND DIRECTOR BENEFIT PLANS

     EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

     The Company has established an associate tax deferred savings plan under
Section 401(k) of the Internal Revenue Code of 1986. All associates who are scheduled to work 1,000 hours or more are eligible to participate upon completion of one year of employment.

     The Company's annual contribution to the plan was $113,099 in 1997 and $104,876 in 1996, determined as follows:

     o One percent of each participant's compensation.

     o A matching contribution equivalent to 100% of the first 5% of each associate's compensation contributed to the plan.

   o A discretionary contribution, subject to approval by the Board of Directors, limited to an amount not to exceed the maximum amount deductible for income tax purposes.


     DIRECTORS' DEFERRED COMPENSATION PLAN

     The Company has established a Directors Deferred Compensation Plan in accordance with the laws of the State of North Carolina. Each Director may elect to defer receipt for services rendered to the Company as a Director during the term of his or her service by entering into a written deferred compensation election. The balance in deferred directors compensation was $90,046 and $41,312 at December 31, 1997 and 1996, respectively.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 16 -- NEW ACCOUNTING PRONOUNCEMENTS
     FASB STATEMENT ON REPORTING COMPREHENSIVE INCOME. In June 1997, the FASB issued SFAS No. 130. This Statement establishes standards of reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. In addition to net income as has been historically determined, comprehensive income for the Company would include unrealized holding gains and losses on available for sale securities. This Statement will be effective for the first quarter of the Company's fiscal year ending December 31, 1998. Had the Company early-adopted this Statement, it would have reported comprehensive income of $1,252,056 and $765,157 for the years ended December 31, 1997 and 1996, respectively.


NOTE 17 -- FAIR VALUES OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

     The following table reflects a comparison of carrying amounts and the estimated fair value of the financial instruments as of December 31.


                                                           1997                    1996
                                                  ----------------------- ----------------------
                                                   CARRYING    ESTIMATED   CARRYING   ESTIMATED
                                                    AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                  ---------- ------------ ---------- -----------
                                                                  (IN THOUSANDS)
    FINANCIAL ASSETS
    Cash and cash equivalents ...................  $  4,506    $  4,506    $  4,883   $  4,883
    Securities available for sale ...............    23,847      23,847      25,220     25,220
    Variable rate loans .........................    63,570      63,570      59,860     59,860
    Other loans .................................    50,415      51,024      40,992     40,908
                                                   --------    --------    --------   --------
    Total loans .................................   113,985     114,594     100,852    100,768
                                                   --------    --------    --------   --------
    Accrued interest receivable .................       931         931         858        858
    FINANCIAL LIABILITIES
    Deposits
      Variable rate, payable on demand ..........  $ 74,312    $ 74,312    $ 64,672   $ 64,672
    Fixed-rate time certificates of deposit .....    42,593      42,642      39,927     39,969
                                                   --------    --------    --------   --------
      Total deposits ............................   116,905     116,954     104,599    104,641
                                                   --------    --------    --------   --------
    Short-term borrowing ........................     8,009       8,009      11,156     11,156
    Long-term debt ..............................     7,575       7,575       6,266      6,349
    Accrued interest payable ....................       171         171         176        176

     At December 31, 1997 the Bank had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and, therefore, they were deemed to have no current fair market value. See Note 11.

     It should be noted that the estimated fair values disclosed in this table do not represent market values of all assets and liabilities of the Company and should not be interpreted to represent the underlying value of the Company.


     INTEREST RATE RISK

     The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are more likely to prepay in a rising rate environment and less likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                            JUNE 30, 1998 AND 1997




                                                                                             1998            1997
                                                                                       --------------- ---------------
ASSETS
Cash and due from banks ..............................................................  $  4,003,474    $  4,455,348
Due from banks, interest-bearing .....................................................       502,349         219,452
Federal funds sold ...................................................................       925,000              --
Investment securities available for sale, at fair value ..............................    27,493,176      25,904,101
Loans ................................................................................   117,624,959     108,731,008
Less allowance for loan losses .......................................................    (1,162,471)     (1,099,681)
                                                                                        ------------    ------------
 Net loans ...........................................................................   116,462,488     107,631,327
                                                                                        ------------    ------------
Premises and equipment, net ..........................................................     2,428,658       2,356,603
Interest receivable ..................................................................       973,004         909,595
Other assets .........................................................................     1,212,549       1,142,973
                                                                                        ------------    ------------
   Total assets ......................................................................  $154,000,698    $142,619,399
                                                                                        ============    ============
LIABILITIES
Deposits
 Demand, noninterest-bearing .........................................................  $ 16,109,047    $ 14,162,047
 Money market and NOW accounts .......................................................    28,123,335      29,671,626
 Savings accounts ....................................................................    33,669,537      29,164,678
 Time deposits, $100,000 and over ....................................................    16,897,663       8,037,936
 Other time deposits .................................................................    33,175,775      32,442,485
                                                                                        ------------    ------------
Total deposits .......................................................................   127,975,357     113,478,772
Federal funds purchased and securities sold under repurchase agreements ..............     3,778,110       4,817,305
Other short-term borrowed funds ......................................................     1,339,000       4,239,000
Long-term debt .......................................................................     6,951,233       7,700,484
Interest payable .....................................................................       146,256         190,358
Other liabilities ....................................................................       534,369         321,099
                                                                                        ------------    ------------
   Total liabilities .................................................................   140,724,325     130,747,018
Off balance sheet items, commitments and contingencies -- Note 4
SHAREHOLDERS' EQUITY
Common stock, $1.25 par value
 6,000,000 shares authorized; shares issued and outstanding of 2,294,536 and
 2,172,506, respectively .............................................................     2,868,170       2,715,633
Additional paid-in capital ...........................................................     5,578,035       4,572,216
Undivided profits ....................................................................     4,495,660       4,364,497
Accumulated other comprehensive income ...............................................
 Net unrealized gain on securities available for sale, net of related tax effect .....       334,508         220,035
                                                                                        ------------    ------------
   Total shareholders' equity ........................................................    13,276,373      11,872,381
                                                                                        ------------    ------------
   Total liabilities and shareholders' equity ........................................  $154,000,698    $142,619,399
                                                                                        ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)


                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997




                                                                                     1998            1997
                                                                               --------------- ---------------
INTEREST INCOME
 Loans, including fees .......................................................   $ 4,945,374     $ 4,537,397
 Investment securities
   U. S. Treasury ............................................................       152,253         138,566
   U. S. Government agencies and corporations ................................       466,534         478,199
   State and political subdivisions ..........................................       165,259         170,608
   Other .....................................................................        39,099          36,499
 Short-term investments ......................................................        18,772          15,504
                                                                                 -----------     -----------
   Total interest income .....................................................     5,787,291       5,376,773
                                                                                 -----------     -----------
INTEREST EXPENSE
 Time deposits, $100,000 and over ............................................       332,217         187,625
 Other interest-bearing deposits .............................................     1,824,568       1,738,032
 Federal funds purchased and securities sold under repurchase agreements .....       119,377         135,164
 Other short-term borrowed funds .............................................        71,987          90,447
 Long-term debt ..............................................................       181,650         233,005
                                                                                 -----------     -----------
   Total interest expense ....................................................     2,529,799       2,384,273
                                                                                 -----------     -----------
NET INTEREST INCOME ..........................................................     3,257,492       2,992,500
Provision for loan losses ....................................................        64,852          84,600
                                                                                 -----------     -----------
Net interest income after provision for loan losses ..........................     3,192,640       2,907,900
                                                                                 -----------     -----------
NONINTEREST INCOME
 Service charges on deposit accounts .........................................       463,404         449,196
 Other service fees and commissions ..........................................       280,338         248,768
 Gains on securities sold ....................................................         1,453              --
 Other income ................................................................        15,244          29,295
                                                                                 -----------     -----------
   Total noninterest income ..................................................       760,439         727,259
                                                                                 -----------     -----------
NONINTEREST EXPENSE
 Salaries and employee benefits ..............................................     1,598,313       1,369,576
 Net occupancy expense .......................................................       141,298         117,364
 Equipment expense ...........................................................       216,748         199,591
 Data processing costs .......................................................       218,885         243,590
 Other operating expense .....................................................       823,205         795,142
                                                                                 -----------     -----------
   Total noninterest expenses ................................................     2,998,449       2,725,263
                                                                                 -----------     -----------
Income before income taxes ...................................................       954,630         909,896
Income taxes .................................................................       297,233         283,454
                                                                                 -----------     -----------
NET INCOME ...................................................................   $   657,397     $   626,442
                                                                                 ===========     ===========
NET INCOME PER COMMON SHARE
 Basic .......................................................................   $       .14     $       .14
 Assuming dilution ...........................................................           .14             .13
WEIGHTED AVERAGE SHARES OUTSTANDING
 Basic .......................................................................     4,576,614       4,564,862
 Assuming dilution ...........................................................     4,737,412       4,670,117

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)


                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997





                                                                                                ACCUMULATED
                                             COMMON STOCK           ADDITIONAL                    OTHER
                                     ----------------------------    PAID-IN      UNDIVIDED    COMPREHENSIVE
                                         SHARES        AMOUNT        CAPITAL       PROFITS        INCOME          TOTAL
                                     ------------- -------------- ------------- ------------- -------------- --------------
BALANCE AT JANUARY 1, 1997 .........   2,174,982    $ 2,718,728    $4,593,661    $3,738,055     $ 252,961     $11,303,405
Comprehensive income
 Net income ........................          --             --            --       626,442            --         626,442
 Other comprehensive income,
   net of tax ......................
   Net increase (decrease) in fair
    value of securities available
    for sale .......................          --             --            --            --       (32,926)        (32,926)
                                                                                                              -----------
 Total comprehensive income ........                                                                              593,516
Stock options exercised ............       1,542         (1,928)      (36,577)           --            --          (5,585)
Repurchases of common stock ........      (4,018)         5,023        25,102            --            --          30,125
                                       ---------    -----------    ----------    ----------     ---------     -----------
BALANCE AT JUNE 30, 1997 ...........   2,172,506    $ 2,715,633    $4,572,216    $4,364,497     $ 220,035     $11,872,381
                                       =========    ===========    ==========    ==========     =========     ===========
BALANCE AT JANUARY 1, 1998 .........   2,282,078    $ 2,852,598    $5,524,178    $3,838,263     $ 319,097     $12,534,136
Comprehensive income
 Net income ........................          --             --            --       657,397            --         657,397
 Other comprehensive income,
   net of tax ......................
   Net increase (decrease) in fair
    value of securities available
    for sale .......................          --             --            --            --        15,411          15,411
                                                                                                              -----------
 Total comprehensive income ........                                                                              672,808
Stock options exercised ............      12,458         15,572        53,857            --            --          69,429
                                       ---------    -----------    ----------    ----------     ---------     -----------
BALANCE AT JUNE 30, 1998 ...........   2,294,536    $ 2,868,170    $5,578,035    $4,495,660     $ 334,508     $13,276,373
                                       =========    ===========    ==========    ==========     =========     ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997




                                                                                    1998            1997
                                                                              --------------- ---------------
OPERATING ACTIVITIES
 Net income .................................................................  $    657,397    $    626,442
 Adjustments to reconcile net income to net cash provided by operations:
   Depreciation .............................................................       138,727         125,970
   Amortization of investment premiums and discounts, net ...................        21,789         (11,509)
   Provision for loan losses ................................................        64,852          84,600
   Deferred income tax benefit ..............................................            --          (7,260)
   Gain on sale of securities available for sale, net .......................        (1,453)             --
   (Gain) loss on sale of foreclosed properties .............................        14,288              --
 Net change in interest receivable ..........................................       (42,501)        (51,800)
 Net change in other assets .................................................         3,382         (98,499)
 Net change in income taxes receivable ......................................       (47,516)         20,261
 Net change in interest payable .............................................       (24,775)         14,316
 Net change in income taxes payable .........................................            --          10,015
 Net change in accrued and other liabilities ................................        14,902         (63,788)
                                                                               ------------    ------------
   Net cash provided by operating activities ................................       799,092         648,748
                                                                               ------------    ------------
INVESTING ACTIVITIES
 Net (increase) decrease in due from banks, interest-bearing ................      (318,838)         80,042
 Proceeds from sales of securities available for sale .......................            --         571,301
 Proceeds from maturities of securities available for sale ..................     2,566,893       3,017,099
 Purchase of securities available for sale ..................................    (6,208,300)     (4,314,639)
 Net (increase) decrease in federal funds sold ..............................      (925,000)             --
 Net increase (decrease) in loans made to customers .........................    (3,667,416)     (7,913,310)
 Purchase of premises and equipment .........................................      (223,648)       (365,324)
 Proceeds from sales of/(additions to) foreclosed properties ................        34,211         (42,000)
                                                                               ------------    ------------
   Net cash used by investing activities ....................................    (8,742,098)     (8,966,831)
                                                                               ------------    ------------
FINANCING ACTIVITIES
Net increase in deposit accounts ............................................    11,070,033       8,879,308
 Net increase (decrease) in federal funds purchased .........................    (1,400,000)        935,000
 Net increase (decrease) in securities sold under repurchase agreements .....      (269,220)     (4,273,840)
 Repayment of short-term borrowed funds .....................................    (1,223,058)      1,239,000
 Proceeds from long-term advances from Federal Home Loan Bank ...............     2,000,000       2,000,000
 Repayment of long-term advances from Federal Home Loan Bank ................    (2,623,276)       (565,176)
 Repurchases of common stock ................................................            --         (30,124)
 Proceeds from issuance of common stock .....................................        69,430           5,585
                                                                               ------------    ------------
   Net cash provided by financing activities ................................     7,623,909       8,189,753
                                                                               ------------    ------------
DECREASE IN CASH AND DUE FROM BANKS .........................................      (319,097)       (128,330)
 Cash and due from banks at beginning of period .............................     4,322,571       4,583,678
                                                                               ------------    ------------
 Cash and due from banks at end of period ...................................  $  4,003,474    $  4,455,348
                                                                               ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Interest paid ..............................................................  $  2,554,573    $  2,369,957
 Income taxes paid ..........................................................       339,000         306,878

The accompanying notes are an integral part of the consolidated financial statements.

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


NOTE 1 -- BASIS OF PRESENTATION

     All adjustments considered necessary for a fair presentation of the results for interim periods presented have been included (such adjustments are normal and recurring in nature). Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere herein.


NOTE 2 -- PER SHARE DATA

     On July 21, 1998, the Company's Board of Directors declared a two-for-one stock split, effected in the form of a dividend, whereby all shareholders will receive an additional share of common stock for each share of stock currently held. The dividend is payable on August 20, 1998 to shareholders of record on August 4, 1998. All information presented in the accompanying interim consolidated financial statements regarding earnings per share and weighted average number of shares outstanding has been computed giving effect to this stock dividend, and, where applicable, to the 5% stock dividend paid in 1997 and to the 3% stock dividend paid in 1996.

     Basic and diluted earnings per share have been computed based upon net income as presented in the accompanying interim consolidated statements of income divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below.



                                                                          SIX MONTHS ENDED JUNE 30,
                                                                          -------------------------
                                                                              1998        1997
                                                                          ----------- ------------
     Weighted average number of common shares used in computing basic
       earnings per share ...............................................  4,576,614   4,564,862
     Effect of dilutive stock options ...................................    160,798     105,255
                                                                           ---------   ---------
     Weighted average number of common shares and dilutive potential
       common shares used in computing diluted earnings per share .......  4,737,412   4,670,117
                                                                           =========   =========

NOTE 3 -- COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined as the change in equity during the period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. This statement does not change or modify the reporting or display in the income statement. The Company has adopted SFAS No. 130 effective January 1, 1998. Comparative financial statements for the six months ended June 30, 1997, also reflect the application of this statement.


NOTE 4 -- COMMITMENTS AND CONTINGENCIES


     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit and standby letters of credit. These instruments involve elements of credit risk in excess of amounts recognized in the accompanying financial statements.

     The Bank's risk of loss with the unfunded loans and lines of credit or standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments under such instruments as it does for on-balance sheet instruments. The amount of collateral obtained, if any, is based on management's credit

                     UWHARRIE CAPITAL CORP AND SUBSIDIARY
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

NOTE 4 -- COMMITMENTS AND CONTINGENCIES -- (Continued)

evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, real estate and time deposits with financial institutions. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Credit card commitments are unsecured. At June 30, 1998, outstanding financial instruments whose contract amounts represent credit risk were approximately:


  Commitments to extend credit .....  $ 14,216,000
  Credit card commitments ..........     3,211,000
  Standby letters of credit ........       763,000
                                      ------------
                                      $ 18,190,000
                                      ============

     CONTINGENCIES

     In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the financial statements.


     FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

     The Bank makes commercial, agricultural, real estate mortgage, home equity and consumer loans primarily in Stanly County. A substantial portion of the Bank's customers' abilities to honor their contracts is dependent on the business economy in Albemarle, North Carolina and surrounding areas. Although the Bank's loan portfolio is diversified, there is a concentration of mortgage loans in the portfolio. The Bank's policies for real estate lending require collateralization with 20% equity or that the loan be underwritten to conform to Fannie-Mae guidelines that would allow securitization and/or sale of the loans. Lending policy for all loans requires that they be supported by sufficient cash flows. Credit losses related to this real estate concentration are consistent with credit losses experienced in the portfolio as a whole.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS ANY TIME SUBSEQUENT TO ITS DATE.



                       --------------------------------
                               TABLE OF CONTENTS


                                                             PAGE
                                                          ---------
Prospectus Summary ....................................        2
Risk Factors ..........................................        5
Use of proceeds .......................................        7
Offering Price of Common Stock ........................        7
Dividends .............................................        8
Capitalization ........................................        9
Selected Consolidated Financial Data ..................       10
Management's Discussion and Analysis of
   Financial Condition and Results of Operations ......       11
Business ..............................................       23
Management ............................................       34
Description of Capital Stock ..........................       36
Self-Managed Stock Offering ...........................       39
Legal Matters .........................................       39
Experts ...............................................       39
Available Information .................................       39
Incorporation of Certain Documents by Reference........       39
Forward Looking Statements ............................       40
Index to Consolidated Financial Statements ............      F-1


                              UP TO 850,000 SHARES








                              Uwharrie Capital Corp





                                  COMMON STOCK








                          --------------------------
                                   PROSPECTUS
                          --------------------------
                                                 , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses of the Company payable in connection with the issuance and distribution of the Common Stock being registered hereby. All expenses of the offering will be borne by the Company. The Common Stock will not be listed or traded on a broker-dealer market, and therefore neither underwriting discounts nor commissions will be incurred. All amounts shown are estimates, except the SEC registration fee:


         SEC Registration Fee ................ $   1,441.81
         Printing and Engraving Expenses ..... $  35,000.00
         Legal Fees and Expenses ............. $  90,000.00
         Accounting Fees ..................... $  30,000.00
         The Meritas Group, Inc. ............. $  80,000.00
         Miscellaneous Expenses .............. $   7,500.00
         Total ............................... $ 243,947.81

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

     In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney's fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors or officers of the Company, or at the request of the Company serve as an officer, director, agent, partner, trustee, administrator or employee for any other foreign or domestic entity, except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of the Company. Accordingly, the Company may indemnify its directors, officers or employees in accordance with either the statutory or nonstatutory standards.

     Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

     Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company has purchased a standard directors' and officers liability policy which will, subject to certain limitations, indemnify the Company and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers which acting in their capacity as such.

     The Company's Bylaws also contain an indemnification provision. Article X of the Company's Bylaws provides that any person who at any time serves or has served as a director or officer of the Company, or who, while serving as a director or officer of the Company, serves or has served at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan, shall have a right to be indemnified by the Company to the fullest extent permitted by law against
(a) reasonable expenses, including attorneys' fees, incurred by him in connection with any threatened, pending or completed civil, criminal, administrative, investigative, or arbitrative action, suit, or proceeding (and any appeal therein), whether or not brought by or on behalf of the Company, seeking to hold him liable by reason of the fact that he is or was acting in such capacity, and (b) reasonable payments made by him in satisfaction of any judgment, money decree, fine (including an excise tax assessed with respect to an employee benefit plan) or penalty for which he may have become liable in any such action, suit or proceeding, or in connection with a settlement approved by the Board of Directors of any such action, suit or proceeding.

     The Board of Directors of the Company shall take all such action as may be necessary and appropriate to authorize the Company to pay the indemnification required by this bylaw, including, without limitation, making a good faith determination as to whether indemnification is legally permissible in the circumstances and a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him. The Board of Directors may appoint a committee or special counsel to make such determination and evaluation. To the extent needed, the Board shall give notice to, and seek approval by, the shareholders of the Company for any decision to indemnify.

     Any person who at any time after the adoption of this bylaw serves or has served in the aforesaid capacity for or on behalf of the Company shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the right of indemnification provided herein. Such right shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from the provisions of this bylaw.

     As permitted by North Carolina law, Article V of the Articles limits the personal liability of directors for monetary damages for breaches of any duty as a director arising out of any legal action whether by or in the right of the Company, its shareholders, or otherwise. Such limitation will not apply to (i) acts or omissions not made in good faith that the director at the time of the breach knew or believed were in conflict with the best interests of the Company, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, (iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the provision became effective.


ITEM 16. EXHIBITS

     The following documents (unless indicated) are filed herewith and made a part of this Registration Statement.




 EXHIBIT NUMBER                             DESCRIPTION OF EXHIBIT
----------------   -----------------------------------------------------------------------
   4.01(1)         Specimen Common Stock Certificate.
    5.01           Form of Opinion of Moore & Van Allen, PLLC.
  10.01(2)         1996 Employment Stock Option Plan.
  10.02(2)         1996 Employee Stock Purchase Plan.
   10.03           Directors Deferred Compensation Plan.
   23.01           Consent of Dixon Odom PLLC.
   23.02           Consent of Moore & Van Allen, PLLC. (included in Exhibit 5.01 hereto).
   24.01           Powers of Attorney (see pages II-4 and II-5).
   27.01           Financial Data Schedule (for SEC use only).
   99.01           Appraisal Report of The Meritas Group, Inc. (to be filed by amendment)
   99.02           Form of Promissory Note to be used in Installment Purchase Plan.

---------
(1) Incorporated by reference to Registrant's Form 8-K dated July 1, 1993 filed with the SEC.

(2) Incorporated by reference to Registrant's Registration Statement on Form S-8 dated May 3, 1996 filed with the SEC.

ITEM 17. UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     3. The undersigned Registrant hereby undertakes that: (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) ( I ) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bone fide offering thereof.

     4. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such informaiton in the registration statement.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albemarle, State of North Carolina, on August 5, 1998.


                                        UWHARRIE CAPITAL CORP

                                        /s/   ROGER L. DICK*
                                      ----------------------------------------
                                        ROGER L. DICK

                                        PRESIDENT AND CHIEF EXECUITVE OFFICER



                       SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roger L. Dick and Ronald B. Davis, or either of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, to sign any related abbreviated Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on August 5, 1998, in the capacities indicated.



               SIGNATURE                                            CAPACITY
--------------------------------------  ---------------------------------------------------------------
/s/  ROGER L. DICK                      President and Chief Executive Officer and Director (Principal
----------------------------------
 ROGER L. DICK                          Executive Officer)
/s/  BARBARA S. WILLIAMS                Senior Vice President -- Finance (Principal Financial Officer)
----------------------------------
 BARBARA S. WILLIAMS
/s/  WILLIAM S. ALDRIDGE, JR.           Chairman
----------------------------------
 WILLIAM S. ALDRIDGE, JR.
/s/  CYNTHIA H. BEANE                   Vice Chairman
----------------------------------
 CYNTHIA H. BEANE
/s/  JOE S. BROOKS                      Director
----------------------------------
 JOE S. BROOKS
/s/  RONALD T. BURLESON                 Director
----------------------------------
 RONALD T. BURLESON
/s/  BILL C. BURNSIDE, DDS              Director
----------------------------------
 BILL C. BURNSIDE, DDS
/s/  GAIL C. BURRIS                     Director
----------------------------------
 GAIL C. BURRIS

               SIGNATURE                 CAPACITY
--------------------------------------  ---------
/s/  G. CHAD EFIRD                      Director
----------------------------------
 G. CHAD EFIRD
/s/  JAMES F. LINK, D.V.M.              Director
----------------------------------
 JAMES F. LINK, D.V. M.
/s/  DAVID M. JONES                     Director
----------------------------------
 DAVID M. JONES
/s/  W. CHESTER LOWDER                  Director
----------------------------------
 W. CHESTER LOWDER
/s/  BUREN MULLIS                       Director
----------------------------------
 BUREN MULLIS
/s/  JOHN P. MURRAY, M.D.               Director
----------------------------------
 JOHN P. MURRAY, M.D.
/s/  KENT E. NEWPORT                    Director
----------------------------------
 KENT E. NEWPORT
/s/  CATHERINE A. PICKLER               Director
----------------------------------
 CATHERINE A. PICKLER
/s/  GEORGE T. REAVES                   Director
----------------------------------
 GEORGE T. REAVES
/s/  A. JAMES RUSSELL                   Director
----------------------------------
 A. JAMES RUSSELL
/s/  B. A. SMITH, JR.                   Director
----------------------------------
 B. A. SMITH, JR.
/s/  DOUGLAS V. WADDELL                 Director
----------------------------------
 DOUGLAS V. WADDELL

                                 EXHIBIT INDEX




 EXHIBIT NUMBER                          DESCRIPTION OF EXHIBIT
----------------   -----------------------------------------------------------------
   5.01            Form of Opinion of Moore & Van Allen, PLLC.
  10.03            Directors Deferred Compensation Plan.
  23.01            Consent of Dixon Odom PLLC.
  27.01            Financial Data Schedule (for SEC use only)
  99.02            Form of Promissory Note to be used in Installment Purchase Plan.

For Bank Use (Do Not Fill In)
No. of Shares Requested
No. of Shares Accepted



                             UWHARRIE CAPITAL CORP
                           ALBEMARLE, NORTH CAROLINA
The undersigned, having received and reviewed the Prospectus dated       ,
1998, of Uwharrie Capital Corp, a North Carolina bank holding company, and in sole reliance on the information contained therein, hereby subscribes for shares of the Common Stock (par value $ 1.25 per share) of Uwharrie
Capital Corp at a price of $   per share. The minimum subscription is 200
shares and the maximum is 25,000 shares.

The subscription is payable as follows:

     (i) the sum of $     is paid herewith, in United States dollars either by
check, draft or money order drawn to the order of Uwharrie Capital Corp;


OR

     (ii) the sum of $     is paid herewith through withdrawals from my Bank of
Stanly certificate or savings account(s) shown below, which I hereby authorize Bank of Stanly to make with the express understanding that the amounts withdrawn are without premature withdrawal penalty and are otherwise not available for withdrawal:


  ACCOUNT NUMBER(S)              AMOUNT(S)







 TOTAL WITHDRAWAL:

OR
     (iii) the purchase of   shares (not to exceed 500 shares) under the
Purchase Plan described in the Prospectus. (If this option is selected, an appropriate financing form will be forwarded.)

1. This Subscription Offer may not be canceled, terminated or revoked by the undersigned.

2. The Board of Directors reserves the right to accept this Subscription Offer for a lesser number of shares than the number noted above, or to reject it altogether, for any reason or no reason, whether or not the subscriptions of other subscribers are treated differently. Subscriptions may be accepted at any time. Uwharrie Capital Corp also reserves the right to cancel accepted Subscription Offers for any reason or no reason until the date the shares purchased through this Subscription Offering are issued. Acceptances must be in writing and are legally effective and binding when mailed to the address shown on this Subscription Offer, or in the case of a subscriber whose address has changed and who has provided the new address to Uwharrie Capital Corp in writing, to the new address. If the subscription is accepted in part, the undersigned agrees to purchase the accepted number of shares subject to the terms of this Subscription Offer. A refund, with no interest or income thereon, will be made of all amounts received for subscriptions not accepted.

3. All terms of the Prospectus of Uwharrie Capital Corp dated       , 1998, are
incorporated herein by reference. The undersigned has read the Prospectus and understood it, or has had it explained to him/her by his/her legal representative, and acknowledges the terms and conditions under which this Subscription Offering is made as more fully set forth in the Prospectus. In making a decision to purchase such shares, the undersigned is relying solely upon the representations contained in the Prospectus, and confirms by his/her signature below that this Subscription Offer is made in accordance therewith.

4. By his/her initials below, the subscriber acknowledges and agrees that:

(1) THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER AGENCY OR PERSON AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL; (2) THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES EXCHANGE COMMISSION, THE NORTH CAROLINA SECRETARY OF STATE, OR ANY OTHER REGULATORY BODY, NOR HAS ANY REGULATORY BODY PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS, AND THAT ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL; AND (3) SUBSCRIBER HAS RECEIVED AND READ A COPY OF THE PROSPECTUS BEFORE SIGNING THIS SUBSCRIPTION OFFER.

     INSTRUCTION: Each subscriber must place his/her initials on the line below to indicate that he/she has read the above paragraph.

       (Subscriber's Initials)       (Subscriber's Initials)

Subscriber has signed this Subscription Offer on the date indicated beside his/her signature below, and hereby requests that certificates evidencing shares of Common Stock purchased pursuant to this Subscription Offer be registered in the name and form of ownership described below.

___________(SEAL)________, 1998 ____________________(SEAL)__________, 1998
Signature        Date           Additional Signature      Date
                                (if required)

COMPLETE ALL BLANKS ON THIS SUBSCRIPTION OFFER, AND IF APPLICABLE, MAKE CHECK
OR MONEY ORDER IN THE AMOUNT OF $      FOR EACH SHARE SUBSCRIBED PAYABLE TO
UWHARRIE CAPITAL CORP AND MAIL SUBSCRIPTION AND CHECK IN THE ENCLOSED ENVELOPE ADDRESSED TO:


                             UWHARRIE CAPITAL CORP
                            167 NORTH SECOND STREET
                              POST OFFICE BOX 338
                     ALBEMARLE, NORTH CAROLINA 28002-0338
                                (704) 983-6181

Any questions concerning subscriptions or the Subscription Offering may be directed to the "Stock Information Center" at the above address and telephone number.


                             PURCHASER INFORMATION

THIS INFORMATION IS NECESSARY, AND THE FAILURE TO PROVIDE MAY RESULT IN A REJECTION OF THE PURCHASER'S SUBSCRIPTION ORDER.


A. -- EXISTING SHAREHOLDERS.                 Check here if you were an existing shareholder of Uwharrie Capital Corp
                                            as of       , 1998.
B. -- EXISTING CUSTOMER OF THE              Check here if you were an existing customer of the Bank of Stanly or its
BANK OF STANLY OR ITS SUBSIDIARIES, THE     subsidiaries, The Strategic Alliance and BOS Agency, Inc., as of
STRATEGIC ALLIANCE AND BOS AGENCY, INC.          , 1998.

C. -- INDIVIDUALS RESIDING IN THE UWHARRIE LAKES REGION.  Check here if you reside in the Uwharrie Lakes Region (consisting of Stanly, Montgomery, Richmond, Anson, Union, Cabarrus, Rowan, Randolph, and Davidson Counties), and if so, provide the address of such residence immediately below:




   Street Address

   City                            State                         Zip Code

D. -- INDIVIDUALS HAVING A PLACE OF BUSINESS OR PROPERTY INTEREST IN THE
             UWHARRIE LAKES REGION.   Check here if you have a place of
             business or property interest in the Uwharrie Lakes Region, and if so, provide the name and address of such business or property interest and your mailing address as indicated below:


            Address of Business or Property Interest:




   Street Address

   City                            State                         Zip Code

       Mailing Address:



    Street Address

   City                            State                         Zip Code

E. -- OTHER.  Explain:-------------------------------------------------


            ------------------------------------------------------
                        STOCK REGISTRATION INFORMATION

                                 PLEASE PRINT



Name(s) in which stock is to be registered



Address (Street or Post Office Box)



City, State, and Zip Code


(  )          (  )

Daytime Phone       Evening Phone       Taxpayer ID (Social Security)



Legal form of ownership:
 ( ) Individual                    ( ) Tenants in Common ( ) Joint Tenants with Right of Survivorship
 ( ) Uniform Transfers to Minors   ( ) Other